As confidentially submitted to the U.S. Securities and Exchange Commission on May 6, 2022. This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

EMULATE THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Washington	3841	91-2174500
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

13810 SE Eastgate Way, Suite 560

Bellevue, WA 98005

Telephone: (425) 415-3140

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Chris Rivera, Chief Executive Officer

EMulate Therapeutics, Inc.

13810 SE Eastgate Way, Suite 560

Bellevue, WA 98005

Telephone: (425) 415-3140

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joseph M. Lucosky, Esq. Thomas D. Twedt, Esq. Lahdan S. Rahmati, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 (732) 395-4511 jlucosky@lucbro.com	Keith J. Billotti, Esq. One Battery Park Plaza New York, NY 10004 (212) 574-1274 billotti@sewkis.com

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MAY 6, 2022

EMULATE THERAPEUTICS, INC.

[●] Shares of Common Stock

This is our initial public offering. We are offering (this “Offering”) [●] shares of common stock, par value $0.001 per share, (“Common Stock”, and each a “Share” and collectively, the “Shares”), of EMulate Therapeutics, Inc. (the “Company”, “EMulate Therapeutics”, “we”, “our”, or “us), at a public offering price of $[●] per Share.

Prior to this Offering, there has been no public market for our Common Stock. We have applied to have our Common Stock listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “EMTX”.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus, before purchasing any of the securities offered by this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Public offering price	$
Underwriting discounts and commissions (1)	$
Proceeds to us, before expenses	$

(1) We have agreed to reimburse the underwriters for certain expenses and the underwriters will receive compensation in addition to underwriting discounts and commissions. See “Underwriting” for additional disclosure regarding underwriters’ compensation and offering expenses.

The Company has granted a 45-day option to the representative of the underwriters to purchase up to an additional [●] shares of Common Stock to cover over-allotments, if any.

For a description of the other compensation to be received by the underwriters, please see “Underwriting” beginning on page 102.

The underwriters expect to deliver the securities in the Offering on or about [       ], 2022.

EF Hutton,

division of Benchmark Investments, LLC

The date of this prospectus is [●], 2022

You should rely only on the information contained in this prospectus. Neither we nor the representative have authorized anyone to provide any information or to make any representations other than those contained in this prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. You should also read this prospectus together with the additional information described under “Where You Can Find More Information.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements may include words such as “anticipate,” “believe,” “estimate,” “intend,” “could,” “should,” “would,” “may,” “seek,” “plan,” “might,” “will,” “expect,” “anticipate,” “predict,” “project,” “forecast,” “potential,” and “continue” or the negatives thereof or similar expressions. Forward-looking statements speak only as of the date they are made, are based on various underlying assumptions and current expectations about the future and are not guarantees of future performance. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievement to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of their dates.

We cannot predict all the risks and uncertainties that may impact our business, financial condition or results of operations. Accordingly, the forward-looking statements in this prospectus should not be regarded as representations that the results or conditions described in such statements will occur or that our objectives and plans will be achieved, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and include information concerning possible or projected future results of our operations, including statements about potential acquisition or merger targets, strategies or plans; business strategies; prospects; future cash flows; financing plans; plans and objectives of management; any other statements regarding future acquisitions, future cash needs, future operations, business plans and future financial results; and any other statements that are not historical facts.

These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to a variety of factors and risks, including, but not limited to, those set forth under “Risk Factors” starting on page 11 of this prospectus.

Many of those risks and factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. Considering these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. All subsequent written and oral forward-looking statements concerning other matters addressed in this prospectus and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus.

Except to the extent required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.

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MARKET AND INDUSTRY DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included in this prospectus.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

GLOSSARY OF CERTAIN TERMS

As a clinical-stage therapeutic device company, describing our business involves several technical terms and acronyms. We are providing the following glossary to assist readers with certain technical terms and acronyms and to also define certain frequently used terms.

“ACA” means the Affordable Care Act, a comprehensive reform law increases health insurance coverage for the uninsured and implements reforms to the health insurance market.

“BLE” means Bluetooth low energy.

“CBD” means cannabidiol.

“CCPA” means the California Consumer Privacy Act, a state statute intended to enhance privacy rights and consumer protection for residents of California.

“CE” means that the manufacturer or importer of a commercial product affirms the product’s conformity with European health, safety and environmental safety standards.

“Cellsana” means Cellsana Therapeutics, Inc., a Washington corporation and wholly-owned subsidiary of the Company.

“CE Certificate” means the CE mark that is placed on the backside of certain products sold in the European Economic Area and the European Union.

“cGCPs” means current Good Clinical Practices, which is an international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve the participation of human subjects.

“GH” means growth hormone, a peptide hormone that stimulates growth, cell reproduction, and cell regeneration in humans and other animals.

“CMS” means Centers for Medicare & Medicaid Services, a federal agency within the United States Department of Health and Human Services that administers the Medicare program and works in partnership with state governments to administer Medicaid, the Children’s Health Insurance Program, and health insurance portability standards.

“CPRA” means the California Privacy Rights Act of 2020, is a California ballot proposition that expands California’s consumer privacy law and builds upon the California Consumer Privacy Act of 2018.

“CPT codes” means the Common Procedural Terminology codes, a medical code set that is used to report medical, surgical, and diagnostic procedures and services to entities such as physicians, health insurance companies and accreditation organizations.

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“CRF” means Case Report Form, a paper or electronic questionnaire specifically used in clinical trial research.

“CRO” means Contract Research Organizations, which are life sciences companies that provide support to the pharmaceutical, biotechnology, and medical device industries in the form of research services outsourced on a contract basis.

“DHS” means designated health services.

“DME” means durable medical equipment, which are equipment and supplies ordered by a health care provider for everyday or extended use.

“DMG” means diffuse midline glioma.

“DIPG” means diffuse intrinsic pontine glioma.

“EEA” means the European Economic Area.

“EGFR” means epidermal growth factor receptor, a transmembrane protein that is a receptor for members of the epidermal growth factor family of extracellular protein ligands

“EU” means the European Union.

“FATCA” means the Foreign Account Tax Compliance Act, which requires all non-U.S. foreign financial institutions to search their records for customers with indicia of a connection to the U.S., including indications in records of birth or prior residency in the U.S., or the like, and to report the assets and identities of such persons to the U.S. Department of the Treasury.

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, a set of laws giving authority to the U.S. Food and Drug Administration to oversee the safety of food, drugs, medical devices, and cosmetics.

“FSCA” means Field Safety Corrective Actions, which is an action taken by a manufacturer to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market.

“GBM” means glioblastoma, a rare cancerous tumor that develops in the brain.

“GDPR” means General Data Protection Regulation, a regulation in EU law on data protection and privacy in the EU and the EEA.

“Hapbee” means Hapbee Technologies, Inc., a Canadian company in which we hold a 25% interest.

“HCPCS code set” means Healthcare Common Procedure Coding System, a collection of codes that represent procedures, supplies, products and services which may be provided to Medicare beneficiaries and to individuals enrolled in private health insurance programs.

“HDE” means Humanitarian Device Exemption, a regulatory pathway for products intended for diseases or conditions that affect small, rare populations.

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“HIPAA” means Health Insurance Portability and Accountability Act, which is a US law designed to provide privacy standards to protect patients’ medical records and other health information provided to health plans, doctors, hospitals and other health care providers.

“IDE” means an investigational device exemption that allows the investigational device to be used in a clinical study in order to collect safety and effectiveness data.

“Indolor” means Indolor Therapeutics, Inc., a Washington corporation and wholly-owned subsidiary of the Company.

“IRB” means Institutional Review Board, which is any group that has been formally designated to review and monitor biomedical research involving human subjects.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended, which is a law intended to encourage funding of small businesses in the U.S. by easing many of the country’s securities regulations.

“MACs” means Medicare Administrative Contractors, which is a private health care insurer that has been awarded a geographic jurisdiction to process Medicare Part A and Part B medical claims or Durable Medical Equipment claims for Medicare Fee-For-Service beneficiaries.

“MDD” means major depressive disorder, a common mental health disorder having episodes of psychological depression.

“MDR” means the medical device reporting, one of the post-market surveillance tools the FDA uses to monitor device performance, detect potential device-related safety issues, and contribute to benefit-risk assessments of these products.

“Mensana” means Mensana Therapeutics, Inc., a Washington corporation and wholly-owned subsidiary of the Company.

“MHLW” means Ministry of Health, Labour and Welfare of Japan, a cabinet level ministry of the Japanese government that provides services on health, labor and welfare.

“MoA” means mechanism of action, which refers to the specific biochemical interaction through which a drug substance produces its pharmacological effect.

“nGBM” means newly diagnosed GBM.

“Novocure” means Novocure GmbH, a medical technology manufacturer in Switzerland.

“Optune” means Novocure’s Optune GBM Trailblazer.

“PMA” means the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices.

“PoC” means proof of concept, which is a realization of a certain method or idea in order to demonstrate its feasibility or a demonstration in principle with the aim of verifying that some concept or theory has practical potential.

“QSR” means quality system regulations maintained by the FDA that must be followed by all medical device manufacturers who wish to sell devices in the USA.

“RFE” means radio frequency energy.

“RCW” means the Revised Code of Washington, which is the compilation of all permanent laws currently in force in the U.S. state of Washington.

“Sayre Pharma” means Sayre Therapeutics Pvt Ltd., an Indian company.

“S.E.M.” means standard error of the mean, a measure of the dispersion of sample means around the population mean.

“TCA” means the EU-UK Trade and Cooperation Agreement, a free trade agreement signed on December 30, 2020, between the EU, the European Atomic Energy Community, and the United Kingdom that provides for free trade in goods and limited mutual market access in services, as well as for cooperation mechanisms in a range of policy areas, transitional provisions about EU access to UK fisheries, and UK participation in some EU programs.

“Teijin Pharma” means Teijin Pharma Limited, a Japanese pharmaceutical company.

“UKCA” means UK conformity assessment.

“UKCA Marking” means a certification mark that indicates conformity with the applicable requirements for products sold within Great Britain.

“USPTO” means United States Patent and Trademark Office.

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PROSPECTUS SUMMARY

This prospectus summary contains an overview of the information from this prospectus, but may not contain all of the information that is important to you. This prospectus includes specific terms of the offering of our securities, information about our business, and financial data. We encourage you to read this prospectus, including the “Risk Factors” section beginning on page 11 and the financial statements and the notes thereto, in its entirety before making an investing decision. As used in this prospectus, the terms “we,” “us,” “the Company,” “our,” and “EMulate” refer to EMulate Therapeutics, Inc., a corporation organized under the laws of Washington, including our subsidiaries, unless the context indicates a different meaning.

Overview

We are on a mission to advance the development and adoption of medical, health, and environmental applications of our low-to-ultra-low radio frequency energy technology that are non-toxic, non-invasive, non-ionizing, safe and effective. We have invented and patented what we believe to be a groundbreaking technology that utilizes radio frequency energy (RFE) precisely targeted at the low and ultra-low ends of the RFE spectrum (ulRFE®) to specifically regulate signaling and metabolic pathways on the molecular and genetic levels – without chemicals, radiation or drugs – delivered via a simple-to-use non-invasive therapeutic system.

The EMulate Therapeutics ulRFE® therapeutic system is a non-invasive therapeutic medical device. It is the first of many product expressions of the Company’s underlying ulRFE platform technology. Our therapeutic medical device has potential treatment applications in a wide range of diseases, including cancer, acute and chronic pain management, mental health conditions, among others.

Although we currently have no active clinical trials, we have completed studies with respect to two brain cancer indications; feasibility studies for the glioblastoma multiforme (GBM) indication and a compassionate use study for the diffuse midline glioma (DMG)/diffuse intrinsic pontine glioma (DIPG) indication. In each indication, we are ready to initiate pivotal (phase III) studies for submission to the U.S. Food and Drug Administration (FDA) for commercial approval.

With respect to pain management and mental health indications (e.g., PTSD, anxiety), we have completed enabling pre-clinical animal studies and are prepared to initiate feasibility (phase I) human clinical trials. The FDA has completed an initial review of our device without negative comment regarding safety or effectiveness. We will be required to perform additional clinical trials as a condition to FDA approval for the use of our device in treating these indications. We plan to seek FDA approval for treating each medical indication within the fields of oncology, pain management and mental health.

Pipeline

We are pivotal trial-ready in the therapeutic areas of oncology, specifically in respect of GBM (both newly diagnosed and recurring incidences) and DMG/DIPG. Currently, there are no effective drug treatments for GBM because, among other reasons, existing chemotherapies are unable to pass through the blood/brain barrier and those drug treatments that can are not consistently effective, while our ulRFE signals, with their beneficial effects, freely pass through the entire brain. Prior to Novocure’s Optune approval in 2015 for newly diagnosed GBM, there had not been any clinical improvements for this patient population since the approval of temozolomide in August 1999. Nonetheless, Optune has demonstrated a significant market opportunity in GBM generating $550 million in annual revenues for Novocure. EMulate believes that if its GBM therapeutic product can generate similar or better clinical outcomes as Optune, it will gain significant market share based on clinician, patient, caretaker and investor feedback.

Our subsidiary, Cellsana Therapeutics, Inc. (“Cellsana”), was established in February 2022 to provide transactional and partnering flexibility in the oncology sector.

We are presently conducting pre-clinical studies and collecting data which has to date been encouraging from limited human exposures in the therapeutic area of acute and chronic pain management.

Our subsidiary, Indolor Therapeutics, Inc. (“Indolor”), was established in November 2021 to provide transactional and partnering flexibility in the pain management sector. We are presently conducting pre-clinical studies and collecting data, which has to date been encouraging, from limited human exposures in the therapeutic area of mental health and other Central Nervous System (“CNS”) conditions.

Our subsidiary, Mensana Therapeutics, Inc. (“Mensana”), was established in November 2021 to provide transactional and partnering flexibility in the mental health/CNS sector.

We have animal proof of concept validated in the therapeutic area of animal health and in the ag-bio area.

Through our investment in Hapbee Technologies, Inc. (“Hapbee”), which is currently 25%-owned by EMulate and which operates in the non-medical, consumer products area, we are at the commercialization/revenue stage. We created Hapbee, a Canadian company that is publicly listed on The Toronto Stock Exchange (TSXV) under the symbol “HAPB” since October 2020 to utilize its ulRFE technology for the consumer wellness industry. Hapbee has licensed certain recorded ulRFE signals from us for use in its non-regulated, consumer-focused business.

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Market Opportunity

The market for pain management is illustrated in the figure below.

Industry Overview

Magnetic fields have been shown to have specific effects on biological systems; for example, they have been found to alter the analgesic effects of opioids, produce analgesic responses, stimulate bone growth, reduce tissue swelling, and promote wound healing in both animal models and humans. Magnetic fields that enhance bone growth and aid in wound healing have been in clinical use for at least 40 years. Pain reduction has been observed in studies of breast reconstruction and breast reduction, post-cesarean operative recovery, and osteoarthritis. Analgesic and opioid use and edema were also reduced in breast reduction, breast reconstruction and post-caesarean patients. Devices generating magnetic fields are effective for treating major depression and obsessive compulsive disorder, and such devices are recommended for treating acute phase of depression in patients who are resistant and intolerant of other therapeutic options. In concert with the clinical development of magnetic field use, researchers have attempted to define the underlying biological effects that lead to the field’s therapeutic effects and to relate them to one or more of the underlying theories of magnetic field function. This work has included isolated protein systems, cells grown in culture, and organisms ranging from nematodes to mammals, as well as numerical modeling of the functions of the cell.

In addition, magnetic fields have been shown to alter the behavior of the epidermal growth factor receptor (EGFR), an important regulator of cell growth. This receptor, when exposed to a magnetic field, forms clusters in the membrane, which leads to phosphorylation of the receptor and to activation of one of the receptor targets, ras. These changes reflect what occurs when epidermal growth factor (EGF) binds to EGFR and indicate that the magnetic field activated the receptor in the absence of its natural activator EGF. Proliferation and cell migration are affected by magnetic fields. The growth and migration of endothelial cells has been reported to be altered by magnetic fields. Mice injected with a transformed cell line formed smaller tumors when treated with magnetic fields. Additional studies in models of cancer demonstrate effects of magnetic fields. Thus, evidence that magnetic fields have beneficial effects in therapeutics is abundant.

EMulate’s technology falls within the mainstream of science regarding the use of magnetic fields for treating maladies and diseases, as described above. It measures and records the electromagnetic emission of molecules and then transmits the electromagnetic radiation fields in an oscillating form by radio frequency energy (ulRFE). As with all magnetic fields, our ulRFE signals are not attenuated by physiological barriers, such as the blood/brain or enzymatic barriers, and therefore, unlike pharmaceuticals which must pass through the metabolic system, can be applied directly to the affected biological site. Mapping of the ulRFE field and non-attenuation by bone and tissue data have been submitted to the FDA. The use of EMulate’s ulRFE magnetic field technology is not limited to the treatment of a single indication, but, consistent with the established science referred to above, can be applied to treat multiple serious diseases and conditions such as cancer, acute and chronic pain and mental health conditions, and by overcoming physiological barriers and certain limitations of current pharmaceutical treatments (e.g., blood/brain barrier), may provide a more effective solution than existing treatments.

Competition

The Optune product of Novocure GmbH is the only known competitor to EMulate’s ulRFE therapeutic medical device for treating GBM brain cancer, but Optune uses a very different technology. Optune claims to disrupt cell division through the use of heat-generating electrical energy; EMulate’s therapeutic device disrupts cancer cell division through the use of specific low and ultra-low radiofrequency energy which has no thermal or ionizing effect.

We may also compete with other products that have come or may come to the oncology market in the future, though we are unaware of any such competitors at this time. For more detailed information regarding our technology, products, plans regarding clinical trials and plans to seek FDA approval, please see the “Business” section.

We have no known competitors in treating DMG/DIPG brain cancer since treatments available in the market are not effective; that is, survival outcomes have not changed notwithstanding attempted treatments.

Several competitors (see e.g., pain management market figure) exist in the pain management and mental health sectors, but to our knowledge, none use, or provide the benefits of, our ulRFE technology.

In addition, Hapbee’s consumer products face direct and indirect competition from a variety of players including firms engaged in the wearables industry such as Oura Ring, Halo Neurosciencs, Muse, NeoRhythm and Calm, as well as software applications that claim to produce benefits like those of wellness products. The table below is a comparison of Hapbee to its competitors.

Our Competitive Strengths

We believe that the following competitive strengths will enable us to compete effectively:

●	Large market opportunities. Results from testing in animals and humans to date suggest the technology’s effectiveness for treating solid cancer tumors such as mycosis fungoides, plasma cell tumors, fibrosarcomas, neurofibrosarcomas, schwanomas, malignant melanomas, hermangiopericytomas, hepatic adenocarcinomas, mast cell tumors, adenocarcinomas (mammary), osteosarcomas, chondrosarcomas, apocrine gland adenocarcinamoas, undifferentiated carinomas, and transitional cell carcinomas.

●	Continual development of innovative technologies and applications. EMulate is a true platform technology because it can be applied to multiple medical indications, and therefore will readily lend itself to continuing product and market development.

●	Technology that can be used to emulate the therapeutic effects of many drugs/combination treatments for not one, but many serious disease indications and conditions.

●

Technology presents a less expensive alternative for developing effective disease and condition treatments. It takes less time and expense for the Company to develop a therapeutic product because we do not need to invent the molecule from which the relevant ulRFE signal is derived; rather, we measure and record the electromagnetic emissions of proven molecules for transmission to biological systems. As an example, EMulate’s recent two lead clinical candidates, pain management and mental health, each took less than 12 months and $500,000 to go from concept to clinic-readiness.

●	Our medical device is portable, lightweight, and easy to use, comparing favorably to other therapeutic products in the market.

Moreover, when it comes to the use of our technology for treating GBM, our therapeutic medical device has strong market advantages when compared to Optune. As illustrated in the graphic above, it features:

●	Ability to reproduce and deliver MOA of multiple drugs/combination therapies

●	Freely penetrates the brain and does not generate thermal or ionizing energy

●	Response within 23 to 28 days

●	3+ month rGBM survival improvement

●	User-friendly

●	No need to shave hair, non-stigmatizing

●	Lightweight 3-ounce controller

●	12 to 16 hour battery life

Our Growth Strategies

●	Continuous focus on product innovation
●	We believe there is a serious need for our ulRFE therapies in both U.S. and international markets and we aim to drive adoption and utilization of our products by leveraging additional clinical studies and market education

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Our business plan includes a strategy for the treatment of multiple disease indications. Because of the high, unmet need in treatments for multiple rare diseases or conditions (as “rare disease or condition” is defined in Sec. 526 of the Federal Food, Drug, and Cosmetic Act, 21 USC 360bb), our initial strategy for the oncology market is to target the treatment of rare diseases and conditions and then, under appropriate regulatory and business conditions, to target larger oncology markets such as lung cancer and breast cancer. The Company’s ulRFE signal derived from paclitaxel (a well understood chemotherapy) has the potential to affect several tumor types, as initially demonstrated in the treatment of glioblastoma in adult patients and of DMG/DIPG in pediatric patients, presenting promise for improving quality of life and extending life in patients with other cancers. Further DMG/DIPG and GBM clinical trials are expected to support the use of the Company’s therapeutic medical device and the paclitaxel ulRFE signal for the treatment of many other solid tumor types. The successful completion of these clinical trials will provide the basis for EMulate to initiate and pursue other clinical trials using the paclitaxel ulRFE signal.

Our broader business strategy includes the development of ulRFE signals for the treatment of other oncology indications, as well as other serious disease indications. The Company plans to out-license its technology to other companies that are active, or interested in becoming active, in treating particular indications. As an alternative to licensing its technology, the Company can, directly or through its vertical market subsidiaries, partner or combine with other companies. In these arrangements, the Company will have the flexibility to develop multiple market entries and grant rights to the use of its technology to various market participants. Initial licensing and distribution transactions with Teijin Pharma Limited (“Teijin Pharma”) (Japan; 2016) and Sayre Therapeutics Pvt Ltd (“Sayre”) (India; 2018) to treat GBM and DMG provide third-party validation of this business approach.

In the next 12 to 24 months, we plan to (1) initiate pivotal clinical trials for GBM and DMG indications, (2) initiate feasibility trials in pain management and mental health, (3) establish partnering and/or licensing relationships for treating additional indication in humans, and (4) establish partnering and/or licensing relationships for treating indications in animals and for advancing bio-agriculture business initiatives. These and additional milestones are illustrated in the following image.

Hapbee, Inc. in-licenses our technology for use in the non-medical consumer wellness and lifestyle space. Other potential market opportunities are present in veterinary medicine and agriculture.

Recent Developments

EMulate has received a letter of interest stating the intent of Quantum International Trading, LLC to provide, in May 2022, $2,500,000 of venture capital funding for the purpose of providing a “runway” for EMulate to complete the transactions that may result in its listing on the Nasdaq Exchange or other potential strategic pathways that may be mutually agreed to.

COVID-19 Pandemic

Starting in late 2019, a novel strain of the coronavirus, or COVID-19, began to rapidly spread around the world and every state in the United States. At this time, there continues to be significant volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results.

Most states and cities have at various times instituted quarantines, restrictions on travel, “stay at home” rules, social distancing measures and restrictions on the types of businesses that could continue to operate, as well as guidance in response to the pandemic and the need to contain it. As a result, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, including such authorities in Europe, which could result in delays of reviews and approvals. While there have been no specific notices of delay from federal or foreign government authorities, potential interruptions, delays, or changes to the operations of the FDA, or of any foreign authority with which we might interact, might impact the approval of any applications we plan and will need to file in the future.

In addition, we are dependent upon certain contract manufacturers, service providers and suppliers, and their ability to reliably and efficiently fulfill our orders is critical to our business success. The COVID-19 pandemic has impacted and may continue to impact certain of our manufacturers, service providers and suppliers. As a result, we may face delays or difficulty sourcing certain products or services, which could negatively affect our business and financial results.

For a further discussion of the impact of the COVID-19 pandemic on our business, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Impact of COVID-19 Pandemic” and “Risk Factors” sections.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares held by non-affiliates equals or exceeds $250 million as of the prior June 30th, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our shares held by non-affiliates equals or exceeds $700 million as of the prior June 30th. Such reduced disclosure and corporate governance obligations may make it more challenging for investors to analyze our results of operations and financial prospects.

For additional information, see “Risk Factors - We are a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies” and “As a “smaller reporting company,” we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

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Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company for up to five years or until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (2) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur on the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period, or (3) if the market value of our common stock held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, we may:

●	present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations in this prospectus;

●	avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley;

●	provide reduced disclosure about our executive compensation arrangements; and

●	not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result we will adopt new or revised accounting standards on relevant dates on which adoption of such standards is required for other public companies.

Our Corporate History

We are a Washington corporation incorporated on February 7, 2002. In June 2003, we amended the Articles of Incorporation of WavBank, Inc. to reflect the issuance of Series A Preferred Stock. In February 2006, we amended the Articles of Incorporation of WavBank, Inc. to change the Company’s name to Nativis, Inc. In February 2012, we amended the Articles of Incorporation of Nativis, Inc. to reflect the issuance of Series A-1 Preferred Stock. In February 2013 and June 2014, we amended the Articles of Incorporation of Nativis, Inc. to reflect the issuance of additional shares of Series A-1 Preferred Stock. In February 2019, we amended the Articles of Incorporation of Nativis, Inc. to change our name to EMulate Therapeutics, Inc.

Our principal executive offices are located at 13810 SE Eastgate Way, Suite 560, Bellevue WA 98005, and our telephone number is (425) 415-3140. Our corporate website is https://emulatetx.com/. Information available on this website is not incorporated by reference in and is not deemed to be a part of this prospectus or the registration statement of which this prospectus is a part.

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SUMMARY OF THE OFFERING

Issuer:	EMulate Therapeutics, Inc.

Securities Offered:	[●] shares of Common Stock, at a public offering price of $[●] per share of Common Stock.

Over-allotment option:	We have granted to the representative of the underwriters (“Representative”) a [●]-day option to purchase up to [●] additional shares of our Common Stock at a public offering price of $[●] per share, less the underwriting discounts payable by us, in any combination solely to cover over-allotments, if any.

Representative’s Warrants:	We have agreed to issue to the Representative warrants to purchase a number of shares of Common Stock equal in the aggregate to 4% of the total number of shares issued in this Offering. The Representative’s Warrants will be exercisable at a per share exercise price equal to 100% of the public offering price per share of Common Stock sold in this Offering. The Representative’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the four and a half-year period commencing six (6) months from the commencement date of sales in this Offering. The registration statement of which this prospectus forms a part also registers the shares of Common Stock issuable upon exercise of the Representative’s Warrants. See “Underwriting” for more information.

Common Stock issued and outstanding before this Offering (1):	[●] Shares

Common Stock issued and outstanding after the offering:	[●] Shares.

Use of proceeds:

We estimate that the net proceeds to us from this Offering will be approximately $[●] million, or approximately $[●] million if the underwriters exercise their over-allotment option in full, assuming an offering price of $[●] per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this Offering primarily for general corporate purposes, including working capital, expanded sales and marketing activities, increased research and development expenditures, and licensing and banking activities. See “Use of Proceeds” for additional information.

Proposed Nasdaq Capital Market Trading Symbol and Listing:	We have applied to list our Common on the Nasdaq Capital Market under the symbol EMTX. We believe that upon the completion of this Offering, we will meet the standards for listing on Nasdaq. The closing of this Offering is contingent upon the successful listing of our Common Stock on the Nasdaq Capital Market.

Risk Factors:	See “Risk Factors” beginning on page 11 and the other information contained in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

Lock-up:	We, our directors, executive officers, and shareholders who own [●]% or more of our outstanding Common Stock have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, in the case of the Company for a period of 120 days after the date of this prospectus, and in the case of our directors and executive officers and our 5% and greater stockholders for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriter. See “Underwriting” for additional information.

(1)	The total number of shares of Common Stock that will be outstanding after this Offering is based on [●] shares of Common Stock outstanding as of [●], 2022. Unless otherwise indicated, the Shares outstanding after this Offering excludes the following:

●	[●] shares of our Common Stock issuable upon exercise of warrants to purchase Common Stock;
●	[●] shares of Common Stock reserved for future issuance under our Amended and Restated 2016 Equity Incentive Plan (the “Plan”).

Unless otherwise indicated, this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option.

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Summary of Risk Factors

Our business is subject to a number of risks and uncertainties of which you should be aware before making an investment decision. You should consider all of the information set forth in this prospectus and, in particular, the specific factors set forth under “Risk Factors” in deciding whether to invest in our securities. These risks include, without limitation, the following:

Risks relating to our business and products

●	Our business and prospects depend heavily on our current products, which have not been approved by the FDA and comparable authorities in other jurisdictions. If we are unable to obtain regulatory approvals and commercialize our products, or are significantly delayed or limited in doing so, our business and prospects will be materially harmed.

●	To date, we have no operating profits, and due to our long-term research and development efforts, we have a history of incurring substantial operating losses.

●	We may not be successful in achieving market acceptance of our products by healthcare professionals, patients and/or third-party payers in the timeframes we anticipate, or at all, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

●	Failure to secure and maintain adequate coverage and reimbursement from third-party payers could adversely affect acceptance of our products and reduce our revenues.

●	Quality control problems with respect to devices and components supplied by third-party suppliers could have a material adverse effect on our reputation, our clinical studies or the commercialization of our products and, as a result, a material adverse effect on our business, prospects, financial condition and results of operations.

●	Continued testing of our products may not yield successful results and could reveal currently unknown aspects or safety hazards associated with our products.

●	Because of the specialized nature of our business, the termination of relationships with our key employees, consultants and advisors may be detrimental to our business.

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●	Product liability suits, whether or not meritorious, could be brought against us and result in expensive and time-consuming litigation, payment of substantial damages and/or expenses and an increase in our insurance rates.

●	Other future litigation and regulatory actions could have a material adverse impact on the Company.

●	Our products face certain risks, including from cyber security breaches and data leakage. We are also subject to privacy and data security laws.

●	Legislative and regulatory changes in the U.S. and in other countries regarding healthcare and government-sponsored programs may adversely affect us.

●	We are subject to ongoing and extensive post-marketing regulation by the FDA and comparable authorities in other jurisdictions, which could cause us to incur significant costs to maintain compliance.

●	Modifications to our products may require regulatory approvals and our regulators may not agree with our conclusions regarding whether new approvals are required. Regulatory authorities may require us to cease promoting or to recall the modified versions of our products until such approvals are obtained.

●	In addition to FDA requirements, we will spend considerable time and money complying with other federal, state, local and foreign rules, regulations and guidance.

●	If we, our collaborative partners, our contract manufacturers, or our component suppliers fail to comply with regulations, the manufacturing and distribution of our products could be interrupted.

●	Our products could be subject to recalls that could harm our reputation and financial results.

●	If our products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

●	We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or off-label uses.

●	We are affected by and subject to environmental laws and regulations that could be costly to comply with or that may result in costly liabilities.

●	Changes in U.S. patent law could impair our ability to protect our intellectual property.

●	The Russian-Ukrainian conflict may produce conditions that adversely affect our business, financial condition and results.

●	Future regulatory action remains uncertain.

●	Our product candidates will remain subject to ongoing regulatory review even after they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any of our approved commercial products could be suspended.

●	We depend extensively on our proprietary technology, and we must protect those assets in order to preserve our business.

●	Due in part to our limited financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates, and/or we may be unable to pursue the pre-clinical studies or clinical trials that we would like to pursue.

●	If the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may be unable to obtain regulatory approval for or commercialize our product candidates.

●	With the exception of certain oncology areas that are wholly unserved with viable treatments, the oncology, pain management and mental health treatment industries in which our Company competes is intensely competitive, and we compete with companies with significantly greater resources.

Risks Related to Our Common Stock and this Offering

●	There has been no public market for our Common Stock prior to this Offering, and an active market in which investors can resell their shares of our Common Stock may not develop.

●	The market price of our Common Stock may fluctuate, and you could lose all or part of your investment.

●	We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our Common Stock on Nasdaq.

●	We have considerable discretion as to the use of the net proceeds from this Offering and we may use these proceeds in ways with which you may not agree.

●	You will experience immediate and substantial dilution as a result of this Offering.

●	We do not expect to declare or pay dividends in the foreseeable future.

●	Future issuances of our Common Stock or securities convertible into, or exercisable or exchangeable for, our Common Stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our Common Stock to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our Common Stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our Common Stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Common Stock.

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus before you decide to purchase our Common Stock. The risks and uncertainties described in this prospectus are not the only ones we may face. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business, business prospects, results of operations or financial condition. Any of the risks and uncertainties set forth herein, could materially and adversely affect our business, results of operations and financial condition. This could cause the market price of our Common Stock to decline, perhaps significantly, and you may lose part or all of your investment.

Risks relating to our business and our products

Our business and prospects depend heavily on our current products, which have not been approved by the FDA. Even if we receive FDA approval for our products, they will remain subject to ongoing regulatory review. If we are unable to obtain regulatory approvals and commercialize our products, or are significantly delayed or limited in doing so, our business and prospects will be materially harmed.

Almost all of our revenues will, in the near term, derive from sales and royalties from sales of our therapeutic medical devices for the treatment of newly diagnosed and recurrent GBM, DMG, acute and chronic pain, mental health and CNS conditions, and Hapbee consumer use products that help with sleep, focus, and other life-improving sensations. The commercial success of our products and our ability to generate and maintain revenues from the sale of our products will depend on a number of factors, including:

●	our ability to develop and obtain additional regulatory approvals and further commercialize our products for additional indications;
●	our ability to expand into new markets and future indications;
●	the acceptance of our products by patients and the healthcare community, including physicians and third-party payers (both private and governmental), as therapeutically effective and safe;
●	the accomplishment of various scientific, engineering, clinical, regulatory and other goals, which we sometimes refer to as milestones, on our anticipated timeline;
●	the relative cost, safety and efficacy of alternative therapies;
●	our ability to obtain and maintain sufficient coverage or reimbursement by private and governmental third-party payers and to comply with applicable health care laws and regulations;
●	the ability of our third-party manufacturers to manufacture our products in sufficient quantities with acceptable quality;
●	our ability to provide marketing, distribution and customer support for our products;
●	the presence of competitive products in our active indications;
●	results of future clinical studies relating to our products or other competitor products for similar indications;
●	compliance with applicable laws and regulatory requirements, in particular in the United States, the EU and Japan;
●	the maintenance of our existing regulatory approvals; and
●	the consequences of any reportable adverse events involving our products.

In addition, the promotion of our products is limited to approved indications, which vary by geography. The labelling for our EMulate therapeutic medical device in the U.S. is limited in certain respects, which may limit the number of patients to whom it is prescribed. Similarly, the label for Hapbee consumer use products also contains certain limitations that may adversely affect adoption.

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Our ability to generate future revenues will also depend on achieving regulatory approval of, and eventual commercialization of, our products for additional indications and in additional geographies, which is not guaranteed. Our near-term prospects are substantially dependent on our ability to obtain regulatory approvals on the timetable we have anticipated, and thereafter to further successfully commercialize our products for additional indications. Regulatory changes or actions in areas in which we operate or propose to operate may further affect our ability to obtain regulatory approvals on our anticipated timetable. If we are not able to receive such approvals, meet other anticipated milestones, or further commercialize our products, or are significantly delayed or limited in doing so, our business and prospects will be materially harmed and we may need to reduce expenses by delaying, reducing or curtailing the development of our products and we may need to raise additional capital to fund our operations, which we may not be able to obtain on favorable terms, if at all.

To date, we have not generated any operating profits, and due to our long-term research and development efforts, we have a history of incurring substantial operating losses.

We were founded in 2002 and have a history of incurring substantial operating losses. We anticipate continuing to incur significant costs associated with developing and commercializing our products for approved indications including signal development, device hardware and software development, product sales, marketing, manufacturing, and distribution expenses. We expect our research, development, and clinical study expenses to increase in connection with our ongoing activities and as additional indications enter clinical development and as we advance our product development. Our expenses could increase beyond expectations if, for example, we are required by the FDA, or other regulatory agencies or similar governing bodies, to change manufacturing processes for our products or to perform clinical, nonclinical or other types of studies in addition to those that we currently anticipate. Our revenues are dependent, in part, upon the size of the markets in the jurisdictions in which we receive regulatory approval, the accepted price for our products and the ability to obtain reimbursement at the accepted applicable price. If the number of addressable patients is not as significant as we or our strategic partners and licensees estimate, the indications approved by regulatory authorities are narrower than we expect or the eligible population for treatment is narrowed by competition, regulatory approvals, physician choice or treatment guidelines, we may not generate significant revenues. If we are not able to generate significant revenues, we may never be sustainably profitable.

Our clinical studies could be delayed or otherwise adversely affected by many factors, including difficulties in enrolling patients.

Clinical testing can be costly and take many years, and the outcome is uncertain and susceptible to varying interpretations. Moreover, success in pre-clinical and early clinical studies does not ensure that large-scale studies will be successful or predict final results. Acceptable results in early studies may not be replicable in later studies. A number of companies in therapeutics industries have suffered significant setbacks in advanced clinical studies, even after promising results in earlier studies. Negative or inconclusive results or adverse events or incidents during a clinical study could cause the clinical study to be redone or terminated. In addition, failure to appropriately construct clinical studies could result in high rates of adverse events or incidents, which could cause a clinical study to be suspended, redone or terminated. Our failure or the failure of third-party participants in our studies to comply with their obligations to follow protocols and/or legal requirements may also result in our inability to use the affected data in our submissions to regulatory authorities.

The timely completion of clinical studies depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment in our clinical studies for a variety of reasons, including:

●	the severity of the disease under investigation;
●	the limited size and nature of the patient population;
●	the patient eligibility criteria defined in our protocol and other clinical study protocols;
●	the nature of the study protocol, including the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects;
●	difficulties and delays in clinical studies that may occur as a result of the COVID-19 pandemic;
●	the ability to obtain IRB approval at clinical study locations;

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●	clinicians’ and patients’ perceptions as to the potential advantages, disadvantages and side effects of our products in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are pursuing;
●	availability of other clinical studies that exclude use of our products;
●	the possibility or perception that enrolling in a product’s clinical study may limit the patient’s ability to enroll in future clinical studies for other therapies due to protocol restrictions;
●	the possibility or perception that our software is not secure enough to maintain patient privacy;
●	patient referral practices of physicians;
●	the ability to monitor patients adequately during and after treatment;
●	the availability of appropriate clinical study investigators, support staff, drugs and other therapeutic supplies and proximity of patients to clinical sites;
●	physicians’ or our ability to obtain and maintain patient consents; and
●	the risk that patients enrolled in clinical studies will choose to withdraw from or otherwise not be able to complete a clinical study.

If we have difficulty enrolling and retaining a sufficient number or diversity of patients to conduct our clinical studies as planned, or encounter other difficulties, we may need to delay, terminate or modify ongoing or planned clinical studies, any of which would have an adverse effect on our business.

If we are unable to develop an adequate sales and marketing organization or contract with third parties to assist us, we may not be able to successfully commercialize our products for current and future indications.

To achieve commercial success for our products, we must compliantly develop and grow our sales and marketing organization and, as necessary, enter into sales and distribution relationships with third parties to market and sell our products. Developing and managing a sales and marketing organization is a difficult, expensive and time consuming process. We may not be able to successfully develop adequate sales and marketing capabilities to achieve our growth objectives. We compete with other medical device, pharmaceutical and life sciences companies to recruit, hire, train and retain the sales and marketing personnel that we anticipate we will need, and the nature of our products may make it more difficult to compete for sales and marketing personnel. In addition, because our current products require, and we anticipate our future products will require, physician training and education, our sales and marketing organization may need to grow substantially as we expand our approved indications and markets. As a consequence, our expenses associated with building up and maintaining our sales force and marketing capabilities may be disproportionate to the revenues we may be able to generate on sales of our products.

If we are unable to establish adequate sales and marketing capabilities or successful sales and distribution relationships, we may fail to realize the full revenue potential of our products for current and future indications, and we may not be able to achieve the necessary growth in a cost-effective manner or realize a positive return on our investment. In our current and future sales and distribution agreements with other companies, we generally do not and may not have control over the resources or degree of effort that any of these third parties may devote to our products, and if they fail to devote sufficient time and resources to the marketing of our products, or if their performance is substandard, our revenues may be adversely affected.

The success of our business may be dependent on the actions of our collaborative partners.

Our global business strategy includes, in part, the consummation of collaborative arrangements with companies who will support the development and commercialization of our products and technology. For example, we have exclusively licensed or granted rights in Japan and India. We may also enter into clinical collaborations with third parties to test our products and technology together with other products and technologies.

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When we collaborate with a third party for commercialization of a product in a particular territory, we can expect to relinquish some or all of the control over the future success of that product to the third party in that territory. In addition, our collaborative partners may have the right to terminate applicable agreements, including payment obligations, prior to or upon the expiration of the agreed-upon terms. We may not be successful in establishing or maintaining collaborative arrangements on acceptable terms or at all, collaborative partners may terminate funding before completion of projects, our products may not achieve the criteria for milestone payments, our collaborative arrangements may not result in successful product commercialization, our products may not receive acceptable pricing and we may not derive any revenue from such arrangements. Additionally, our collaborators may not perform their obligations as expected or in compliance with study protocols or applicable laws. Acts or omissions by collaborators may disqualify study data for use in regulatory submissions and/or create liability for us in the jurisdictions in which we operate. Any disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of commercialization, might cause delays or termination of the commercialization of products, might lead to additional responsibilities for us with respect to commercializing products, or might result in litigation or arbitration, any of which would be time-consuming and expensive. To the extent that we are not able to develop and maintain collaborative arrangements, we would need to devote substantial capital to undertake commercialization activities on our own in order to further expand our global reach, and we may be forced to limit the territories in which we commercialize our products.

We may not be successful in achieving market acceptance of our products by healthcare professionals, patients and/or third-party payers in the timeframes we anticipate, or at all, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not achieve market acceptance of our products for current or future indications within the timeframes we have anticipated, or at all, for a number of different reasons, including the following factors:

●	it may be difficult to gain broad acceptance of our products because they are new technologies and involve a novel or derivative mechanism of action and, as such, physicians may be reluctant to prescribe our products without prior experience or additional data or training;
●	physicians may be reluctant to prescribe our products due to their perception that the supporting clinical study designs have limitations, as they are, for example, unblinded;
●	physicians at large academic universities and medical centers may prefer to enroll patients into clinical studies instead of prescribing our products;
●	it may be difficult to gain broad acceptance at community hospitals where the number of patients seeking treatment may be more limited than at larger medical centers, and such community hospitals may not be willing to invest in the resources necessary for their physicians to become trained to use our products, which could lead to reluctance to prescribe our products;
●	patients may be reluctant to use our products for various reasons, including a perception that the treatment is untested or difficult to use or a perception that our software is not secure;
●	our products may have side effects and our products cannot be worn in all circumstances; and
●	the price of our products includes a monthly fee for use of the device and therefore, as the duration of the treatment course increases, the overall price will increase correspondingly and, when used in combination with other treatments, the overall cost of treatment will be greater than using a single type of treatment.

In particular, our products may not achieve market acceptance for current or future indications because of the following additional factors:

●	achieving patient acceptance could be difficult because we are targeting devastating diseases with poor prognoses, and not all patients with potentially short lifespans are willing to comply with requirements of treatment with our products, and other patients may forego our products for financial, privacy, cosmetic, visibility or mobility reasons;
●	achieving patient compliance may be difficult because the recommended use of our oncology products is throughout the day, requiring patients to wear the device nearly continuously, which to some extent restricts physical mobility because the battery must be frequently exchanged and recharged, and the patient or a caregiver must ensure that it remains continuously operable and this may also impact the pool of patients to whom physicians may be willing to prescribe our products;
●	certain patients are contraindicated to using our products due to a variety of factors, including, but not limited to, those who have an implanted ferrous medical device or other ferrous implant at the site where the device is to be worn;

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●	there may be certain perceived limitations to our study designs or data obtained from our clinical studies;
●	efficacy may also be limited in instances where patients take a break from the device when experiencing skin rashes, or while bathing or swimming (because our products should not get wet); and
●	patients may decline therapy or prescribers may be unwilling to prescribe our products due to certain adverse events attributable to the device reported in clinical studies by patients treated with our products; adverse events reported in clinical studies by patients treated with our products were nausea, fatigue, excessive sleepiness, and vomiting, but those adverse events were identified as being only “possibly” related to the device.

In addition, even if we are successful in achieving market acceptance of our products for GBM, DMG or other indication, we may be unsuccessful in achieving market acceptance of our products for other indications.

There may be other factors that are presently unknown to us that also may negatively impact our ability to achieve market acceptance of our products. If we do not achieve market acceptance of our products in the timeframes we anticipate, or are unable to achieve market acceptance at all, our business, prospects, financial condition and results of operations could be materially adversely affected.

Failure to secure and maintain adequate coverage and reimbursement from third-party payers could adversely affect acceptance of our products and reduce our revenues.

We expect that the vast majority of our revenues will come from third-party payers either directly to us in markets where we provide our products or plan to provide our device candidates to patients or indirectly via payments made to hospitals or other entities providing our products or which may in the future provide our device candidates to patients.

In the U.S., private payers cover the largest segment of the population, with the remainder either uninsured or covered by governmental payers. The majority of the third-party payers outside the U.S. are government agencies, government sponsored entities or other payers operating under significant regulatory requirements from national or regional governments.

Third-party payers may decline to cover and reimburse certain procedures, supplies or services. Additionally, some third-party payers may decline to cover and reimburse our products for a particular patient even if the payer has a favorable coverage policy addressing our products or previously approved reimbursement for our products. Additionally, private and government payers may consider the cost of a treatment in approving coverage or in setting reimbursement for the treatment.

Private and government payers around the world are increasingly challenging the prices charged for medical products and services. Additionally, the containment of healthcare costs has become a priority of governments around the world. Adoption of additional price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our revenues and operating results. If third-party payers do not consider our products or the combination of our products with additional treatments to be cost-justified under a required cost-testing model, they may not cover our products for their populations or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis.

Reimbursement for the treatment of patients with medical devices around the world is governed by complex mechanisms established on a national or sub-national level in each country. These mechanisms vary widely among countries, can be informal, somewhat unpredictable, and evolve constantly, reflecting the efforts of these countries to reduce public spending on healthcare. As a result, obtaining and maintaining reimbursement for the treatment of patients with medical devices has become more challenging globally. We cannot guarantee that the use of our products will receive reimbursement approvals and cannot guarantee that our existing reimbursement approvals will be maintained in any country.

Our failure to secure or maintain adequate coverage or reimbursement for our products by third-party payers in the U.S. or in the other jurisdictions in which we market our products could have a material adverse effect on our business, revenues and results of operations and cause our stock price to decline.

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We may not be successful in securing and maintaining reimbursement codes necessary to facilitate accurate and timely billing for our products or physician services attendant to our products.

Third-party payers, healthcare systems, government agencies or other groups often issue reimbursement codes to facilitate billing for products and physician services used in the delivery of healthcare. Within the U.S., the billing codes most directly related to our products are contained in the Healthcare Common Procedure Coding System (“HCPCS code set”). The HCPCS code set contains Level I codes that describe physician services, also known as Common Procedural Terminology codes (“CPT codes”) and Level II codes that primarily describe products. CMS is responsible for issuing the HCPCS Level II codes. The American Medical Association issues HCPCS Level I codes.

No HCPCS codes or CPT codes currently exist to describe physician services related to the delivery of therapy using our products. We may not be able to secure HCPCS codes and CPT codes for physician services related to our products. Our future revenues and results may be affected by the absence of CPT codes, as physicians may be less likely to prescribe the therapy when there is no certainty that adequate reimbursement will be available for the time, effort, skill, practice expense and malpractice costs required to provide the therapy to patients.

Outside the U.S., we have not secured codes to describe our products or to document physician services related to the delivery of therapy using our products. The failure to obtain and maintain these codes could affect the future growth of our business.

There is no assurance that Medicare or the Medicare Administrative Contractors will provide coverage or adequate payment rates for our products.

We anticipate that a significant portion of patients using our products will be beneficiaries under the Medicare fee-for-service program. Failure to secure or maintain coverage or maintain adequate reimbursement from Medicare would reduce our revenues and may also affect the coverage and reimbursement decisions of other third-party payers in the U.S. and elsewhere.

Medicare may classify our EMulate therapeutic medical device as durable medical equipment (“DME”). We also expect that, for purposes of regulatory and payor (such as Medicare) approvals of GBM and DMG treatments, the Company will be viewed as a “fast follower” of Novocure’s (Nasdaq: NVCR) Optune medical device, that is, our device should receive the same regulatory and payor treatment as Optune, which has been approved for commercialization by the FDA for GBM treatment and approved for payment coverage by U.S. government and private insurance providers. Novocure’s Optune device is not classified as DME.

Medicare has the authority to issue national coverage determinations or to defer coverage decisions to its regional Medicare Administrative Contractors (“MACs”). The fact that only two MACs administer the entire DME program may negatively affect our ability to petition individual medical policy decision-makers at the MACs for coverage. The absence of a positive coverage determination or a future restriction to existing coverage from Medicare or the DME MACs would materially affect our future revenues.

Additionally, Medicare has the authority to publish the reimbursement amounts for DME products. Medicare may in the future publish reimbursement amounts for our products that do not reflect then-current prices for our products. Medicare fee schedules are frequently referenced by private payers in the U.S. and around the world. Medicare’s publication of reimbursement amounts for our products that are below our products’ established prices could materially reduce our revenues and operating results with respect to non-Medicare payers in the U.S. and our other active markets.

Even if our products were authorized by Medicare, CMS requires prior authorization for certain DME items. Claims for such items that did not receive prior authorization before they were furnished to a beneficiary will be automatically denied. In the event Medicare adds one of our products to the list of items requiring prior authorization, our ability to bill and secure reimbursement for patients who would otherwise be covered to use our product under the Medicare fee-for-service program may be reduced.

We cannot provide any assurance that we can access transitional, expedited, or expanded Medicare coverage for our products. CMS is expected to issue rules regarding coverage of emerging technologies; however, no specific information is available about the content of the expected rules and we cannot provide any assurance that any new rules regarding emerging technologies would be applicable to our future products.

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We may depend on single-source suppliers for some of our components. The loss of these suppliers could prevent or delay shipments of our products, delay our clinical studies or otherwise adversely affect our business.

In certain jurisdictions, we may source some of the components of our products from only a single vendor. If any one of these single-source suppliers were to fail to continue to provide components to us on a timely basis, or at all, our business and reputation could be harmed. Our policy is to seek and maintain second-source suppliers, but we can provide no assurance that we will secure or maintain such suppliers. We have developed or are in the process of developing and obtaining regulatory approval for second sources for components in all jurisdictions. Various steps must be taken before securing these suppliers, including qualifying these suppliers in accordance with regulatory requirements, but we may never receive such approvals. The risks associated with the failure of our suppliers to comply with strictly enforced regulatory requirements as described below are exacerbated by our dependence on single-source suppliers.

If we experience any deficiency in the quality of, delay in or loss of availability of any components supplied to us by third-party suppliers, or if we switch suppliers or components, we may face additional regulatory delays and the manufacture and delivery of our products would be interrupted for an extended period of time, which could materially adversely affect our business, prospects, financial condition and results of operations. If we are required to obtain prior regulatory approval from the FDA or regulatory authorities or similar governing bodies in other jurisdictions or to conduct a new conformity assessment procedure for our products, regulatory approval for our products may not be received on a timely basis, or at all, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

Quality control problems with respect to devices and components supplied by third-party suppliers could have a material adverse effect on our reputation, our clinical studies or the commercialization of our products and, as a result, a material adverse effect on our business, prospects, financial condition and results of operations.

Our products, which are manufactured by third parties, are highly technical and are required to meet exacting specifications. Any quality control problems that we experience with respect to the devices and components supplied by third-party suppliers could have a material adverse effect on our reputation, our attempts to complete our clinical studies, our operating expenses or the commercialization of our products. The failure of our suppliers to comply with strictly enforced regulatory requirements could expose us to regulatory action, including warning letters, product recalls, suspension or termination of distribution, product seizures or civil penalties. If we experience any delay in the receipt or deficiency in the quality of products supplied to us by third-party suppliers, or if we have to switch to replacement suppliers, we may face additional regulatory delays and the manufacture and delivery of our products would be interrupted for an extended period of time, which would materially adversely affect our business, prospects, financial condition and results of operations.

Continued testing of our products may not yield successful results and could reveal currently unknown aspects or safety hazards associated with our products.

Our research and development programs are designed to test the safety and efficacy of our products through extensive pre-clinical and clinical testing. Even if our ongoing and future pre-clinical and clinical studies are completed as planned, we cannot be certain that their results will support our claims or that the FDA and other regulatory authorities will agree with our conclusions. Success in pre-clinical studies and early clinical studies does not ensure that later clinical studies will be successful, and we cannot be sure that the later studies will replicate the results of prior studies and pre-clinical studies. The clinical study process may fail to demonstrate that our device candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a device candidate and may delay development of others. It is also possible that patients enrolled in clinical studies will experience adverse side effects that have not been previously observed. In addition, our pre-clinical and clinical studies for our device candidates involve a relatively small patient population and, as a result, these studies may not be indicative of future results.

We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent further commercialization of our products, including the following:

●	pre-clinical and clinical testing for our products may not produce the desired effect, may be inconclusive or may not be predictive of safety or efficacy results obtained in future clinical studies, following long-term use or in much larger populations;

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●	unanticipated adverse events or other side effects that are not currently known may occur during our clinical studies that may preclude additional regulatory approval or result in additional limitations to commercial use if approved; and
●	the data collected from our clinical studies may not reach statistical significance or otherwise not be sufficient to support FDA or other regulatory approval.

If unacceptable side effects arise in the development of our products for future indications, we could suspend or terminate our clinical studies or the FDA or other regulatory authorities could order us to cease clinical studies or deny approval of our device candidates for any or all targeted indications, narrow the approved indications for use or otherwise require restrictive product labeling or marketing or require further clinical studies, which may be time-consuming and expensive and may not produce results supporting FDA or other regulatory approval of our products in a specific indication. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the study or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have a need to train medical personnel using our devices for clinical studies and upon any commercialization of our products for future indications. Inadequate training in recognizing or managing the potential side effects of our products could result in patient injury or death. Any of these occurrences may harm our business, prospects and financial condition significantly.

Any delay or termination of our clinical studies will delay the filing of submissions for regulatory approvals of our products and ultimately our ability to commercialize our products and generate revenues. Furthermore, we may abandon our products for indications that we previously believed to be promising. Any of these events could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline.

As we expand, we may experience difficulties managing our growth.

Our anticipated growth will place a significant strain on our management and on our operational and financial resources and systems. We could face challenges inherent in efficiently managing a more complex business with an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. Failure to manage our growth effectively could materially adversely affect our business. Additionally, our anticipated growth will increase the demands placed on our third-party suppliers, resulting in an increased need to carefully monitor the available supply of components and services and to scale up our quality assurance programs. There is no guarantee that our suppliers will be able to support our anticipated growth. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

Because of the specialized nature of our business, the termination of relationships with our key employees, consultants and advisors may prevent us from successfully operating our business, including developing our products, conducting clinical studies, commercializing our products and obtaining any necessary financing.

We are highly dependent on the members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our key executives, any of them could leave our employment at any time. We do not have “key person” insurance on any of our employees. The loss of the services of one or more of our current employees might impede the achievement of our business objectives.

The competition for qualified personnel in the medical device fields is intense, and we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our products successfully, we will be required to expand our workforce, particularly in the areas of research and development and clinical studies, sales and marketing and supply chain management. These activities will require the addition of new personnel and the development of additional expertise by existing management personnel. We face intense competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, as well as academic and other research institutions. We may not be able to attract and retain these individuals on acceptable terms or at all. Failure to do so could materially harm our business.

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Product liability suits, whether or not meritorious, could be brought against us due to alleged defective devices or for the misuse of our products, which could result in expensive and time-consuming litigation, payment of substantial damages and/or expenses and an increase in our insurance rates.

If our current or future devices are defectively designed or manufactured, contain defective components or are misused, or if someone claims any of the foregoing, whether or not meritorious, we may become subject to substantial and costly litigation. For example, we may be sued if our products cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. This may occur if our products are misused or damaged, have a sudden failure or malfunction (including with respect to safety features) or are otherwise impaired due to wear and tear. Even absent a product liability suit, malfunctions of our products or misuse by physicians or patients would need to be remedied swiftly in order to maintain continuous use and ensure efficacy of our products.

Any product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the device, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Even successful defense may require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our products;
●	injury to our reputation;
●	withdrawal of clinical study participants and inability to continue clinical studies;
●	initiation of investigations by regulators;
●	costs to prepare for and defend the related litigation;
●	a diversion of management’s time and our resources;
●	substantial monetary awards to study participants or patients;
●	product recalls, withdrawals or labeling, marketing or promotional restrictions;
●	loss of revenues;
●	exhaustion of any available insurance and our capital resources;
●	the inability to commercialize any device candidate; and
●	a decline in our share price.

Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We may not have sufficient insurance coverage for all claims. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce revenues. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, if any, which could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline. Even if our agreements with our third-party manufacturers and suppliers entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

Other future litigation and regulatory actions could have a material adverse impact on the Company.

From time to time, we may be subject to litigation and other legal and regulatory proceedings relating to our business or investigations or other actions by governmental agencies. No assurances can be given that the results of these or new matters will be favorable to us. An adverse resolution of lawsuits, arbitrations, investigations or other proceedings or actions could have a material adverse effect on our financial condition and results of operations, including as a result of non-monetary remedies. Defending ourselves in these matters may be time-consuming, expensive and disruptive to normal business operations and may result in significant expense and a diversion of management’s time and attention from the operation of our business, which could impede our ability to achieve our business objectives. Additionally, any amount that we may be required to pay to satisfy a judgment, settlement, fine or penalty may not be covered by insurance. Subject to the Washington Business Corporations Act, our articles of association permit us to indemnify any director against any liability, to purchase and maintain insurance against any liability for any director and to provide any director with funds (whether by loan or otherwise) to meet expenditures incurred or to be incurred by such director in defending any criminal, regulatory or civil proceedings or in connection with an application for relief (or to enable any such director to avoid incurring such expenditure). In addition, under our Articles of Incorporation and bylaws (the “Bylaws”) we are obligated to indemnify each of our directors and officers against certain liabilities and expenses arising from their being a director or officer to the maximum extent permitted by Washington law. In the event we are required to make such payments to our directors and officers, there can be no assurance that any of these payments will not be material.

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Global economic, political and industry conditions constantly change and unfavorable conditions may have a material adverse effect on our business and results of operations.

We are a global company and plan to have worldwide operations. Volatile economic, political and market conditions, such as political or economic instability, civil unrest, trade sanctions, acts of terrorism in the regions or hostilities, including the recent conflict between Russia and Ukraine, in locations in which we operate may have a negative impact on our operating results and our ability to achieve our business objectives. We may not have advance insight into economic and political trends that could emerge and negatively affect our business. In addition, significant or volatile changes in exchange rates between the U.S. dollar and other currencies may have a material adverse impact upon our liquidity, revenues, costs and operating results.

Additionally, natural disasters and public health emergencies, such as extreme weather events and the COVID-19 pandemic, could have a significant adverse effect on our business, including interruption of our commercial and clinical operations, supply chain disruption, endangerment of our personnel, fewer patient visits, increased patient drop-out rates, delays in recruitment of new patients, and other delays or losses of materials and results.

The COVID-19 pandemic could materially adversely impact our business.

As the COVID-19 pandemic continues around the globe, we have experienced and will likely continue to experience disruptions that could severely impact our business and clinical studies, which could include:

●	delays and/or difficulties in onboarding active patients and enrolling patients in our clinical studies;
●	delays and/or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
●	declines in prescriptions written due to a perception that our products are difficult to administer remotely or if patients are unwilling to travel to treatment sites or receive in-home treatment assistance from us or other caregivers;
●	reductions in third-party reimbursements, which could materially affect our revenue, as most of our patients rely on third-party payers to cover the cost of our products and a material number of our patients could lose access to their private health insurance plan if they or someone in their family lose their job;
●	diversion of healthcare resources away from conducting clinical studies, including the diversion of hospitals serving as our clinical study sites and hospital staff supporting the conduct of our clinical studies;
●	interruption of key clinical study activities, such as clinical study site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;
●	staff disruptions and turnover internally and at treatment sites and third-party providers who provide support, either directly as a result of illness or indirectly as a result of vaccine mandates and other changes in terms of employment;
●	delays in receiving approval from local regulatory authorities or IRBs to initiate our planned clinical studies;
●	delays in clinical sites receiving the supplies and materials needed to conduct our clinical studies;
●	interruption in global shipping that may affect the transport of active patient and clinical study materials;
●	changes in local regulations as part of a response to the COVID-19 outbreak that may require us to change the ways in which our clinical studies are conducted, which may result in unexpected costs, or to discontinue the clinical studies altogether;
●	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
●	disruption of our supply chain as our suppliers and common carriers are unable to meet our requirements to provide us the materials we need for clinical study and active patient care needs;
●	indirect consequences of the COVID-19 pandemic on the global economy in general, such as an increase in bankruptcies of our key suppliers, or the inability of our third-party payers to meet their obligations reimburse us in a timely fashion or at all;
●	postponements and cancellations of key conferences and meetings and travel restrictions could interfere with our ability to interact with key thought leaders in the field, leading to a disruption in the rate of adoption of our technology;
●	access restrictions at offices, hospitals, and treatment centers, and stakeholder illness could interfere with the ability of our sales force to engage in face-to-face visits with providers, leading to a disruption in the rate of adoption of our technology;
●	increases in expenditures for technology and other tools necessary to provide patient care in an environment where both patient and care-giver travel is restricted and access to in-person interaction is limited;
●	refusal of the FDA to accept data from clinical studies in affected geographies outside the United States; and
●	patient delays in seeking or receiving treatment, either due to fear of infection or lack of access to treatment and study sites, leading to fewer diagnoses of the indications our products are approved to treat or more advanced procession of the disease, which may contraindicate the use of our products or disqualify the patient from participating in a given study.

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The global status of the COVID-19 pandemic continues to rapidly evolve. The extent to which the pandemic may impact our business and clinical studies will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing guidelines, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. The response to the pandemic may result in permanent changes to the environment in which we operate as described above in ways we are unable to predict. The COVID-19 pandemic may also have the effect of heightening many of the other risks described herein.

We are increasingly dependent on information technology systems and are subject to privacy and security laws. Our products and our systems and infrastructure face certain risks, including from cyber security breaches and data leakage.

We increasingly rely upon technology systems and infrastructure. Our technology systems, including our products, are potentially vulnerable to breakdown or other interruption by fire, power loss, system malfunction, unauthorized access and other events. Likewise, data privacy breaches by employees and others with both permitted and unauthorized access to our products and our systems may pose a risk that protected patient information (“PI”) may be exposed to unauthorized persons or to the public, or may be permanently lost. The increasing use and evolution of technology, including cloud-based computing, creates additional opportunities for the unintentional dissemination of information, intentional destruction of confidential information stored in our systems or in non-encrypted portable media or storage devices. We could also experience a business interruption, information theft of confidential information, or reputational damage from industrial espionage attacks, malware or other cyber incidents, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party service providers or other business partners.

The size and complexity of our computer systems, and scope of our geographic reach, make us potentially vulnerable to information technology system breakdowns, internal and external malicious intrusion, cyberattacks and computer viruses. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure or properly manage third-party contractors who perform data management services on our behalf, then a security breach could subject us to, among other things, transaction errors, business process inefficiencies, the loss of customers, damage to our reputation, business disruptions or the loss of or damage to intellectual property. Such security breaches could expose us to a risk of loss of information, litigation, penalties, remediation costs and potentially significant liability to customers, employees, business partners and regulatory authorities, including, for example, under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) in the United States and Regulation 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data under GDPR in the EU. If our data management systems (including third party data management systems) do not effectively collect, secure, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies, or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired. Any such impairment could materially and adversely affect our financial condition and results of operations.

While we have invested heavily in the protection of data and information technology and in related training, there can be no assurance that our efforts will prevent significant breakdowns, breaches in our systems or other cyber incidents or ensure compliance with all applicable security and privacy laws, regulations and standards, including with respect to third-party service providers that utilize sensitive personal information, including PI, on our behalf.

A security breach, whether of our products, systems or third-party hosting services we utilize, could disrupt treatments being provided by our products, disrupt access to our customers’ stored information, such as patient treatment data and health information, and could lead to the loss of, damage to or public disclosure of such data and information, including patient health information. Such an event could have serious negative consequences, including possible patient injury, regulatory action, fines, penalties and damages, reduced demand for our products, an unwillingness of customers to use our products, harm to our reputation and brand and time-consuming and expensive litigation, any of which could have a material adverse effect on our financial results. We do not currently carry insurance for cybersecurity liability, and the amount of insurance coverage we may purchase in the future may be inadequate. In the future, our insurance coverage may be expensive or not be available on acceptable terms or in sufficient amounts, if at all.

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We may choose to, or may be required to, suspend, repeat or terminate our clinical studies if they are not conducted in accordance with regulatory requirements, the results are negative or inconclusive or the studies are not well designed.

Clinical studies must be conducted in accordance with the FDA’s cGCPs and the equivalent laws and regulations applicable in other jurisdictions in which the clinical studies are conducted. The clinical studies are subject to oversight by the FDA, regulatory agencies in other jurisdictions, ethics committees and institutional review boards at the medical institutions where the clinical studies are conducted. In addition, clinical studies must be conducted with device candidates produced under the FDA’s QSR and in accordance with the applicable regulatory requirements in the other jurisdictions in which the clinical studies are conducted. The conduct of clinical studies may require large numbers of test patients.

The FDA or regulatory agencies in other jurisdictions might delay or terminate our clinical studies of a device candidate for various reasons, including:

●	the device candidate may have unforeseen adverse side effects or may not appear to be more effective than current therapies;
●	we may not agree with the FDA, a regulatory authority in another jurisdiction or an ethics committee regarding the protocol for the conduct of a clinical study;
●	new therapies may become the standard of care while we are conducting our clinical studies, which may require us to revise or amend our clinical study protocols or terminate a clinical study; or
●	fatalities may occur during a clinical study due to medical problems that may or may not be related to clinical study treatments.

Furthermore, the process of obtaining and maintaining regulatory approvals in the U.S. and other jurisdictions is lengthy, expensive and uncertain. It can vary substantially, based on the type, complexity and novelty of the product involved. Accordingly, any of our device candidates could take a significantly longer time than we expect to, or may never, gain regulatory approval, which could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline.

Legislative and regulatory changes in the U.S. and in other countries regarding healthcare insurance and government-sponsored reimbursement programs (such as Medicare in the United States) may adversely affect our business and financial results.

We rely to a material degree on highly regulated private and government-run health insurance programs for our revenue in most of the countries in which we operate. The laws and regulations regarding health care programs, both public and private, are driven by public policy considerations that may be unrelated to the direct provision of patient care, such as lowering costs or requiring or limiting access to healthcare options. These laws and regulations are very complicated and there are many requirements we must satisfy in order for our products to become and remain eligible for reimbursement under these programs. In many cases we may have limited negotiating power when negotiating reimbursement rates for our products.

In the future, lawmakers and regulators could also pass additional healthcare laws and implement other regulatory changes at both the national and local levels. These laws and regulations could potentially affect coverage and reimbursement for our products. However, we cannot predict the ultimate content, timing or effect of any future healthcare initiatives or the impact any future legislation or regulation will have on us.

With respect to countries outside the U.S., the national competent authorities in the EU member states, the UK, Switzerland, Israel, Japan, and other jurisdictions are also increasingly active in their goal of reducing public spending on healthcare. We cannot, therefore, guarantee that the treatment of patients with our products would be reimbursed in any particular country or, if successfully included on reimbursement lists, whether we will remain on such lists.

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We are subject to extensive post-marketing regulation by the FDA and comparable authorities in other jurisdictions, which could impact the sales and marketing of our products and could cause us to incur significant costs to maintain compliance. In addition, we may become subject to additional regulation in other jurisdictions as we increase our efforts to market and sell our products outside of the U.S.

We will market and sell our products subject to extensive regulation by the FDA and numerous other federal, state and governmental authorities in other jurisdictions. These regulations are broad and relate to, among other things, the conduct of pre-clinical and clinical studies, product design, development, manufacturing, labeling, testing, product storage and shipping, premarket clearance and approval, conformity assessment procedures, premarket clearance and approval of modifications introduced in marketed products, post-market surveillance and monitoring, reporting of adverse events and incidents, pricing and reimbursement, interactions with healthcare professionals, interactions with patients, information security, advertising and promotion and product sales and distribution. Although we have initially applied to the FDA for approval to market our products in the U.S. for GBM and DMG, we will require additional FDA approval to market our products for treating these and other indications. We may be required to obtain approval of a new PMA, HDE or PMA/HDE supplement application for modifications made to our products. This approval process is costly and uncertain, and it could take one to three years, or longer, from the time the application is filed with the FDA. We may make modifications in the future that we believe do not or will not require additional approvals. If the FDA disagrees, and requires new PMAs, HDEs, or PMA/HDE supplements for the modifications, we may be required to recall and to stop marketing the modified versions of our products.

In addition, before our products can be marketed in the EU, our products must obtain a CE Certificate from a notified body. New intended uses of CE marked medical devices falling outside the scope of the current CE Certificate require a completely new conformity assessment before the device can be CE marked and marketed in the EU for the new intended use. The process required to gather necessary information and draw up documentation in order to obtain CE Certification of a medical device in the EU can be expensive and lengthy and its outcome can be uncertain. We may make modifications to our products in the future that we believe do not or will not require notifications to our notified body or new conformity assessments to permit the maintenance of our current CE Certificate. If the competent authorities of the EU member states or our notified body disagree and require the conduct of a new conformity assessment, the modification of the existing CE Certificate or the issuance of a new CE Certificate, we may be required to recall or suspend the marketing of the modified versions of our products.

In Japan, new medical devices or new therapeutic uses of medical devices falling outside the scope of the existing approval by the MHLW require a new assessment and approval for each such new device or use. Accordingly, we may be required to obtain a new approval from MHLW before we launch a modified version of our products or the use of our products for additional indications. Approval time frames from the MHLW vary from simple notifications to review periods of one or more years, depending on the complexity and risk level of the device. In addition, importation into Japan of medical devices is subject to “Quality Management System (QMS) Ordinance,” which includes the equivalent of “Good Import” regulations in the U.S. As with any highly regulated market, significant changes in the regulatory environment could adversely affect our ability to commercialize our products in Japan.

In the U.S. and other jurisdictions, we also are subject to numerous post-marketing regulatory requirements, which include regulations under the QSR related to the manufacturing of our products, labeling regulations and medical device reporting regulations, which require us to report to the FDA or comparable regulatory authorities in other jurisdictions and our notified body if our products cause or contributes to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. In addition, these regulatory requirements may in the future change in a way that adversely affects us. If we fail to comply with present or future regulatory requirements that are applicable to us, we may be subject to enforcement action by the FDA or comparable regulatory authorities in other jurisdictions and notified bodies, which may include any of the following sanctions:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
●	unanticipated expenditures to address or defend such actions;
●	patient notification, or orders for repair, replacement or refunds;
●	voluntary or mandatory recall, withdrawal or seizure of our current or future devices;
●	administrative detention by the FDA or other regulatory authority in another jurisdiction of medical devices believed to be adulterated or misbranded;

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●	operating restrictions, suspension or shutdown of production;
●	refusal or delay of our requests for PMA or analogous approval for new intended uses for or modifications to our products or for approval of new devices;
●	refusal or delay in obtaining CE Certificates for new intended uses for or modifications to our products;
●	suspension, variation or withdrawal of the CE Certificates granted by our notified body in the EU;
●	prohibition or restriction of products being placed on the market;
●	operating restrictions;
●	suspension or withdrawal of PMA or analogous approvals that have already been granted;
●	refusal to grant export approval for our products or any device candidates; or
●	criminal prosecution.

The occurrence of any of these events could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline.

Over time, we expect to make modifications to our products that are designed to improve efficacy, reduce side effects, enhance the user experience or for other purposes. Modifications to our products may require approvals of new PMAs, HDEs, or PMA/HDE supplement applications, modified or new CE Certificates and analogous regulatory approvals in other jurisdictions or even require us to cease promoting or to recall the modified versions of our products until such clearances, approvals or modified or new CE Certificates are obtained, and the FDA, comparable regulatory authorities in other jurisdictions or our notified body may not agree with our conclusions regarding whether new approvals are required.

Any modification to a device approved through the PMA or HDE pathway that impacts the safety or effectiveness of the device requires submission to the FDA and FDA approval of a PMA supplement application or even a new PMA or HDE application, as the case may be. The FDA requires a company to make the determination as to whether a new PMA, HDE or PMA/HDE supplement application is to be filed, but the FDA may review the Company’s decision. From time to time, we may make changes to the devices, software, packaging, manufacturing facilities and manufacturing processes and may submit PMA/HDE supplement applications for these changes. FDA may conduct a facility inspection as part of its review and approval process. In addition, it is possible that the FDA will require a human factors (user interface) study. It is also possible that the FDA may require additional clinical data. We can provide no assurance that we will receive FDA approval for these changes on a timely basis, or at all. We also may make additional changes in the future that we may determine do not require the filing of a new PMA, HDE or PMA/HDE supplement application. The FDA may not agree with our decisions regarding whether the filing of new PMAs, HDEs or PMA/HDE supplement applications are required.

In addition, any substantial change introduced to a medical device or to the quality system certified by our notified body requires a new conformity assessment of the device and can lead to changes to the CE Certificates or the preparation of a new CE Certificate of Conformity. Substantial changes may include, among others, the introduction of a new intended use of the device, a change in its design or a change in the Company’s suppliers. Responsibility for determination that a modification constitutes a substantial change lies with the manufacturer of the medical device. We must inform the notified body that conducted the conformity assessment of the products we market or sell in the EU of any planned substantial changes to our quality system or changes to our products that could, among other things, affect compliance with the MDR or the devices’ intended use. The notified body will then assess the changes and verify whether they affect the product’s conformity with the Essential Requirements laid down in Annex I to the MDD or the conditions for the use of the device. If the assessment is favorable, the notified body will issue a new CE Certificate or an addendum to the existing CE Certificate attesting compliance with the Essential Requirements laid down in Annex I to the MDD. There is a risk that the competent authorities of the EU member states or our notified body may disagree with our assessment of the changes introduced to our products. The competent authorities of the EU member states or our notified body also may come to a different conclusion than the FDA on any given product modification.

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In addition, medical devices that have obtained a CE Certification under the MDD may in principle continue to be marketed under such CE Certificate until the CE Certificate expires and at the latest until May 27, 2024, provided that the manufacturer complies with the MDR’s additional requirements related to post-marketing surveillance, market surveillance, vigilance, and registration of economic operators and of devices. However, if such medical devices undergo a significant change in their design or intended use, we would need to obtain a new CE Certificate under the MDR for these devices.

If the FDA disagrees with us and requires us to submit a new PMA, HDE, or PMA/HDE supplement application for then-existing modifications and/or the competent authorities of the EU member states or our notified body disagree with our assessment of the change introduced in a product, its design or its intended use, we may be required to cease promoting or to recall the modified product until we obtain approval and/or until a new conformity assessment has been conducted in relation to the product, as applicable. In addition, we could be subject to significant regulatory fines or other penalties. Furthermore, our products could be subject to recall if the FDA, comparable regulatory authorities in other jurisdictions, or our notified body determine, for any reason, that our products are not safe or effective or that appropriate regulatory submissions were not made. Any recall or requirement that we seek additional approvals or clearances could result in significant delays, fines, increased costs associated with modification of a product, loss of revenues and potential operating restrictions imposed by the FDA, comparable foreign regulatory authorities in other jurisdictions, or our notified body. Delays in receipt or failure to receive approvals/certification, or the failure to comply with any other existing or future regulatory requirements, could reduce our sales, profitability and future growth prospects.

In addition to FDA requirements, we will spend considerable time and money complying with other federal, state, local and foreign rules, regulations and guidance and, if we are unable to fully comply with such rules, regulations and guidance, we could face substantial penalties.

We are subject to extensive regulation by the U.S. federal government and the states and other countries in which we conduct our business. U.S. federal government healthcare laws apply when we submit a claim on behalf of a U.S. federal healthcare program beneficiary, or when a customer submits a claim for an item or service that is reimbursed under a U.S. federal government-funded healthcare program, such as Medicare or Medicaid. The laws that affect our ability to operate our business in addition to the Federal Food, Drug, and Cosmetic Act and FDA regulations include, but are not limited to, the following:

●	the U.S. federal Anti-Kickback Statute, an intent-based federal criminal statute which prohibits knowingly and willfully offering, providing, soliciting or receiving remuneration of any kind to induce or reward, or in return for, referrals or the purchase, lease, order or recommendation or arranging of any items or services reimbursable by a federal healthcare program;
●	the Federal Civil False Claims Act, which imposes civil penalties, including through civil whistleblower or “qui tam” actions, for knowingly submitting or causing the submission of false or fraudulent claims of payment to the federal government, knowingly making, using or causing to be made or used a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government;
●	the Federal Criminal False Claims Act, which is similar to the Federal Civil False Claims Act and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government;
●	Medicare laws and regulations that prescribe requirements for coverage and reimbursement, including the conditions of participation for DME suppliers, and laws prohibiting false claims or unduly influencing selection of products for reimbursement under Medicare and Medicaid;
●	healthcare fraud statutes that prohibit false statements and improper claims to any third-party payer;
●	the Federal Physician Self-Referral Law, commonly known as the Stark law, which, absent an applicable exception, prohibits physicians from referring Medicare and Medicaid patients to an entity for the provision of certain designated health services (“DHS”), including DME, if the physician (or a member of the physician’s immediate family) has an impermissible financial relationship with that entity and prohibits the DHS entity from billing for such improperly referred services;

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●	the Federal Beneficiary Anti-Inducement Statute, which prohibits the offering of any remuneration to a beneficiary of Medicare or Medicaid that is likely to influence that beneficiary’s choice of provider or supplier. This can include, but is not limited to, inappropriate provision of patient services including financial assistance. Recent government investigations have focused on this particular prohibition. There are established exceptions from liability, but we cannot guarantee that all of our practices will fall squarely within those exceptions;
●	similar state anti-kickback, false claims, insurance fraud and self-referral laws, which may not be limited to government-reimbursed items, as well as state laws that require us to maintain permits or licenses to distribute DME;
●	federal and state accreditation and licensing requirements applicable to DME providers and equivalent requirements in other jurisdictions;
●	the U.S. Foreign Corrupt Practices Act, which can be used to prosecute companies in the U.S. for arrangements with physicians or other parties outside the U.S. if the physician or party is a government official of another country and the arrangement violates the law of that country;
●	the Federal Trade Commission Act, the Lanham Act and similar federal and state laws regulating truthfulness in advertising and consumer protection; and
●	the Federal Physician Payments Sunshine Act, the French Sunshine Act and similar state and foreign laws, which require periodic reporting of payments and other transfers of value made to U.S. and French-licensed physicians, teaching hospitals, and in the U.S., physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives.

Similar laws exist in the EU, individual EU member states and other countries. These laws are complemented by EU or national professional codes of practices.

HIPAA provides data privacy and security provisions for safeguarding medical information. Additionally, states in the U.S. are enacting local privacy laws (e.g., California). In the EU, the GDPR harmonizes data privacy laws and rules on the processing of personal data, including patient and employee data, across the EU. The GDPR has a number of strict data protection and security requirements for companies processing data of EU residents, including when such data is transferred outside of the EU. Additionally, we need to comply with analogous privacy laws in other jurisdictions in which we operate, such as the Israeli Privacy Protection Law, the Asia Pacific Economic Cooperation Privacy Framework, and Japan’s Act on the Protection of Personal Information.

The laws and codes of practices applicable to us are subject to evolving interpretations. Moreover, certain U.S. federal and state laws regarding healthcare fraud and abuse and certain laws in other jurisdictions regarding interactions with healthcare professionals and patients are broad and we may be required to restrict certain of our practices to be in compliance with these laws. Healthcare fraud and abuse laws also are complex and even minor, inadvertent irregularities, or even the perception of impropriety, can potentially give rise to claims that a statute has been violated.

Any violation of these laws could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline. Similarly, if there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which likewise could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline. Fines and penalties for violations of these laws and regulations could include severe criminal and civil penalties, including, for example, significant monetary damages, exclusion from participation in the federal healthcare programs and permanent disbarment of key employees. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business, our prospects and our financial results. In addition, any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.

In addition, although we believe that we have the required licenses, permits and accreditation to dispense our products in the future, a regulator could find that we need to obtain additional licenses or permits. We also may be subject to mandatory reaccreditation and other requirements in order to maintain our billing privileges. Failure to satisfy those requirements could cause us to lose our privileges to bill governmental and private payers. If we are required to obtain permits or licenses that we do not already possess, we also may become subject to substantial additional regulation or incur significant expense.

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To ensure compliance with Medicare, Medicaid and other regulations, federal and state governmental agencies and their agents, including DME MACs, may conduct audits of our operations to support our claims submitted for reimbursement of items furnished to beneficiaries and health care providers. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic, the resolution of these audits could adversely impact our revenue, financial condition and results of operations.

If we, our collaborative partners, our contract manufacturers or our component suppliers fail to comply with the FDA’s QSR or equivalent regulations established in other countries, the manufacturing and distribution of our products could be interrupted, and our product sales and results of operations could suffer.

We, our collaborative partners, our contract manufacturers and our component suppliers are required to comply with the FDA’s QSR and the equivalent quality system requirements imposed by the laws and regulations in other jurisdictions, which are a complex regulatory framework that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We cannot assure you that our facilities or our contract manufacturers’ or component suppliers’ facilities would pass any future quality system inspection. If our or any of our contract manufacturers’ or component suppliers’ facilities fails a quality system inspection, the manufacturing or distribution of our products could be interrupted and our operations disrupted. Failure to take adequate and timely corrective action in response to an adverse quality system inspection could force a suspension or shutdown of our packaging and labeling operations or the manufacturing operations of our contract manufacturers, and lead to suspension, variation or withdrawal of our regulatory approvals or a recall of our products. If any of these events occurs, we may not be able to provide our customers with our products on a timely basis, our reputation could be harmed and we could lose customers, any or all of which could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline.

Our products may in the future be subject to recalls that could harm our reputation, business and financial results.

The FDA and similar governmental authorities in other jurisdictions have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, governmental bodies in other jurisdictions have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Distributors and manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our manufacturers could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. The FDA requires that certain classifications of recalls be reported to the FDA within ten working days after the recall is initiated. Requirements for the reporting of product recalls to the competent authorities are imposed in other jurisdictions in which our products are or would be marketed in the future. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA or to the competent authorities of other countries. In the future, we may initiate voluntary recalls involving our products that we determine do not require notification of the FDA or to other equivalent non-U.S. authorities. If the FDA or the equivalent non-U.S. authorities disagree with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA and the equivalent non-U.S. authorities could take enforcement action if we fail to report the recalls when they were conducted. Recalls of our products would divert managerial and financial resources and could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline.

If our products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA Medical Device Reporting regulations and the equivalent regulations applicable in other jurisdictions in which our products are or may be marketed in the future, medical device manufacturers are required to report to the FDA and to the equivalent non-U.S. authorities information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device or one of our similar devices were to recur. If we fail to report these events to the FDA or to the equivalent authorities in other jurisdictions within the required time frames, or at all, the FDA or the equivalent authorities in other jurisdictions could take enforcement action against us. Any such adverse event involving our products also could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

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We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or off-label uses.

Medical devices may be marketed only for the indications for which they are approved. Our promotional materials and training materials must comply with FDA regulations and other applicable laws and regulations governing the promotion of our products in the U.S. and other jurisdictions.

If the FDA or the competent authorities in other jurisdictions determine that our promotional materials or training constitutes promotion of an unapproved use, they could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled or warning letter, an injunction, seizure, civil fines and criminal penalties. It is also possible that authorities in other federal, state or national enforcement in other jurisdictions might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and the commercialization of our products could be impaired.

We are affected by and subject to environmental laws and regulations that could be costly to comply with or that may result in costly liabilities.

We are subject to environmental laws and regulations, including those that impose various environmental controls on the manufacturing, transportation, storage, use and disposal of batteries and hazardous chemicals and other materials used in, and hazardous waste produced by, the manufacturing of our products. We incur and expect to continue to incur costs to comply with these environmental laws and regulations. Additional or modified environmental laws and regulations, including those relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our products or restricting disposal or transportation of batteries, may be imposed that may result in higher costs.

In addition, we cannot predict the effect that additional or modified environmental laws and regulations may have on us, our third-party suppliers of equipment and our products or our customers.

The oncology and medical device industries are characterized by patent and other intellectual property litigation and disputes, and any litigation, dispute or claim against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our business, harm our reputation and require us to remove certain devices from the market.

Whether a product infringes a patent or violates other intellectual property rights involves complex legal and factual issues, the determination of which is often uncertain. Any intellectual property dispute, even a meritless or unsuccessful one, would be time consuming and expensive to defend and could result in the diversion of our management’s attention from our business and result in adverse publicity, the disruption of research and development and marketing efforts, injury to our reputation and loss of revenues. Any of these events could negatively affect our business, prospects, financial condition and results of operations.

Third parties may assert that our products, the methods employed in the use of our products or other activities infringe on their patents. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties, many of whom have significantly larger intellectual property portfolios than we have. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. With respect to our current products, the risk of infringement claims is exacerbated by the fact that there are numerous issued and pending patents relating to the treatment of cancer. Because patent applications can take many years to issue, and in many cases remain unpublished for many months after filing, there may be applications now pending of which we are unaware that may later result in issued patents that our products may infringe.

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There could also be existing patents that one or more components of our products or other device candidates may inadvertently infringe. As the number of competitors in the market or other device candidates grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases. To the extent we gain greater market visibility, our risk of being subject to such claims is also likely to increase. If a third party’s patent was upheld as valid and enforceable and we were found to be infringing, we could be prevented from making, using, selling, offering to sell or importing our products or other device candidates, unless we were able to obtain a license under that patent or to redesign our systems to avoid infringement. A license may not be available at all or on terms acceptable to us, and we may not be able to redesign our products to avoid any infringement. Modification of our products or development of device candidates to avoid infringement could require us to conduct additional clinical studies and to revise our filings with the FDA and other regulatory bodies, which would be time-consuming and expensive. If we are not successful in obtaining a license or redesigning our devices, we may be unable to make, use, sell, offer to sell or import our devices and our business could suffer. We may also be required to pay substantial damages and undertake remedial activities, which could cause our business to suffer.

We may also be subject to claims alleging that we infringe or violate other intellectual property rights, such as copyrights or trademarks, may have to defend against allegations that we misappropriated trade secrets, and may face claims based on competing claims of ownership of our intellectual property. The confidentiality and assignment of inventions agreements that our employees, consultants and other third parties sign may not in all cases be enforceable or sufficient to protect our intellectual property rights. In addition, we may face claims from third parties based on competing claims to ownership of our intellectual property.

We may employ individuals who were previously employed at other medical device companies, and as such we may be subject to claims that such employees have inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of their former employers. Any such litigation, dispute or claim could be costly to defend and could subject us to substantial damages, injunctions or other remedies, which could have a material adverse effect on our business, prospects, financial condition and results of operations and cause our stock price to decline.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our devices.

As is the case with other medical device companies, our success is heavily dependent on our intellectual property rights, and particularly on our patent rights. Obtaining and enforcing patents in the medical device industry involves both technological and legal complexity, and is therefore costly, time consuming and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. Certain U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could further negatively impact the value of our patents, narrow the scope of available patent protection or weaken the rights of patent owners.

The Russian-Ukrainian conflict may adversely affect our business, financial condition and results

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. The specific impact on our financial condition, results of operations and cash flows resulting from this conflict is not determinable as of the date hereof. However, to the extent that such military action spreads to other countries, intensifies, or otherwise remains active, such action could result in conditions or circumstances that have a material adverse effect on our financial condition, results of operations, and cash flows.

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Future regulatory action remains uncertain.

We operate in a highly regulated and evolving environment with rigorous regulatory enforcement. Any legal or regulatory action could be time-consuming and costly. If we or the manufacturers or distributors that supply our products fail to comply with all applicable laws, standards, and regulations, action by the FDA or other regulatory agencies could result in significant restrictions, including restrictions on the marketing or use of the products we sell or the withdrawal of the products we sell from the market. Any such restrictions or withdrawals could materially affect our reputation, business and operations.

Our product candidates will remain subject to ongoing regulatory review even after they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any of our approved commercial products could be suspended.

Even as we receive regulatory approval to market a particular product candidate, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, and record keeping related to the product will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable domestic and foreign regulatory authorities or discover any previously unknown problems with any approved product, manufacturer, or manufacturing process, we could be subject to administrative or judicially imposed sanctions, including:

●	restrictions on the products, manufacturers, or manufacturing processes;
●	warning letters;
●	civil or criminal penalties;
●	fines;
●	injunctions;
●	product seizures or detentions;
●	pressure to initiate voluntary product recalls;
●	suspension or withdrawal of regulatory approvals; and
●	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If physicians and patients do not accept our current and future products or if the market for indications for which any product candidate is approved is smaller than expected, we may be unable to generate significant revenue, if any.

Even when any of our product candidates obtain regulatory approval, they may not gain market acceptance among physicians, patients, and third-party payers. Physicians may decide not to recommend our treatments for a variety of reasons including:

●	timing of market introduction of competitive products;
●	demonstration of clinical safety and efficacy compared to other products;
●	cost-effectiveness;
●	limited or no coverage by third-party payers;
●	convenience and ease of administration;

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●	prevalence and severity of adverse side effects;
●	restrictions in the label of the device;
●	other potential advantages of alternative treatment methods; and
●	ineffective marketing and distribution support of its products.

If any of our product candidates is approved, but fails to achieve market acceptance or such market is smaller than anticipated, we may not be able to generate significant revenue and our business would suffer.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling certain of our products.

The therapeutic medical device and pharmaceutical industries are characterized by extensive intellectual property litigation and, from time to time, we may become the subject of claims of infringement or misappropriation. Regardless of outcome, such claims are expensive to defend and divert management and operating personnel from other business issues. A successful claim or claims of patent or other intellectual property infringement against us could result in payment of significant monetary damages and/or royalty payments or negatively impact our ability to sell current or future products in the affected category.

We depend extensively on our patents and proprietary technology and the patents, and we must protect those assets in order to preserve our business.

Although we expect to seek patent protection for any devices, in silico products (if any), systems, and processes we discover and/or for any specific use we discover for new or previously known compounds, devices, biologics, products, systems, or processes, any or all of these may not be subject to effective patent protection. In addition, our issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and proprietary knowledge and operate without infringing on the proprietary rights of others. We are the sole assignee of numerous granted United States patents, pending United States patent applications and international patents. The patent position of pharmaceutical and biotechnology firms like us are generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned to us may not result in patents being issued, any issued patents assigned to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability.

Moreover, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third-party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions during our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.

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Due to legal and factual uncertainties regarding the scope and protection afforded by patents and other proprietary rights, we may not have meaningful protection from competition.

Our long-term success will substantially depend upon our ability to protect our proprietary technologies from infringement, misappropriation, discovery and duplication, and avoid infringing the proprietary rights of others. Our patent rights and the patent rights of biotechnology and pharmaceutical companies in general, are highly uncertain and include complex legal and factual issues. Because of this, our pending patent applications may not be granted. These uncertainties also mean that any patents that we own or will obtain in the future could be subject to challenge, and even if not challenged, may not provide us with meaningful protection from competition. Due to our financial uncertainties, we may not possess the financial resources necessary to enforce our patents. Patents already issued to us or our pending applications may become subject to dispute, and any dispute could be resolved against us. Because a substantial number of patents have been issued in the field of cellular therapy and because patent positions can be highly uncertain and frequently involve complex legal and factual questions, the breadth of claims obtained in any application or the enforceability of our patents cannot be predicted. Consequently, we do not know whether any of our pending or future patent applications will result in the issuance of patents or, to the extent patents have been issued or will be issued, whether these patents will be subject to further proceedings limiting their scope, will provide significant proprietary protection or competitive advantage, or will be circumvented or invalidated. One of our currently issued patents has expired, and eight of them will expire in the next twelve months.

Also, because of these legal and factual uncertainties, and because pending patent applications are held in secrecy for varying periods in the United States and other countries, even after reasonable investigation, we may not know with certainty whether any products that we (or a licensee) may develop will infringe upon any patent or other intellectual property right of a third party. We believe that the patents that we own or have applied for do not infringe any third-party patents; however, we cannot know for certain whether we could successfully defend our position, if challenged. We may incur substantial costs if we are required to defend our intellectual property in patent suits brought by third parties. These legal actions could seek damages and seek to enjoin testing, manufacturing and marketing of the accused product or process. In addition to potential liability for significant damages, we could be required to obtain a license to continue to manufacture or market the accused product or process.

We may not be able to compete with treatments now being marketed and developed, or which may be developed and marketed in the future by other companies.

Our products will compete with existing and new therapies and treatments for cancer, acute and chronic pain, mental health conditions, and other indications targeted for our technology. We are aware of a number of companies currently seeking to develop alternative therapies or treatment for such diseases and conditions at least in part. Numerous pharmaceutical, biotechnology, drug delivery and medical device companies, hospitals, research organizations, individual scientists, and nonprofit organizations are engaged in the development of alternatives to our technology. Some of these companies have greater research and development capabilities, experience, manufacturing, marketing, financial, and managerial resources than we do. Collaborations or mergers between large pharmaceutical or biotechnology companies with competing treatment technologies could enhance our competitors’ financial, marketing, and other resources. Developments by other medical device companies could make our products or technologies uncompetitive or obsolete. Accordingly, our competitors may succeed in developing competing technologies, obtaining FDA approval for products or gaining market acceptance more rapidly than we can.

Due in part to our limited financial resources, we may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates, and/or we may be unable to pursue the clinical trials that we would like to pursue.

We have limited technical, managerial, and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. Due to our limited available financial resources, we may have curtailed clinical development programs and activities that might otherwise have led to more rapid progress of our product candidates through the regulatory and development processes.

We may make incorrect determinations with regard to the indications and clinical trials on which to focus the available resources that we do have. Furthermore, we cannot assure you that we will be able to retain adequate staffing levels to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish. Our decisions to allocate our research, management, and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate product development programs may also cause us to miss valuable opportunities.

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If the third parties on which we rely for the conduct of our clinical trials and results do not perform our clinical trial activities in accordance with good clinical practices and related regulatory requirements, we may be unable to obtain regulatory approval for or commercialize our product candidates.

We use independent clinical investigators and other third-party service providers to conduct and/or oversee the clinical trials of our product candidates, and expect to continue to do so for the foreseeable future.

The FDA requires us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate, and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval, and commercialization of our product candidates or result in enforcement action against us.

Our Company has an evolving business strategy and investors must be willing to accept a substantial degree of uncertainty.

The Company’s strategic focus is on the development of therapeutic medical devices for humans using its ulRFE® platform technology. The Company is engaged in ongoing discussions with potential licensees, other strategic partners and institutional or private financing sources, the result of which could add to or alter its current strategic focus, cash needs or ownership structure. Investors must be willing to accept a substantial degree of uncertainty, and must be willing to rely upon the Company’s Board of Directors and management to complete an appropriate business strategy to commercially exploit targeted business opportunities.

The industry in which our Company competes is intensely competitive, and we compete with companies with significantly greater resources.

The market for the Company’s products and services is relatively new and rapidly evolving. Accordingly, it is difficult to predict its future growth rate, if any, and its ultimate size. Moreover, the Company’s success is dependent on the popularity of its products and services within this new market, which the Company cannot predict. The Company has entered into one licensing agreement for a specific indication in the Japanese oncology market and one distribution agreement for specific indications in the Indian oncology market, but the Company may experience very long processes for additional licensing or for sales in order to monetize its products or services. While the Company is not aware of any businesses currently developing or using ulRFE technology similar to its technology, the broader life sciences industry is marked by intense competition, including many companies with significantly greater resources, which they could use to attempt to limit the Company’s ability to gain market share.

You should consult with a tax expert before investing in our Company.

You should consult with your own tax advisor about the tax consequences of investing in EMulate Therapeutics through the purchase of its securities.

Risks Related to Our Common Stock and this Offering

There has been no public market for our common stock prior to this Offering, and an active market in which investors can resell their shares of our common stock may not develop.

Prior to this Offering, there has been no public market for our common stock. We have applied to list our common stock on Nasdaq under the symbol “EMTX.” The closing of this Offering is contingent upon the successful listing of our common stock on the Nasdaq Capital Market. There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit our common stock to be listed and traded.

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Even if our common stock is approved for listing on Nasdaq, a liquid public market for our common stock may not develop. The initial public offering price for our common stock has been determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which the common stock is traded after this Offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your common stock regardless of our operating performance or prospects.

The market price of our common stock may fluctuate, and you could lose all or part of your investment.

After this Offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;
●	increases in market interest rates that lead investors of our common stock to demand a higher investment return;
●	changes in earnings estimates;
●	changes in market valuations of similar companies;
●	actions or announcements by our competitors;
●	adverse market reaction to any increased indebtedness we may incur in the future;
●	additions or departures of key personnel;
●	actions by shareholders;
●	speculation in the media, online forums, or investment community; and
●	our intentions and ability to list our common stock on Nasdaq and our subsequent ability to maintain such listing.

The public offering price of our common stock has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this Offering. Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.

We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our shareholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

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We have considerable discretion as to the use of the net proceeds from this Offering and we may use these proceeds in ways with which you may not agree.

We intend to use the proceeds from this Offering for research and development, general working capital and other corporate purposes. However, we have considerable discretion in the application of the proceeds. Because of the number and variability of factors that will determine our use of our net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this Offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this Offering may also be placed in investments that do not produce income or that lose value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution as a result of this Offering.

As of December 31, 2021, our net tangible book value was approximately $[●], or approximately $[●] per share. Since the effective price per share of our common stock being offered in this Offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock you purchase in this Offering. Based on the assumed public offering price of $[●] per share of common stock being sold in this Offering, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, and our net tangible book value per share as of December 31, 2021, if you purchase shares of common stock in this Offering, you will suffer immediate and substantial dilution of $[●] per share (or $[●] per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common stock. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this Offering.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

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Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common stock. In all events, future issuances of our common stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common stock. In connection with this Offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to six months after the closing of this Offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common stock may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.

Our articles of incorporation authorize us to issue up to 2,400,000 shares of blank check Series A-1 preferred stock, all of which are currently outstanding. Any preferred stock that we issue in the future may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price, if any, of our common stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our Company.

If our shares of common stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore shareholders may have difficulty selling their shares.

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We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this Offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

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USE OF PROCEEDS

Based upon an assumed public offering price of $[●] per Share, we estimate that we will receive net proceeds from this Offering, after deducting the underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] million assuming the underwriter does not exercise its over-allotment option.

We plan to use the net proceeds we receive from this Offering for the following purposes:

Use of Net Proceeds
Working Capital	$	[●]
Sales and Marketing	$	[●]
Research and Development	$	[●]
Licensing and Banking Activities	$	[●]

We believe that our existing cash and cash equivalents, together with interest on cash balances, will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. However, the nature, amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

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DIVIDEND POLICY

The Company has not declared or paid any cash dividend on its Common Stock, and it currently intends to retain future earnings, if any, to finance the expansion of its business, and the Company does not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on its Common Stock will be made by its board of directors, in their discretion, and will depend on the Company’s financial condition, results of operations, capital requirements and other factors that its board of directors considers significant.

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CAPITALIZATION

Set forth below is our cash and capitalization as of December 31, 2021:

●	on an actual basis;
●	on a pro forma basis to reflect: [●].
●	on a pro forma as adjusted basis to reflect the issuance and sale of the Shares by us in this Offering at the public offering price of $[●] per Share, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

You should read the information in the below table together with our consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

As of December 31, 2021
		Actual (1)		Pro Forma (2)		Pro Forma As Adjusted
Cash and restricted cash	$	[●]	$	[●]	$	[●]
Total debt at face value		[●]		[●]		[●]
Total stockholders’ equity:
Common Stock, $0.001 par value, 40,000,000 shares authorized, [●] shares issued and outstanding as of December 31, 2021;		[●]		[●]		[●]
Additional paid-in capital		[●]		[●]		[●]
Accumulated (deficit)		[●]		[●]		[●]
Total stockholders’ equity		[●]		[●]		[●]
Capitalization	$	[●]	$	[●]	$	[●]

The table above is based on [●] shares of Common Stock outstanding as of December 31, 2021, and excludes, as of such date:

●	[●] shares of our Common Stock issuable upon exercise of warrants to purchase common stock;

●	[●] shares of Common Stock reserved for future issuance under our Amended and Restated 2016 Equity Incentive Plan (the “Plan”).

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DILUTION

If you invest in the Company’s Shares in this Offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of its Common Stock and the as-adjusted net tangible book value per Share of its Common Stock immediately after the offering. Historical net tangible book value per Share represents the amount of the Company’s total tangible assets less total liabilities, divided by the number of Shares of its Common Stock outstanding.

The historical net tangible book value (deficit) of the Company’s Common Stock as of December 31, 2021, was approximately $([●] million) or $([●]) per Share based upon shares of Common Stock outstanding on such date. Historical net tangible book value (deficit) per Share represents the amount of its total tangible assets reduced by the amount of its total liabilities, divided by the total number of shares of Common Stock outstanding. The pro forma historical net tangible book value (deficit) was $([●]) per Share based upon shares of Common Stock outstanding as of December 31, 2021.

After giving effect to the Company’s sale of all of the [●] shares of Common Stock offered in this Offering at a public offering price of $[●] per Share after deducting estimated underwriting discounts and commissions and the Company’s estimated offering expenses, the Company’s pro forma as adjusted net tangible book value as of December 31, 2021 would have been $[●] or $[●] per Share. This represents an immediate increase in net tangible book value of $[●] per Share to the Company’s existing stockholders, and an immediate dilution in net tangible book value of $[●] per Share to new investors. The following table illustrates this per Share dilution:

Assumed public offering price per Share	$	[●]
Historical net tangible book value (deficit) per Share as of	$	[●]
Pro forma historical net tangible book value (deficit) per Share as of attributable to the pro forma transaction described above	$	[●]
Increase in pro forma net tangible book value per Share as of attributable to the pro forma transactions described above	$	[●]
Pro forma net tangible book value per Share as of	$	[●]
Dilution per Share to new investors in this Offering	$	[●]

The information discussed above is illustrative only, and the dilution information following this Offering will be adjusted based on the actual public offering price and other terms of this Offering determined at pricing. A $1.00 increase (decrease) in the assumed public offering price of $[●] per Share would increase (decrease) the pro forma as adjusted net tangible book value by $[●] per Share and increase the dilution to new investors by $[●] per Share and decrease the dilution to new investors by $[●] per Share, assuming the number of shares offered by the Company, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by the Company. The Company may also increase or decrease the number of shares it is offering. An increase of 100,000 Shares offered by it would increase the pro forma as adjusted net tangible book value by $[●] per Share and decrease the dilution to new investors by $[●] per share, assuming the assumed public offering price of $[●] per Share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by the Company. Similarly, a decrease of 100,000 Shares offered by the Company would decrease the pro forma as adjusted net tangible book value by $[●] per share and increase the dilution to new investors by $[●] per Share, assuming the assumed public offering price of $[●] per Share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by the Company.

If the underwriters’ over-allotment option to purchase additional Shares from the Company is exercised in full, and based on the assumed public offering price of $[●] per Share, the pro forma as adjusted net tangible book value per share after this Offering would be $[●] per Share, the increase in as adjusted net tangible book value per Share to existing stockholders would be $[●] per Share and the dilution to new investors purchasing shares in this Offering would be $[●] per share.

The number of shares of Common Stock outstanding is based on [●] shares of Common Stock issued and outstanding as of December 31, 2021, and excludes the following:

●	[●] shares of Common Stock issuable upon the exercise of outstanding stock options having a weighted average exercise price of $[●] per share;

●	[●] shares of Common Stock issuable upon the exercise of outstanding warrants having a weighted average exercise price of $[●] per share;

●	[●] shares of Common Stock reserved for future issuance under the Amended and Restated 2016 Equity Incentive Plan (the “Plan”).

Except as otherwise indicated herein, all information in this prospectus assumes:

●	no exercise of the outstanding options or warrants described above; and

●	no exercise of the underwriters’ option to purchase up to an additional [●] shares of Common Stock to cover over-allotments, if any, or any warrants issued to the underwriters as fees.

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BUSINESS

Overview

We are on a mission to advance the development and adoption of medical, health, and environmental applications of our low-to-ultra-low radio frequency energy technology that are non-toxic, non-invasive, non-ionizing, safe and effective. We have invented and patented what we believe to be a groundbreaking technology that utilizes radio frequency energy (RFE) precisely targeted at the low and ultra-low ends of the RFE spectrum (ulRFE®) to specifically regulate signaling and metabolic pathways on the molecular and genetic levels – without chemicals, radiation or drugs – delivered via a simple-to-use non-invasive therapeutic system.

The EMulate Therapeutics ulRFE® therapeutic system is a non-invasive therapeutic medical device. It is the first of many product expressions of the Company’s underlying ulRFE platform technology. The EMulate Therapeutics therapeutic medical device has potential treatment applications in a wide range of diseases, including cancer, acute and chronic pain management, mental health conditions, among others. The EMulate Therapeutics therapeutic medical device is being evaluated for the treatment of glioblastoma multiforme (GBM) brain tumors and diffuse midline glioma (DMG)/diffuse intrinsic pontine glioma (DIPG) brain tumors in human clinical trials.

We believe our guiding principles contribute to success:

1.	Pioneering: We are pioneers. Great change can happen only when someone takes the lead and the risk. EMulate Therapeutics is committed to modernizing disease treatment by pioneering what we believe is groundbreaking medical technology.
2.	Responsibility: There is a need for safe, effective and affordable treatments for cancer, acute and chronic pain, mental health conditions, and other serious diseases. EMulate Therapeutics is taking the responsibility to develop and provide these treatments to patients around the world.
3.	Partnership: Developing the best technology means forming a diverse set of partnerships across a broad range of disciplines – including industry and research partners around the world.
4.	Leadership: The EMulate Therapeutics platform technology is the result of more than two decades of cutting-edge research and development. We believe this dedication and commitment to our mission will help transform the treatment of some of the world’s most serious diseases and address worldwide health and environmental challenges.

Our corporate structure as of the date of this prospectus consists of our parent company with three presently non-operating subsidiaries.

In 2019, EMulate created Hapbee Technologies, Inc. (“Hapbee”), a Canadian company that is publicly listed on The Toronto Stock Exchange (TSXV) under the symbol “HAPB” since October 2020 to utilize its ulRFE technology for the consumer wellness industry. EMulate now owns approximately 25% of Hapbee and is Hapbee’s largest shareholder. Hapbee has licensed certain recorded ulRFE signals from EMulate for use in its non-regulated, consumer-focused business.

Mensana Therapeutics, Inc., a Washington corporation established in November 2021, is a wholly-owned subsidiary of the Company, which will use our ulRFE® technology to develop and provide, subject to FDA approval, safe and effective therapies to those suffering from a variety of mental health conditions.

Indolor Therapeutics, Inc., a Washington corporation established in November 2021, is a wholly-owned subsidiary of the Company, which will use our ulRFE technology to develop and provide, subject to FDA approval, safe and effective therapies to those suffering from serious acute and chronic pain conditions.

Cellsana Therapeutics, Inc., a Washington corporation established in February 2022, is a wholly-owned subsidiary of the Company, which will use our ulRFE technology to develop and provide, subject to FDA approval, safe and effective therapies to those suffering from cancer.

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Our Corporate History

We are a Washington corporation incorporated on February 7, 2002. In June 2003, we amended the Articles of Incorporation of WavBank, Inc. to reflect the issuance of Series A Preferred Stock. In February 2006, we amended the Articles of Incorporation of WavBank, Inc. to change the Company’s name to Nativis, Inc. In February 2012, we amended the Articles of Incorporation of Nativis, Inc. to reflect the issuance of Series A-1 Preferred Stock. In February 2013 and June 2014, we amended the Articles of Incorporation of Nativis, Inc. to reflect the issuance of additional shares of Series A-1 Preferred Stock. In February 2019, we amended the Articles of Incorporation of Nativis, Inc. to change our name to EMulate Therapeutics, Inc.

Industry Overview

EMulate Therapeutics is developing treatments for multiple disease areas that affect human health. The Company expects to participate and compete at this time specifically in the oncology treatment industry, the pain management industry, and the mental health treatment industry.

Oncology

●	According to industry sources, the global oncology treatment market was $141 billion in 2019, and is forecast to reach $394 billion in 2027.
●	According to industry sources, the global oncology/cancer drugs market was estimated at $199 billion in 2019.
●	The global GBM treatment market size is expected to reach USD 4.82 billion by 2030 according to a recent study by Polaris Market Research.
●	Diffuse midline glioma (DMG), a WHO grade IV tumor, is an aggressive and lethal brain tumor in young children, adolescents and young adults. EMulate perceives that its participation in this market presents a $100 million annual revenue opportunity.
●	Markets of these magnitudes are well able to tolerate additional entrants such as EMulate, and even a smaller market share would result in significant revenues.

Competition in GBM

The Optune product of Novocure GmbH is the only medical device and therapy on the market today that is comparable to EMulate’s ulRFE therapeutic device for treating GBM brain cancer in terms of effect, that is, limiting cancer cell division. However, Optune uses a very different technology: it works by applying a voltage gradient across two electrodes and altering the polarity of the electrodes at a fixed frequency. The Optune device generates heat along with electrical energy. Use of the Optune device requires shaving the head, applying adhesive electrodes to the scalp (which must be frequently re-positioned), carrying a 2.7-pound battery pack, and changing the battery every eight hours. A backpack, housing the battery, is required to be worn continuously while upright. In contrast, EMulate’s therapeutic device limits cancer cell division through the use of specific low and ultra-low radiofrequency energy signals that emulate the therapeutic effects and method of action of proven drugs (the paclitaxel chemotherapy for GBM treatment); our device has no thermal (heating) or ionizing effects; it is extremely lightweight (3-ounce battery/controller), is portable without a backpack, has a 12 to 16 hour battery life, and can be used without shaving the head.

Competition in DMG/DIPG

We have no known competitors in treating DMG/DIPG brain cancer since treatments available in the market are not effective.

We may also compete with other medical device products that have come to market or may come to the oncology market in the future, though we are unaware of any such competitors at this time.

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Mental Health

Mental Health issues are significantly on the rise. There are high failure rates in treating patients for ADHD, anxiety and depression. CNS Spectrums and suicide rates are unacceptably high. Patients experience better outcomes in treatments combining psychiatric therapy with psychedelic drugs

The market for drugs treating mental health conditions is included in the market for CNS drugs. The global CNS drugs market is expected to grow from $123.4 billion in 2019 to reach $160.4 billion in 2023. The global CNS therapeutic market is expected to reach $128.9 billion by 2025.

Competition in Mental Health

EMulate’s technology presents competitive benefits for the treatment of mental health conditions:

●	The duration of signal activity is shorter than the duration of psychedelic drug effects.
●	Signal activity and its effects can be quickly terminated if the patient is in distress.
●	Because no controlled substance is involved in signal administration, a psychotherapist can administer treatment without the presence of a psychiatrist/physician.
●	Unlike psychedelic drugs, which have no composition of matter protection, the use of drug signals themselves will be covered by utility patent protections, thus limiting accessibility to the therapeutic product.

Pain Management

●	According to industry sources, the global pain management market was $71 billion in 2019, and is forecast to reach $91 billion by 2027.

●	According to industry sources, in another analysis, the global pain management market was $65 billion in 2019, and is forecast to reach $85 billion by 2027.

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●	The market for effective pain treatment with minimal side effects is very large, as illustrated by the following:

Pain Management Techniques

HUGE UNMET NEED FOR EFFECTIVE TREATMENT WITH MINIMAL SIDE EFFECT S

Pain Management
Pharmaceutical Pain Management
Medical Devices
Adjuvant Methods
NSAIDS
Acetaminophen
Opioids
Anticonvlusants
Antidepressants
Transcutaneous electric nerve stimulation
Spinal cord stimulator
Intrathecal pumps and patient-controlled analgesia
Acupuncture
Acupressure
Music therapy
Laser
Hypnotism

Global Market for Pain Management, by Application, Through 2022 ($ Millions)

Application	2014	2015	2016	2017	2022	CAGR% 2017–2022
Surgical pain management	8,872	8,724	8,870	9,130	12,776	7.0
Orthopedic and musculoskeletal pain	10,273	8,676	8,509	8,500	11,299	5.9
General and broad pain management	3,512	3,902	3,979	4,101	5,884	7.5
Migraine headache pain	3,282	3,325	3,420	3,612	6,358	12.0
Fibromyalgia pain	3,316	3,065	3,109	2,955	3,945	5.9
Cancer pain	2,702	2,688	2,769	2,908	4,417	8.7
Neuropathic pain	2,439	2,344	2,387	2,343	4,245	12.6
HIV/AIDS pain	1,211	1,241	1,267	1,287	1,573	4.1
Burn pain	649	650	652	662	883	5.9
Dental pain	542	547	551	552	635	2.8
Total	36,798	35,162	35,513	36,050	52,015	7.6

Sources: BCC Research

EMulate THERAPEUTICS

EM ulat e Not for Dist ribut ion wit hout permission

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●	Markets of these magnitudes are well able to tolerate additional entrants such as EMulate, and even a smaller market share would result in significant revenues.

Competition in Pain Management

We know of one FDA-approved medical device that competes with ours in the pain management sector, but its application is very limited and it does not use, or provide the benefits of, our ulRFE technology. IB-Stim (formerly Neuro-Stim) is a percutaneous nerve stimulator intended for use as an adjunct in the treatment of a single abdominal pain indication in adolescent patients with irritable bowel syndrome (IBS). It does not claim to treat multiple pain pathways, as the EMulate product is intended to do. Unlike the IB-Stim device, which for use must penetrate the skin, EMulate’s therapeutic device is completely non-invasive (as well as being non-thermal, non-sterile, and non-ionizing).

NeoRhythm markets a pulsed electromagnetic field device claiming to entrain the brain into five different brainwave states – which they call gamma, beta, alpha, theta, delta – one of which states is purported to stimulate areas that produce pain reducing hormones such as endorphins and serotonin. NeoRhythm does not claim to directly affect cellular activity in the same or similar way to proven drugs and biologics, as the EMulate product is designed to do.

There are also certain transcutaneous electrical nerve stimulation (TENS) products, which are not FDA-approved, being used for pain mitigation in arthritis and other autoimmune cases. Unlike the EMulate device, these products must penetrate the skin. One such device is marketed by Neurosoft. None of the TENS manufacturers claims that the product emulates the method of action of approved drugs, as EMulate’s device is designed to do.

In addition, Hapbee’s consumer products face direct and indirect competition from a variety of players including firms engaged in the wearables industry such as Oura Ring, Halo Neurosciences, Muse, NeoRhythm and Calm, as well as software applications that claim to produce benefits like those of wellness products. The table is a comparison of Hapbee and its competitors.

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Our Competitive Strengths

We believe that the following competitive strengths will enable us to compete effectively:

●	Large market opportunities. Results from testing in animals and humans to date suggest the technology’s effectiveness for treating solid cancer tumors such as mycosis fungoides, plasma cell tumors, fibrosarcomas, neurofibrosarcomas, schwanomas, malignant melanomas, hermangiopericytomas, hepatic adenocarcinomas, mast cell tumors, adenocarcinomas (mammary), osteosarcomas, chondrosarcomas, apocrine gland adenocarcinamoas, undifferentiated carinomas, and transitional cell carcinomas.

●	Continual development of innovative technologies and applications. EMulate is a true platform technology because it can be applied to multiple medical indications, and therefore will readily lend itself to continuing product and market development.

●	Technology that can be used to emulate the therapeutic effects of many drugs/combination treatments for not one, but many serious disease indications and conditions.

●	Technology presents a less expensive alternative for developing effective disease and condition treatments. It takes less time and expense for the Company to develop a therapeutic product because we do not need to invent the molecule from which the relevant ulRFE signal is derived; rather, we measure and record the electromagnetic emissions of proven molecules for transmission to biological systems. As an example, EMulate’s recent two lead clinical candidates, pain management and mental health, each took less than 12 months and $500,000 to go from concept to clinic-readiness.

●	Our medical device is portable, lightweight, and easy to use, comparing favorably to other therapeutic products in the market.

Moreover, when it comes to the use of our technology for treating GBM, our therapeutic medical device has strong market advantages when compared to Optune. As illustrated in the graphic above, it features:

●	Ability to reproduce and deliver MOA of multiple drugs/combination therapies

●	Freely penetrates the brain and does not generate thermal or ionizing energy

●	Response within 23 to 28 days

●	3+ month rGBM survival improvement

●	User-friendly

●	No need to shave hair, non-stigmatizing

●	Lightweight 3-ounce controller

●	12 to 16 hour battery life

Our Growth Strategies

●	Continuous focus on product innovation
●	We believe there is a serious need for our ulRFE therapies in both U.S. and international markets and we aim to drive adoption and utilization of our products by leveraging additional clinical studies and market education
●	There is a serious need for our ulRFE therapies in both U.S. and international markets

Pipeline and Key Target Market

EMulate Therapeutics’ ulRFE technology has demonstrated potential application(s) in multiple indications including oncology, pain management, mental health, animal health, ag-biotechnology and consumer markets. The company is at varying stages of development with glioblastoma and diffuse midline glioma ready for initiation of pivotal (phase III) human trials. EMulate has established other companies to develop the markets for our technology.

EMulate formed our wholly-owned subsidiary Cellsana to develop the use of our technology in the oncology market. Cellsana is ready to proceed with a DMG/DIPG pivotal trial and a GBM pivotal trial. EMulate has partnered with companies in Japan (Teijin Pharma) and India (Sayre) to market, sell and distribute devices following regulatory clearance.

EMulate has also formed our wholly-owned subsidiaries Indolor and Mensana to develop the use of our technology in the pain relief and mental health markets, respectively. Initial animal safety and efficacy studies have demonstrated promising effects, and both companies are ready to proceed to human clinical trials to confirm safety and efficacy.

Hapbee Technologies, Inc. is a company established by EMulate, to deliver and commercialize a licensed subset of our signal catalog to users in the non-medical consumer space. EMulate receives license fees and royalties from the sale of devices and subscriptions to the Hapbee services.

The effectiveness of EMulate’s ulRFE signal technology has been demonstrated in two other sectors to date: animal health and agriculture. Business opportunities are or will be available in these and other market areas.

Technology

RFE Technology

Radiofrequency energy (RFE) is an oscillating form of magnetic or electromagnetic radiation that transfers energy by radio waves. Oscillating magnetic fields can impact cellular dynamics through the forcing of ions. The literature establishes that low and ultra-low RFE fields (0 Hz to 30 kHz) (Figure 1) are bioactive, exerting their effects by forced-vibration of all the free ions on the cell surface. A magnetic field can alter the behavior of a cell membrane channel and affect calcium movement into the cell, which may influence the cell’s physiology. Oscillating magnetic fields could also change the binding properties of specific proteins, and alter nitric oxide and reactive oxygen species, which are critical regulators of essential physiological pathways, resulting in specific phenotypic changes.

Our patented RFE technology is targeted at the low and ultra-low ends of the RFE spectrum (ulRFE®) – 0 Hz to 22 kHz. Numerous pre-clinical and human studies consistently demonstrate the ability to emulate the biological activity (with specificity) of a broad range of molecules such as drugs, siRNA molecules as well as hormones.

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Figure 1. Radio Frequency Energy (RFE): Electrostatic potential of molecules in motion. The EMulate platform uses ulRFE of the low and ultra-low wavelength ranges (less than 22 kHz) of the spectrum to emit signals that emulate phenotypic changes produced by proven drugs.

EMulate has developed the technology to measure and record the electromagnetic emission of molecules that are suspended in a liquid solvent, such as water. This proprietary RFE-based platform can emulate the therapeutic effect of drugs. EMulate’s technology is broadly divided into two sectors: 1) signal acquisition and 2) signal delivery. The Molecular Interrogation and Data Systems (MIDS; see Diagram of MIDS) is a shielded environment that blocks the external electromagnetic (EM) spectrum from 0 kHz (DC) to 300 MHz wavelengths, reducing the external environmental electromagnetic power by -80 to -120 dB (frequency dependent power reduction). Molecular signals are obtained from solvated molecules using a direct-current Superconducting Quantum Interference Device (SQUID), originally developed by the U.S. military, coupled to a second derivative gradiometer operating in this highly shielded electromagnetic environment. The SQUID technology measures the electrostatic potential of solvated molecules and is applicable to most non-covalent proven drugs, including e.g. siRNA molecules, to downregulate target proteins, and endogenous chemicals, such as hormones. The signals are recorded, analyzed, and digitized for testing in pre-clinical studies. Transduction of precise ulRFE profiles into biological systems have been shown to produce precise biological responses. Thus, transduction of these signals, when emitted via our proprietary controller and head coil system, is hypothesized to interact with charges on proteins and induce selective electron movement and charge transfer, or charge redistribution in a defined bioactive target, resulting in altered cell dynamics that produce relevant phenotypic changes and therapeutic effects.

The recording process is as follows:

●	MIDS (acquisition system) “super-cooled” to 3’ Kelvin with liquid helium
●	Sample molecule of interest solvated in solution
●	Multiple “dilutions” measured during recording session as a time domain series
●	“signals” with most digital activity identified
●	Top 2-5 signals identified and converted as a WAV file
●	Those signals move into pre-clinical studies

Diagram of MIDS

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Concept to the Clinic

The process from signal molecule identification to validated pre-clinical safety and efficacy readout (using contract research organizations for testing) takes six to twelve months and costs $250,000 to $500,000.

Disruptive Platform Technology

Our disruptive platform technology captures the electromagnetic capability of molecules to affect biological systems as illustrated below.

The highlights of our disruptive platform technology include the following:

●	Versatility: WAV file “magnetic fields” emulate effects of proven commercial targets and of novel mechanisms of action (MoAs)
●	Precision: Voyager & Hapbee transmitted WAV files produce RFE fields, which emulate effects of drug therapy
●	Unparalleled Safety: Our product is a non-ionizing, non-thermal, non-invasive, non-sterile device, therefore presenting no significant adverse effects to date by virtue of its form factor. No significant adverse events and no product-related adverse events have been identified in thousands of human subjects (in clinical trials and recreational uses) over millions of hours of exposure.

Products

EMulate Therapeutics Medical Device

The EMulate Therapeutics ulRFE® therapeutic system is a non-invasive therapeutic medical device. It is the first of many product expressions of the company’s underlying ulRFE platform technology. Showing promise in pre-clinical studies and clinical trials, the EMulate Therapeutics therapeutic system has potential treatment applications in a wide range of diseases, including cancer, acute and chronic (inflammatory) pain, CNS and mental health conditions, among others.

The EMulate therapeutic medical device is already being evaluated for the treatment of glioblastoma multiforme (GBM) brain tumors and diffuse midline glioma (DMG)/diffuse intrinsic pontine glioma (DIPG) brain tumors in human clinical trials.

The EMulate therapeutic medical device is ready for pivotal trial for DMG and GBM. In addition, we are preparing for human clinical trials in acute and chronic pain and multiple mental health indications. Evaluation of our medical device in treating other serious disease indications are planned to follow.

Validated, pre-clinical animal models and first in human exposures support safety and potential efficacy in the following:

●	Over 20 potential solid tumor indications treated with taxane signals and with signals targeting I/O and EGFR protein targets (demonstrated), such indications including brain cancer(s), melanoma, sarcomas, mast cell tumors, and others,
●	mental health indications, emulating the effects of psychedelic drugs in potential PTSD, anxiety, depression, and other treatments, and
●	acute and chronic pain indications, emulating the effects of fentanyl, opioids, CBD, NSAID’s, and other drugs.

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EMulate’s products for pain management will target the treatment of “pain pathways” broadly categorized in the industry as follows: acute, chronic, neuropathic, inflammatory and visceral. These five broad categories can overlap with one another, as part of a disease or injury progression.

Traditional pain management focuses on the use of non-steroidal anti-inflammatory drugs (NSAIDs) that target the COX1/2 enzymes to regulate prostaglandin production for inflammatory pain (late acute and chronic).

Cannabidiol (CBD) and its derivatives work across a broad range of pain sensation as modulators of pain. In specific cases, CBD has shown excellent efficacy as an anti-nausea medication. Although nausea is not strictly a pain indication, nausea is adjacent and correlated to pain. CBD has been shown to modulate pain sensation across all five pain categories.

Visceral pain is mostly associated with post-surgical, renal, cardiac, bone breaks/injuries, hepatic and bowel injuries or diseases, that are due to different etiologies. Opioids are frontline pain control medications, usually coupled with NSAIDs, to reduce or modulate severe pain.

Neuropathic pain is associated with nerve injury, stemming from diabetes, nerve crush/pinch and neurodegenerative conditions. Neuropathic pain is a chronic condition that produces variable intensities of pain.

The safety and effectiveness of EMulate’s therapeutic device has been proven in animal models to emulate the effects of the conventional drug treatments for each of the pain pathways described above. Subject to receiving requisite regulatory approvals, we intend to use the specific ulRFE signals produced by our device to treat patients suffering from these pain conditions.

Hapbee Consumer Use Products

Hapbee developed a new form factor utilizing Bluetooth low energy (BLE) to connect to your phone and our proprietary ulRFE technology to deliver both individual signals and signal blends. Signals and blends are derived from compounds that help with sleep, focus, and other wellness sensations. This product can be worn on either the consumer’s head, around the neck or placed under the consumer’s pillow for sleep. It costs $399 per unit and a recurring subscription cost of $19 per month for all-access membership. Hapbee’s mattress topper and face mask products are in beta testing and targeted to launch in late 2022.

Hapbee Wearable Wellness Product

A working prototype of the Hapbee Wearable Wellness Product was completed in September 2019.

The Hapbee Wearable Wellness Product weighs 4.5 ounces and comes with a micro USB-C charging and holding cradle that allows the headband to stand upright as it charges. It is designed to have eight hours of battery life for each charge. The lightweight and low-profile design of the Hapbee Wearable Wellness Product allows users to wear the product comfortably on their heads, over the brim of a hat, or discreetly around their collars under their shirts.

The Hapbee Wearable Wellness Product allows wearers to choose how they feel by producing a variety of sensations by “playing” signals emitting precise electromagnetic fields. The sensations fall under several broad categories such as: Happy, Alert, Relax, Calm, Sleepy, and Focus. The product connects to and is controlled by the customizable Hapbee App that is available for both iOS and Android compatible smartphones.

All of the Hapbee’s signals have been tested and confirmed to fall below the applicable International Commission on Non-Ionizing Radiation Protection’s safe exposure guidelines for low-frequency magnetic fields.

Bennett M. (Mike) Butters is a co-founder of EMulate and is the principal inventor of its technology. Mr. Butters performed the measurement of the magnetic field of the Hapbee Wearable Wellness Products.

Unique features of the Hapbee Wearable Wellness Product include:

●	Ergonomic design. The design of the Hapbee Wearable Wellness Product allows users to wear the product comfortably on their heads, over the brim of a brim of a hat, or discretely around their necks, on or under clothing.
●	Low wavelength. The Hapbee Wearable Wellness Product emits a very low energy frequency of less than 22 kHz. The product produces approximately 40mG of magnetic field strength at peak, about half the amount of the average toaster and much less than a vacuum cleaner. By comparison, all humans continually experience 500mG from the magnetic field of the earth itself.
●	Non-invasive - no substance ingestion. The Hapbee Wearable Wellness Product can produce dozens of different sensations by “playing” precise ulRFE electromagnetic signals, without ingesting any substances. The product is non-ionizing, non-thermal, and non-invasive. Users return to baseline after an average of 15 to 30 minutes after turning off each signal.
●	Easily controllable. Users can easily control signal strength and variation through the Hapbee App by turning the signals on and off, which allows individual wearers to tailor their experiences to their desires at the touch of a button. The logo light can also be switched off for movie theaters or nighttime use. A cellular phone can detect the Hapbee Wearable Wellness Product up to 30 feet, and it will continue to function for 30 minutes if users accidentally lose connection temporarily.

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Hapbee App

The Hapbee App currently has over 2051 unique builds and updates and has been launched commercially.

The signals themselves, which are played on the Hapbee Wearable Wellness Products, are security protected using encryption standards such as AES 128-bit song encryption keys, 128-bit device communication encryption keys and 2048 key length using RSA and ECDSA encryption providers on Hapbee’s server resources. Songs are transferred from EMulate via Secure HTTPS to our secure server hosted by Microsoft Azure to distribute to users via the Hapbee App and transferred to each product using a secure device key determined by the manufacturer (over the Bluetooth LE frequency).

Hapbee has also developed a protective song encryption tool for enhanced software security. Hapbee will be able to encrypt songs using the specifications of our product, and there is no reliance on a third-party vendor to create updates, nor are there security violations inside the encryption tool that would compromise the product. The utility for song encryption uses Microsoft .NET Framework and Windows Desktop Platform to ensure the highest security. Subscriber data, which includes basic contact information, is encrypted and saved on Hapbee’s secure server.

In addition to platform security protection though encryption protocols, which protect the loading and playing of the signals through the Hapbee App onto the Hapbee Wearable Wellness Products, the product is also sealed through sonic welding, and if broken open or tampered with, the product and embedded signals are rendered useless.

The Hapbee App will allow Hapbee to collect trends on user habits including time of day plays, duration, and other demographics. The Hapbee App will also give Hapbee the opportunity to cobrand and release new signals with other companies for products such as VR, float pod, pillow and mattress companies.

The Hapbee App stores all available predictable electromagnetic signals on a “playlist” that can be accessed via a monthly subscription which is priced according to the features included. Currently, signals can be added, updated and removed on the fly, and the app can specify suggested play time on a per signal basis. The Hapbee App launched with six signals that fall in the broad categories: Happy, Alert, Calm, Relax, Sleepy, Focus, and two more signal categories have since been added. As of October 26, 2020, there were seven signals available related to performance, sleep, and memory function, for use single form or in combination blends available on the Hapbee App Hapbee is evaluating additional signals to potentially license from EMulate.

Hapbee’s Revenue Potential for EMulate

Hapbee has two primary sources of revenue: sale of Hapbee Wearable Wellness Products and subscriptions to use all of the signals in the Hapbee App. Hapbee sells its Hapbee Wearable Wellness Products both on its website and through third party resellers. The price on the website is $399.

Each customer gets a free trial period in the Hapbee App for unlimited use of certain signals, and then they pay a $19/month subscription fee for unlimited use of all signals. If customers do not wish to continue paying for the monthly membership, they are still allowed to use one signal a month unlimited, and the monthly free signal will rotate. Hapbee currently has 277 subscribers.

On October 26, 2020, April 21, 2021 and July 29, 2021, we entered into four Exclusive License Agreements, as amended (the “Exclusive License Agreements”) with Hapbee to grant Hapbee certain exclusive, royalty-bearing rights and licenses to develop, use, import, and commercialize products using patents, know-how, and other intellectual property relating to our proprietary ulRFE technology (the “Authorized Products”). The Authorized Products are for recreational and/or non-medical use in humans. We also granted Hapbee a non-exclusive, royalty-free license under EMulate’s Trademarks related to the Authorized Products, including ulRFE®.

Under the Exclusive License Agreements, Hapbee granted us a royalty-free, fully-paid, perpetual, irrevocable, non-exclusive license, with the right to grant sublicenses, to and under all Hapbee’s know-how, all patents that claim inventions that relate to the Authorized Products, and Hapbee’s interests in the patents claiming inventions discovered, conceived or reduced to practice jointly by or on behalf Hapbee, on the one hand, and by or on behalf of EMulate, on the other hand (“Joint Inventions”), and know-how included in Joint Inventions.

Pursuant to the Exclusive License Agreements, Hapbee is solely responsible for commercializing the Authorized Products and should use commercially reasonable efforts to achieve the first commercial sale within six months after the effective date of the Exclusive License Agreements, and such six-month period may be extended by written consent.

In consideration for the licenses and rights granted to Hapbee, Hapbee agreed to pay us, within 10 days following the effective date of each Exclusive License Agreements, a payment in the amount of $10,000.

In further consideration for the licenses and rights granted to Hapbee, Hapbee agreed to pay us, on a calendar quarter basis, royalties on the quarterly net income from sales, lease, or rental of the Authorized Products worldwide multiplied by the percentage royalty rate equal to 20%, and use of Authorized Products worldwide multiplied by the percentage royalty rate equal to 20%; provided, that the percentage royalty rate on the first $10 million of net income form use of Authorized Products will be equal to 25%.

The terms of the Exclusive License Agreements are 20 years from the effective date of each Exclusive License Agreement. The Exclusive License Agreements may be terminated by mutual written agreements or material breach.

Pre-clinical Data

Targeting Immuno-oncology targets (CTLA-4 & PD-1) Proof of Concept studies conducted at the University of California at San Diego looked at the effects of the ph on a GBM model in mice (U-87 MG), and at downregulating the CTLA-4 and PD1 (A2 signal, right graph) immune checkpoint inhibitor genes using the recordings of siRNA targeting the murine versions of the human genes played sequentially while exposing mice to the A2 magnetic field against a murine GL261 tumor cell line. Tumor growth in both models was reduced to a statistically significant degree when compared to the control mice (exposed to a white noise signal). The immuno-oncology proof of concept study synopses are as follows:

●	Immune Checkpoint Modulators: FDA-approved inhibitors that target cytotoxic T-lymphocyte associated protein-4 (CTLA-4) or programmed cell death protein-1 (PD-1)
●	Signal Design: White noise was generated electronically and captured as a signal; mouse CTLA-4 and PD-1 siRNA in solution were recorded; the two signals were concatenated and thus signal inhibitors for CTLA4 and PD-1 were alternated throughout the treatment period
●	Study Design: Immune-competent C57BL/6 were injected in the flank with the GL261 mouse glioma; treatment was initiated after tumor randomization based on tumor size; mouse cages were exposed to the signal treatment for approximately 24 hours per day, apart from brief time needed for tumor measurement and husbandry

Targeting EGFR

In-Vitro Results (Swedish Neuroscience Institute)

The specificity of the biologic activity produced by ulRFE was demonstrated in experiments conducted by independent labs targeting the epidermal growth factor receptor EGFR on glioblastoma cell line U-87 MG. A recording of a small interfering RNA (siRNA) targeting human EGFR was tested in vitro at 48 and 72 hours. EGFR inhibition by specific ulRFE reduced the level of EGFR protein by 27% and 73%, respectively. These data indicate that certain ulRFE can inhibit gene expression at the transcriptional and protein levels, similar to what is observed with physical small interfering RNA (siRNA) inhibition. Specific EGFR knockdown effect was detected in U-87 MG cells treated with ulRFE using an 80 gene PCR-based array.

In-Vivo Results (UCSF)

The results demonstrated that the technology is flexible enough to record very different molecules to target specific pathways (data in preparation for publication). As a result, median survival was increased in the epidermal growth factor receptor (EGFR) RFE group, and histology showed significant reduction in EGFR expression.

Small inhibitor RNA (siRNA) ulRFE directed against epidermal growth factor receptor (EGFR) in a xenograft model of a human glioblastoma cell line (U-87 MG).

Experiments conducted in Chlamydomonas reinhardtii;

Using ulRFE derived from siRNA against MAA7 (tryptophan synthase beta) showed a decrease in mRNA levels for MAA7. In cells exposed to the ulRFE, an increase in cell growth was observed as compared to no ulRFE.

GBM – Human Clinical Trials

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The table below shows historical data based on FDA meta-analysis and current Optune labeling.

The following table shows the EMulate therapeutic device’s clinical effect in recurrent GBM.

The clinical trial results indicated that

●	Overall Survival in patients with recurrent GBM was improved in approximately 3 months (40%) in patients treated with EMulate’s therapeutic device (sometimes called “Voyager”) combined with Best Supportive Care (BSC). The results are “clinically meaningful” (as agreed upon by the FDA) as compared with historical performance of commonly used pharmaceutical treatments (Active Tx*)

In addition, patients with recurrent GBM using EMulate’s therapeutic device without other treatment (monotherapy) survived 7 months (median), which is consistent for patients using “active” chemotherapy, but with many fewer “product” side effects.

This is the first potential improvement in recurrent GBM survival in decades.

●	Inactive Tx**: historical clinical trials determined no efficacy; Active Tx*: historical clinical trials demonstrated efficacy
●	Studies designed to observe at least a 25% response rate (suggests active therapy) in patients with 1st or 2nd recurrence

Mental Health

Pre-clinical, observational tests also indicate a potential for use of ulRFE® in a therapeutic setting. The results in human observation tests are as follows:

●	Volunteers, including clinical experts in mental health, assessed the effects of multiple EMulate ulRFE signals
●	Effects could be felt within 10 to 15 minutes of exposure to the signal
●	Effects were reported to be potentially clinically useful in a subset of signals

Our next steps will be to design clinical trials to be initiated in 2022 and multiple sites have been identified for phase 1 to 2 in the CNS space.

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Pain Management

Pre-clinical data confirm activity in validated pain management models. ANS Biotech, a pre-clinical CRO known for its expertise in validated pain animal models, conducted an independent study using ten validated animal pain models to assess the effects of eight different EMulate ulRFE signals in comparison to known “gold standard” pain drugs. ANS’s final report provides detailed data on all animal data in pain study completed June 2021 that shows the following:

●	Fentanyl ulRFE signal showed pain reduction greater than the reference pain drug in two different animal models, one inflammatory and one neuropathic, and noticeable activity in a third
●	CBD ulRFE signal showed pain reduction greater than the reference pain drug in neuropathic pain model and noticeable activity in two other animal models
●	Four other ulRFE signals showed activity and two ulRFE signals had effects no greater than untreated mice.

The internal reference drugs are morphine, (-) U-50/488H, duloxetine and indomethacin. All three drugs are internal reference drugs against which the relative effect of new therapies are measured.

The above-mentioned study results were further confirmed by ANS’ assays as indicated in the chart below (N=10 rats per exposure group). In the assays, five different pain models: Carrageenan: Inflammatory pain model, Oxaliplatin: Neuropathic pain model, TNBS: Visceral pain model, Acetic acid: Acute pain model, and Bennett paw pressure: Surgical pain model were assessed, three of which were significant. Six ulRFE signals were tested in the assays, including fentanyl, hydromorphone, CBD, dexamethasone, indomethacin and naproxen. All assays were assessed with N=10 per signal group, which means technicians were blinded to the type of signal used, error bars are standard error of the mean (S.E.M.) and were powered for statistical analysis.

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The following human feasibility data further support the effectiveness of EMulate’s pain relief technology.

●	Six volunteers with chronic pain were treated with an EMulate pain relief signal of cannabidiol (CBD) and filled out case report forms (CRF), two with knee pain, three with back pain, and one with abdominal pain.
●	All experienced pain relief (with coil placed on head or at pain site) with 71% to 100% reduction in pain score. Pain relief was experienced within 11 to 33 minutes. Pain relief lasted 30 minutes to two days after discontinuing device use.
EMulate is currently working with key opinion leaders to design clinical trials, selecting indications and endpoints.

Companion Animals – Oncology

ulRFE has been tested in over 400 dogs (pets) with naturally occurring malignancies by Dr. Greg Ogilvie (Angel Care Cancer Center, Southern California; data on file).Interim review of the first 200 pets observed partial responses and complete responses in over 20 different solid, non-brain tumor types. No clinically important or significant toxicities (Grade 3 or 4) were observed.

Canine open label trial results for using our ulRFE® on companion animals’ oncology are as follows:

●	Over 300 pets treated with naturally occurring malignancies
●	PRs or CRs observed in pets with over 20 different solid tumor types
●	Response seen as early as 14 days – monotherapy
●	No clinically important or significant toxicities (Grade 3 or 4) were observed

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Bio-Agriculture

Experiments in the agricultural/botanical sector were done in collaboration with the Donald Danforth Plant Sciences Center, assessing the gene-regulating ability of a plant growth hormone (agrin), the effects of a recorded signal of agrin and the outcomes of a siRNA against a highly conserved chlorophyl gene. A gene ontology screen, comparing physically treated plant and untreated plant to ulRFE-treated plants, demonstrated that the overlap in gene expression and gene suppression reached a statistically significant level (P < 0.0001) in overlap for both the agrin signal and the siRNA signal directed against a chlorophyl plant gene (data on file).

Wellness Wearables

Initial rodent studies conducted at Crown Bio, an independent contract research organization (CRO) for Hapbee, demonstrated behavioral changes in mice that were exposed to oscillating magnetic fields derived from chemistries intended to either stimulate or suppress moods and sensations (e.g., caffeine, nicotine, melatonin, CBD, THC and alcohol). Under controlled and blinded conditions, independent evaluators noted the mice reacting to the specific ulRFE in a manner consistent with reactions expected from using the compound from which the ulRFE was derived (Figure 4).

These ulRFE signals are now part of the Hapbee catalog of products that are in the non- medical, commercial market space (Hapbee.com), which launched its first product to customers in late 2020.

Marketing

The Company’s platform technology provides us with multiple marketing opportunities. We can ascertain the market-readiness of any particular molecular signal within six to twelve months following molecule identification, all at a relatively low cost. These advantages make a technology licensing model possible for us and attractive to prospective licensees. The licensee is able to receive an early readout of a drug-candidate’s effectiveness by using our signal of the drug in pre-clinical models. Moreover, the licensee can use a drug signal to determine at the pre-clinical stage whether additional investment in pre-clinical and clinical trials is warranted.

Under this model, EMulate would develop a molecular signal, often at the request of a drug company, evaluate the signal preliminarily for safety and effectiveness, usually in animal models, then license the drug to the interested drug company. The prospective licensee would pay the Company for such evaluation, and licenses would produce revenues for EMulate in the form of up-front fees, milestone fees, and continuing royalties.

EMulate’s strategy for marketing treatments for rare indications is different. DMG/DIPG, for which we are currently seeking FDA authorization for treatment, is such a rare disease indication – about 150 to 300 new cases are diagnosed per year in the U.S. Rare disease indications are often underserved or not served at all by the medical industry because the cost for developing treatments, as compared with the revenues that could be earned from relatively few cases, is viewed as prohibitive. EMulate’s low costs to develop ulRFE signal treatments avoid such a financial result. EMulate’s business plans would include marketing ulRFE treatments for rare diseases by ourselves to doctors and patients in the United States; the relatively small sales and marketing force needed to do so makes this a viable option. Outside the United States, we would contract for the distribution of therapeutic signal products with a company or agency in the non-U.S. jurisdiction, which would be more familiar and capable of efficiently complying with local regulation. We have used this model as a basis for entering into an agreement with Sayre in India for the distribution of devices to treat GBM and DMG/DIPG.

Customers

We do not have any customers that provide 10% or more of consolidated revenues.

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Licensing Strategies

Regional Strategic Partners

We have third-party validation from regional strategic partners for treatment of brain cancer. Teijin Pharma, a large Japanese pharmaceutical company, has licensed from EMulate the rights to use our ulRFE technology for treating GBM patients in the territory of Japan. Sayre Therapeutics Pvt Ltd (Sayre Pharma), an Indian company, has received distribution rights from EMulate for using our ulRFE technology for treating GBM patients and DMG patients in the 29 States and Union Territories of India.

Vertical Market Subsidiaries

Our affiliates and subsidiaries, Mensana, Indolor, and Cellsana, together with our licensee, Hapbee, provide us with investors, strategics targeted investment, and partnering opportunities.

Our Opportunity

Multiple studies in a variety of systems confirm that magnetic fields can alter biological function. Therapeutically useful devices are or have been used presently in clinical practice, both in human and veterinary medicine. Treatment for bone growth, wound healing, arthritis pain and depression are among the clinical uses. Research aims to understand better how these magnetic fields produce their effects to further enable new and exciting therapeutic options for many diseases.

In multiple pre-clinical animal and agriculture models and in-human clinical studies, EMulate Therapeutics has observed that specific ulRFE demonstrates a measurable, objective and specific biological change. The magnetic fields generated by the EMulate ulRFE point to the flexibility and specificity of the technology. Feasibility (phase I/II) clinical trials in GBM and a compassionate use clinical trial in DMG have shown excellent safety and preliminary and encouraging effectiveness in overall survival. Pre-clinical in vitro assays have demonstrated the ability to selectively reduce mRNA and protein expression in cell-culture for EGFR and in immuno- oncology targets. ulRFE derived from known pain inhibiting compounds have resulted in measurable reduction in pain scales in validated and objective pain models. Encouraging pre-clinical results in mental health models suggest that specific ulRFE may be able to help treat patients suffering from anxiety, depression, PTSD and other mental health conditions.

EMulate’s technology has a broad range of applications in multiple areas of human and animal health conditions and may offer significant benefits over current treatments for many patients.

Oncology Opportunity

We have comprehensive, integrated pre-clinical and clinical proof of concept (PoC), including the paclitaxel signal, which is active in human GBM, DMG and 20+ canine tumor types, and additional targets with published activity: Epidermal Growth Factor Receptor (EGFR) pre-clinical; immuno-oncology (CTLA4 + PD-1 protein targets); GBM – pre-clinical and Phase I data published.

In addition, our strategic partners have validated the opportunity. Teijin Pharma has licensed rights to commercialize GBM in Japan and Sayre Pharma has distribution rights for GBM and DMG treatments in India.

Our oncology strategy includes the following:

●	Submitting NAT-101 & NAT-109 study results for peer reviewed publication (rGBM & nGBM).
●	The pivotal trial for DMG is in development for initiation in H2 2022. It will take approximately six to nine months to enroll, and approximately 12-month to follow-up. We expect to receive FDA approval in H2 2024. In the meantime, we may self-commercialize DMG therapy in North America using an alternative regulatory pathway.
●	The pivotal trial in GBM will be launched in H2, 2022/H1, 2023 (upon funding and/or partnering additional to funds raised in this Offering)
●	Pre-clinical testing of paclitaxel and other oncology signals in multiple solid tumor models to establish clinical PoC in selected solid tumors with quick read-out (six to nine months), with EGFR, Immuno-oncology targets (e.g., CTLA-4, PD-1, etc.)

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DMG Market

We estimate that DMG will provide an over $150 million annual revenue opportunity to us. DMG is a WHO grade IV tumor, which is usually diagnosed in patients under 18 years-old. It is an aggressive and lethal brain tumor in young children, adolescents and young adults, and has 1,821 annual incidence. Median survival in DMG cases is six to twelve months.

We are in discussion with Pediatric Neuro-oncology Consortium (PNOC) to conduct a clinical trial for regulatory approval. This clinical trial will be a 30 to 40 patient trial to show at least a three-month improvement in the overall survival primary endpoint (approximately nine to twelve months follow-up on trial). We anticipate initiation of the DMG pivotal trial in H2 2022, with interim data expected in H2 2023. The safety profile of ulRFE brain cancer signals is benign in both children and adults treated (approximately 150 human patients). The Company also received a strong commitment from the FDA (based on multiple Humanitarian Device Exemption (HDE) meetings and communications).

Below is a summary of results in treating DMG compassionate use patients.

Early clinical responses for DMG treatment were encouraging, compared with the median survival rate of six to nine months, and no serious adverse events were reported, with only two patients reporting mild to moderate possibly device-related adverse events, one patient reporting nausea, fatigue, and excessive sleepiness and one patient reporting vomiting.

Mental Health Market Opportunity

There is a high unmet need in the current mental health market. Mental health issues are significantly on the rise with high failure rate in ADHD, anxiety, and depression drug treatments. There are too few psychiatrists/psychotherapists to handle the increased load and the suicide rate is unacceptably high. The use of psychedelics has produced better outcomes than standard of care in ADHD, anxiety, and depression; however, therapy involves the use of controlled substances, supervision by psychiatrists increases costs, lacks composition of matter intellectual property protection for ketamine, MDMA, and psilocybin, and many patients are uncomfortable with psychedelics.

Our ulRFE® technology, on the other hand, has many benefits compared to psychedelic drugs. It has shorter duration of action than psychedelics, could be instantly “turned off” if the patient is in distress, it wears off quickly, and no controlled substances are involved. In addition, doctors can prescribe our ulRFE® technology so that psychotherapists can administer it independently without psychiatrist supervision. Strong IP protection of our ulRFE technology provides an extended window for high-margin business.

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Pain Management Market Opportunity

There are three different business models for pain relief.

1.	Direct to consumer – no FDA approval needed, such as TENS, patches, etc.
2.	Direct to physicians, in which non-FDA regulated products are sold directly to physicians, who under their own authority re-sell to patients.
3.	FDA-approved products.

The Company, through its subsidiary Indolor, could sell non-FDA approved products directly to physicians by 2023, as Indolor already has initial safety and activity data for this business model. In addition, the Company expects to generate feasibility trial data in H2 2022, with the strategy to license to large pharma or device companies or fund Indolor via institutional investors.

Animal Health Market Opportunity

Oncology

●	300+ pet dogs treated
●	20+ different types of cancers responded – partial remissions or complete remissions

Pain relief

●	Proof of Concept in pets with “Opioid-like” signal

Anxiety

●	Hapbee device is being used by pet owners to help calm their pets

Livestock

●	Growth hormone (GH) – proof of concept in plants with agricultural growth hormone - Other areas of interest
●	Antibiotic delivery

Global Animal Health strategics have expressed interest in our technology

●	EMulate Animal Health would move proof of concept to proven business model
●	Potential investors and/or acquirers

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Global Ag-Bio companies have expressed interest in our technology

●	$80 billion to $100 billion global market with unmet needs in crops and livestock
●	Targets include proven agents for breeding/genetics, microbials, small molecules, pesticides, fungicides, and other chemicals
●	Potential investors and/or acquirers to fund vertical company and attract expertise
●	Examples: improve corn yield, fungal resistance, treat mites diminishing bee populations

Proof of concept confirmed in plant growth hormone, photosynthesis, and weed control models

●	Gene expression analysis of plant growth hormone and siRNA that were recorded, comparing magnetic field to source molecules yielded exceptional p-values (less than 0.1%)
●	The signal of glyphosate (Roundup) produced a magnetic field that stunted the growth of sugar pea sprouts, similar effect to the Roundup chemical

We may consider pursuing consumer-use products at some point in the future.

Government/Private Grants

In April 2022, the Company applied to the National Institutes of Health (NIH) for a grant for the “Treatment of Newly Diagnosed Children with DMG/DIPG with Ultra-Low Radio Frequency Energy.” If the application is successful, NIH would make significant funds available to the Company to pursue the completion of clinical trials and commercialization of our signal product to serve the community of DMG/DIPG pediatric cancer patients for whom no approved treatment currently exists. The Company intends to make other applications to NIH and other grant sources to assist us in our development, regulatory approval and commercialization efforts.

COVID-19 Pandemic

Starting in late 2019, a novel strain of the coronavirus, or COVID-19, began to rapidly spread around the world and every state in the United States. At this time, there continues to be significant volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results.

Most states and cities have at various times instituted quarantines, restrictions on travel, “stay at home” rules, social distancing measures and restrictions on the types of businesses that could continue to operate, as well as guidance in response to the pandemic and the need to contain it. As a result, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, including such authorities in Europe, which could result in delays of reviews and approvals. While there have been no specific notices of delay from federal or foreign government authorities, potential interruptions, delays, or changes to the operations of the FDA, or of any foreign authority with which we might interact, might impact the approval of any applications we plan and will need to file in the future.

In addition, we are dependent upon certain contract manufacturers, service providers and suppliers and their ability to reliably and efficiently fulfill our orders is critical to our business success. The COVID-19 pandemic has impacted and may continue to impact certain of our manufacturers, service providers and suppliers. As a result, we may face delays or difficulty sourcing certain products or services, which could negatively affect our business and financial results.

For a further discussion of the impact of the COVID-19 pandemic on our business, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Impact of COVID-19 Pandemic” and “Risk Factors” section.

Intellectual Property

Our intellectual property consists of patents, trademarks, and trade secrets. Our trade secrets consist of product formulas, research and development, and unpatentable know-how, all of which we seek to protect, in part, by confidentiality agreements. To protect our intellectual property, we rely on a combination of laws and regulations, as well as contractual restrictions. Federal trademark law protects our registered trademarks. We also rely on the protection of laws regarding unregistered copyrights for certain content we create and trade secret laws to protect our proprietary technology. To further protect our intellectual property, we enter into confidentiality agreements with our executive officers and directors.

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Trademarks

The Company has three registered trademarks, all of which are being used in commerce:

●	EMulate® (company name)
●	Haelo® (name of pediatric cancer treatment device)
●	ulRFE® (term for RFE spectrum of our technology and the RFE spectrum in which the technology operates)

The company has no unregistered trademarks.

Patents

The Company has ten registered United States patents and thirty-one non-U.S. patents.

COUNTRY	SERIAL NO.	FILING DATE	PATENT NO.	ISSUE DATE	TITLE	STATUS/COMMENTS
Australia	2003231978	March 28, 2003	2003231978	June 2, 2005	System and method for characterizing a sample by low-frequency spectra	Granted
Canada	2,473,142	March 28, 2003	2,473,142	April 26, 2011	System and method for characterizing a sample by low-frequency spectra	Granted
Canada	2,684,009	March 28, 2003	2,684,009	February 15, 2011	System and method for characterizing a sample by low-frequency spectra	Granted
China	03803793.9	March 28, 2003	ZL03803793.9	July 4, 2012	System and method for characterizing a sample by low-frequency spectra	Granted
India	1821/CHENP/2004	March 28, 2003	229893	February 24, 2009	System and method for characterizing a sample by low-frequency spectra	Granted
Japan	2003-580829	March 28, 2003	4425639	December 18, 2009	System and method for characterizing a sample by low-frequency spectra	Granted
US	10/923,545	August 20, 2004	7,081,747	July 25, 2006	System and method for characterizing a sample by low-frequency spectra	Granted
PCT	US03/09544	March 28, 2003			System and method for characterizing a sample by low-frequency spectra	Converted
Australia	2003230950	April 18, 2003	2003230950	February 22, 2007	System and method for sample detection based on low-frequency spectral components	Granted
Canada	2,460,794	April 18, 2003	2,460,794	February 8, 2005	System and method for sample detection based on low-frequency spectral components	Granted
US	10/805,066	March 19, 2004	6,952,652	October 4, 2005	System and method for sample detection based on low-frequency spectral components	Granted
US	11/097,632	April 1, 2005	7,412,340	August 12, 2008	System and method for sample detection based on low-frequency spectral components	Granted
US	10/112,927	March 29, 2002	6,724,188	April 20, 2004	Apparatus and method for measurement of molecular electromagnetic signals	Granted
Australia	2004280998	October 8, 2004	2004280998	July 24, 2008	System and method for characterizing a sample by low-frequency spectra	Granted
Canada	2,538,988	October 8, 2004	2,538,988	February 15, 2011	System and method for characterizing a sample by low-frequency spectra	Granted
China	200480029490.2	October 8, 2004	ZL200480029490.2	May 5, 2010	System and method for characterizing a sample by low-frequency spectra	Granted
India	1592/CHENP/2006	October 8, 2004	237823	January 8, 2010	System and method for characterizing a sample by low-frequency spectra	Granted
Japan	2006-534425	October 8, 2004	4425922	December 18, 2009	System and method for characterizing a sample by low-frequency spectra	Granted
US	10/683,875	October 9, 2003	6,995,558	February 7, 2006	System and method for characterizing a sample by low-frequency spectra	Granted
Australia	2011201847	July 27, 2005	2011201847	January 9, 2014	System and method for producing chemical or biochemical signals	Granted
Canada	2,574,616	July 27, 2005	2,574,616	April 30, 2019	System and method for producing chemical or biochemical signals	Granted
China	200580025199.2	July 27, 2005	ZL200580025199.2	May 16, 2012	System and method for producing chemical or biochemical signals	Granted

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COUNTRY	SERIAL NO.	FILING DATE	PATENT NO.	ISSUE DATE	TITLE	STATUS/COMMENTS
Japan	2007523775	July 27, 2005	5624708	Oct. 3, 2014	System and method for producing chemical or biochemical signals	Granted
US	60/593,006	July 30, 2004			System and method for producing chemical or biochemical signals	Converted
US	60/674,083	April 21, 2005			System and method for producing chemical or biochemical signals	Converted
Australia	2005269345	July 27, 2005	2005269345	December 9, 2010	System and method for collecting, storing, processing, transmitting and presenting very low amplitude signals	Granted
Brazil	PI0512678-9	July 27, 2005	1943	April 1, 2008	System and method for collecting, storing, processing, transmitting and presenting very low amplitude signals	Granted
Canada	2,573,350	July 27, 2005	2,573,350	May 13, 2014	System and method for collecting, storing, processing, transmitting and presenting very low amplitude signals	Granted
India	808/CHENP/2007	July 27, 2005	252124	April 27, 2012	System and method for collecting, storing, processing, transmitting and presenting very low amplitude signals	Granted
Japan	2007-523767	July 27, 2005	4726900	April 22, 2011	System and method for collecting, storing, processing, transmitting and presenting very low amplitude signals	Granted
US	13/555,025	July 20, 2012	9,417,257	Aug. 16. 2016	System and method for collecting, storing, processing, transmitting and presenting very low amplitude signals	Granted
US	11/825,249	July 3, 2007	7,575,934	August 18, 2009	Oriented magnetic particle-fluorescence detectable moiety compositions and methods of making and using the same	Granted
Australia	2013290020	July 11, 2013	2013290020	August 3, 2017	Miniaturized molecular interrogation and data system	Granted
China	201380047342.2	March 11, 2015	ZL201380047342.2	March 23, 2018	Miniaturized molecular interrogation and data system	Granted
Australia	2014233227	March 15, 2014	2014233227	May 16, 2019	Controller and flexible coils for administering therapy, such as for cancer therapy	Granted
Australia	2019203023	March 15, 2014	2019203023	March 4, 2021	Controller and flexible coils for administering therapy, such as for cancer therapy	Granted
Canada	2,905,150	March 15, 2014	2,905,150	December 17, 2019	Controller and flexible coils for administering therapy, such as for cancer therapy	Granted
China	201480015755.7	March 15, 2014	ZL201480015755.7	March 30, 2018	Controller and flexible coils for administering therapy, such as for cancer therapy	Granted
China	201810153289.9	March 15, 2014	ZL201810153289.9	November 26, 2021	Controller and flexible coils for administering therapy, such as for cancer therapy	Granted
HK	16102741.0	March 9, 2016	HK1214786	July 12, 2019	Controller and flexible coils for administering therapy, such as for cancer therapy	Granted
HK	19101233.4	March 15, 2014			Controller and flexible coils for administering therapy, such as for cancer therapy	Pending
India	9289/DELNP/2015	March 15, 2014			Controller and flexible coils for administering therapy, such as for cancer therapy	Pending

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COUNTRY	SERIAL NO.	FILING DATE	PATENT NO.	ISSUE DATE	TITLE	STATUS/COMMENTS
Japan	2016-503310	September 14, 2015	JP6654132	February 26, 2020	Controller and flexible coils for administering therapy, such as for cancer therapy	Granted
US	14/774,688	September 10, 2015	10,046,172	August 14, 2018	Controller and flexible coils for administering therapy, such as for cancer therapy	Granted
US	16/032,024	July 10, 2018	11,103,721	August 31, 2021	Controller and flexible coils for administering therapy, such as for cancer therapy	Granted
US	17/459,563	August 27, 2021			Controller and flexible coils for inducing an effect of a chemical or biochemical agent to a mammalian subject	Pending
AU	2018346161	October 3, 2018			Methods for treating glioblastoma or recurrent glioblastoma utilizing a wireless signal alone or in combination with one or more cancer drugs, and associated systems, apparatuses, and devices	Pending
CA	3,078,503	October 3, 2018			Methods for treating glioblastoma or recurrent glioblastoma utilizing a wireless signal alone or in combination with one or more cancer drugs, and associated systems, apparatuses, and devices	Pending
CN	201880078693.2	October 3, 2018			Methods for treating glioblastoma or recurrent glioblastoma utilizing a wireless signal alone or in combination with one or more cancer drugs, and associated systems, apparatuses, and devices	Pending
EP	18934524.2	October 3, 2018			Methods for treating glioblastoma or recurrent glioblastoma utilizing a wireless signal alone or in combination with one or more cancer drugs, and associated systems, apparatuses, and devices	Pending
JP	2020-540684	October 3, 2018			Methods for treating glioblastoma or recurrent glioblastoma utilizing a wireless signal alone or in combination with one or more cancer drugs, and associated systems, apparatuses, and devices	Pending
US	29/740,047	June 30, 2020	D944,999 S	March 1, 2022	Therapeutic energy emission headband design	Granted
US	62/294,054	December 27, 2021			Non-intrusive delivery mechanism for producing physiological effects in living organisms	Pending

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Trade Secrets

There are company trade secrets in connection with the method in which molecular signals are measured, recorded and optimized.

Licensing Agreements

Please see “Business - Hapbee’s Revenue Potential for EMulate.”

Sayre Distribution Agreement

On October 10, 2019, we entered into a distribution agreement (the “Distribution Agreement”) with Sayre for Sayre to act as exclusive licensee for our Company and supply our systems for treating adult and pediatric brain cancers (collectively, “EMulate’s Products”) in the treatment fields diffuse midline glioma including DIPG in patients less than 22 years of age and GBM in adults (collectively, the “Field”) in India. Sayre will be responsible for permits and ancillary approvals required for Sayre to import, resell and distribute EMulate’s Products and for obtaining and maintaining regulatory approval of EMulate’s Products at its own expense, including any government fees and approvals of labelling and packaging of EMulate’s Products.

Pursuant to the Distribution Agreement, Sayre agreed to pay us an upfront payment in the amount of $50,000 upon signing the definitive agreement, in addition to the initial transfer price of EMulate’s Products of $5,000 per treatment (non-investigational) unit for the first 10 twelve-month-treatment units, and milestone payments as follows: (i) payment on CE Mark approval of the device for GBM, in the amount of $50,000, (ii) payment on US FDA approval of the device for GBM, in the amount of $25,000.

The term of the Distribution Agreement is 6 years from the date of receipt of fulfilment of Sayre’s first order under the named patient program (supply of medical device that is not the subject of marketing authorization issued by the relevant regulatory authority in the individual country where a bona fide unsolicited order for use of medical device has originated from a healthcare professional or from another individual as permitted by the regulatory authority in the country where the medical device is intended to be used). The Distribution Agreement could be renewed upon mutual consent of the parties. Neither party may terminate the Distribution Agreement without assigning any cause and the Distribution Agreement may be terminated for an uncured material breach or in the event Sayre fails to diligently pursue and accomplish the importation, sale, distribution and supply of EMulate’s Products.

Teijin License Agreement

On April 1, 2017, we entered into an agreement (the “License Agreement”) with Teijin granting Teijin an exclusive, royalty-bearing license under the Company’s patents and know-how to develop, use, sell, offer for sale, lease, rent, import, and otherwise commercialize the Company’s ulRFE system for treating GBM in the territory of Japan.

Pursuant to the License Agreement, the Company received an up-front payment of $3 million and will be paid additional amounts upon the achievement of certain milestones including reimbursement fee determination, receipt of U.S. regulatory approval to commercialize, achievement of certain product sales milestones. In addition, following reimbursement approval the Company will receive royalties based on gross sales receipts.

The term of the License Agreement will expire ten years after receipt of reimbursement approval, though it is expressly intended that the parties will commence negotiations on the ninth anniversary of receipt of reimbursement approval to extend the term so the license. Each party has the right to terminate the License Agreement for an uncured material breach.

Other Intellectual Property

The company has made no invention disclosures or prepared unfiled patent applications.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares held by non-affiliates equals or exceeds $250 million as of the prior June 30th, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our shares held by non-affiliates equals or exceeds $700 million as of the prior June 30th. Such reduced disclosure and corporate governance obligations may make it more challenging for investors to analyze our results of operations and financial prospects.

For additional information, see “Risk Factors- We are a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies” and “As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company for up to five years or until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (2) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur on the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period, or (3) if the market value of our common stock held by non-affiliates exceeds seven hundred million dollars ($700,000,000) as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, we may:

●	present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations in this prospectus;

●	avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley;

●	provide reduced disclosure about our executive compensation arrangements; and

●	not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

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In addition, under the JOBS Act, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result we will adopt new or revised accounting standards on relevant dates on which adoption of such standards is required for other public companies.

Government Regulation

Our products and our operations are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, and other federal, state, and local authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations.

United States Regulation

The FDA regulates, among other things, the development, design, non-clinical and clinical testing, manufacturing, safety, effectiveness, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export and post-marketing surveillance of medical devices in the United States to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each new or significantly modified medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Both the 510(k) clearance and PMA processes can be resource intensive, expensive, and lengthy.

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general controls for medical devices, which include compliance with the applicable portions of FDA’s current good manufacturing practices for devices, as reflected in the Quality System Regulation, or QSR, establishment registration and device listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I devices are exempt from the premarket notification requirements.

Class II devices are subject to the FDA’s general controls, and any other special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, special labeling requirements, post-market surveillance, patient registries and FDA guidance documents.

Most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance.

Class III devices include devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, requiring approval of a PMA. Due to the level of risk associated with Class III devices, the FDA’s general controls and special controls alone are insufficient to assure their safety and effectiveness. Devices placed in Class III general require the submission of a PMA application demonstrating the safety and effectiveness of the device, which must be approved by the FDA prior to marketing, or the receipt of a 510(k) de novo classification, which provides for the reclassification of the device in Class I or II. The PMA approval process is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

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If a new medical device does not qualify for the 510(k) premarket notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification process. This process allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk and requires PMA or that general controls would be inadequate to control the risks and special controls cannot be developed.

Obtaining FDA marketing authorization, de novo down-classification, or approval for medical devices is expensive and uncertain, and may take several years, and generally requires significant scientific and clinical data.

Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.

Investigational Device Process

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval or to determine safety and effectiveness of a device for an investigational use must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria.

If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

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Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including the following:

●	The FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

●	Patients do not enroll in clinical trials at the rate expected;

●	Patients do not comply with trial protocols;

●	Patient follow-up is not at the rate expected;

●	Patients experience serious adverse events;

●	Patients die during a clinical trial, even though their death may not be related to the products that are part of the trial;

●	Device malfunctions occur with unexpected frequency or potential adverse consequences;

●	Side effects or device malfunctions of similar products already in the market that change the FDA’s view toward approval of new or similar PMAs or result in the imposition of new requirements or testing;

●	Institutional review boards and third-party clinical investigators may delay or reject the trial protocol;

●	Third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, investigator agreement, investigational plan, good clinical practices, the IDE regulations, or other FDA or IRB requirements;

●	Third-party investigators are disqualified by the FDA;

●	We or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans, or otherwise fail to comply with the IDE regulations governing responsibilities, records, and reports of sponsors of clinical investigations;

●	Third-party clinical investigators have significant financial interests related to us or our study such that the FDA deems the study results unreliable, or the company or investigators fail to disclose such interests;

●	Regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

●	Changes in government regulations or administrative actions;

●	The interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; or

●	The FDA concludes that our trial design is unreliable or inadequate to demonstrate safety and effectiveness.

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510(k) Clearance Process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent,” as defined in the FDCA, to a legally marketed predicate device.

A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. A device is considered to be substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics; or (ii) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise different questions of safety or effectiveness than the predicate device.

Before the FDA will accept a 510(k) premarket notification for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission lacks necessary information for substantive review, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information before the FDA will proceed with additional review of the submission. If a 510(k) submission is accepted for substantive review, the Medical Device User Fee Amendments sets a performance goal of 90 days for FDA review of a 510(k) submission, but the review time can be delayed if FDA raises questions or requests additional information during the review process. As a practical matter, clearance often takes longer, and clearance is never assured. Thus, as a practical matter, clearance often takes longer than 90 days. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is substantially equivalent to a predicate device, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous requirements of the PMA approval process, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for certain novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

Medical devices can only be marketed for the indications for use for which they are cleared or approved. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo reclassification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request or a PMA in the first instance, but the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained or a de novo request is granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

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Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than ten years old. These proposals have not yet been finalized or adopted, although the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as recommended testing methods, where feasible.

PMA Approval Process

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective for its intended use, and the PMA must be supported by extensive data, including data from pre-clinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If FDA accepts the application for substantive review, it has 180 days under the FDCA to complete its review of a filed PMA application, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA application, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA may or may not accept the panel’s recommendation. Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as conduct inspections of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to, among other things, ensure compliance with the QSR. PMA applications are also subject to the payment of user fees, which for fiscal year 2021 includes a standard application fee of $365,657.

●	Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

●	The device may not be shown safe or effective to the FDA’s satisfaction;

●	The data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;

●	The manufacturing process or facilities may not meet applicable requirements; and

●	Changes in FDA approval policies or adoption of new regulations may require additional data.

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If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and effectiveness data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

Certain changes to an approved medical device, such as changes in manufacturing facilities, methods, quality control procedures, sterilization (if applicable), packaging, expiration date, labeling, device specifications, materials, or design of a device, or other changes which affect the safety or effectiveness of the device that has been approved through the PMA process require submission of a new PMA or PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original, approved PMA and may not require as extensive clinical data or the convening of an advisory panel, depending on the nature of the proposed change. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness.

Ongoing Regulation by the FDA

Even after the FDA permits a device to be marketed, numerous and pervasive regulatory requirements continue to apply. These include:

●	Establishment registration and device listing with the FDA;

●	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, supplier/contractor selection, compliant handling, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

●	Labeling regulations, advertising and promotion requirements, restrictions on sale, distribution or sale of a device, each including the FDA prohibition against the promotion of products for any uses other than those authorized by the FDA, which are commonly known as “off-label” uses;

●	The Medical Device Reporting, or MDR, regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

●	Medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

●	Recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

●	An order of repair, replacement, or refund;

●	Device tracking requirements; and

●	Post-market study and surveillance requirements.

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After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) or possibly a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination not to seek a new 510(k) clearance, the FDA may retroactively require it to seek 510(k) clearance or possibly a PMA. The FDA could also require the manufacturer to cease marketing and distribution and/or recall the modified device until 510(k) clearance or a PMA is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines and penalties.

Some changes to an approved PMA device, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new PMA application or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA application, except that the supplement is generally limited to that information needed to support the proposed change from the device covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMA applications.

FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, some states also require medical device manufacturers and/or distributors doing business within the state to register with the state or apply for a state license, which could subject our facility to state inspection as well as FDA inspection on a routine basis for compliance with the QSR and any applicable state requirements. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	Warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
●	Recalls, withdrawals, or administrative detention or seizure of our products;
●	Operating restrictions or partial suspension or total shutdown of production;
●	Refusing or delays in processing, clearing, or approving submissions or applications for new products or modifications to existing products;
●	Suspension or withdrawal of 510(k) clearances or PMA approvals that have already been granted;
●	FDA refusal to issue certification to foreign governments needed to export our products for sale in other countries; or
●	Criminal prosecution.

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Our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Failure to comply with the applicable United States medical device regulatory requirements could result in, among other things, warning letters, untitled letters, fines, injunctions, consent decrees, civil penalties, unanticipated expenditures, repairs, replacements, refunds, recalls or seizures of products, operating restrictions, total or partial suspension of production, the FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product clearances or approvals and criminal prosecution.

Regulation of Medical Devices in the European Union

The European Union, or EU, has adopted specific directives regulating the design, manufacture, clinical investigations, conformity assessment, labeling and adverse event reporting for medical devices. EU directives must be implemented into the national laws of the EU member states and national laws may vary from one member state to another.

In the EU, there is currently no premarket government review of medical devices. However, the EU requires that all medical devices placed on the market in the EU must meet the relevant essential requirements laid down in the Council Directive 93/42/EEC, or the Medical Devices Directive, and the Council Directive 90/385/EEC, or the Active Implantable Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product, and post-market experience in respect of similar products already marketed. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a Notified Body. Notified Bodies are independent organizations designated by EU countries to assess the conformity of devices before being placed on the market. A Notified Body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system (which must, in particular, comply with ISO 13485:2016 related to Medical Devices Quality Management Systems). If satisfied that the relevant product conforms to the relevant essential requirements, the Notified Body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU.

Notified Body certificates of conformity are valid for a fixed duration (which shall not exceed five years). Throughout the term of the certificate, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the Notified Body before it will renew the relevant certificate(s).

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As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system. Under this system, incidents must be reported to the relevant authorities of the EU member states, and manufacturers are required to take Field Safety Corrective Actions, or FSCAs, to reduce a risk of death or serious deterioration in the state of health associated with the use of a medical device that is already placed on the market. An incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient or user or of other persons or to a serious deterioration in their state of health. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices.

The advertising and promotion of medical devices is subject to some general principles set forth by EU directives. According to the Medical Devices Directive, only devices that are CE-marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at national level. EU member states laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à -vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities. In addition, many EU member states have adopted national “Sunshine Acts” which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs.

On May 25, 2017, Regulation 2017/745, or the EU Medical Devices Regulation, entered into force, which repeals and replaces the Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EU member states, regulations are directly applicable, without the need for adoption of EU member state laws implementing them, in all EU member states and are intended to eliminate current differences in the regulation of medical devices among EU member states. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EU for medical devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation was originally intended to become applicable three years after publication, but in April 2020 the transition period was extended by the European Parliament and the Council of the EU by an additional year – until May 26, 2021. Devices lawfully placed on the market pursuant to the Medical Devices Directive and the Active Implantable Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service until May 26, 2025. Once applicable, the new regulations will among other things:

●	Strengthen the rules on placing devices on the market and reinforce surveillance once they are available;
●	Establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
●	Improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
●	Set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the European Union, or EU; and
●	Strengthen the rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

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The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet EU requirements.

The EU-UK Trade and Cooperation Agreement, or TCA, came into effect on January 1, 2021. The TCA does not specifically refer to medical devices. However, as a result of Brexit, the Medical Devices Regulation will not be implemented in the UK, and previous legislation that mirrored the Medical Devices Regulation in the UK law has been revoked. The regulatory regime for medical devices in the UK will continue to be based on the requirements derived from current EU legislation, and the UK may choose to retain regulatory flexibility or align with the Medical Devices Regulation going forward. CE markings will continue to be recognized in the UK, and certificates issued by EU recognized Notified Bodies will be valid in the UK, until June 30, 2023. For medical devices placed on the UK market after this period, the UK Conformity Assessment, or UKCA, marking will be mandatory. In contrast, UKCA marking and certificates issued by UK Notified Bodies will not be recognized on the EU market. The TCA does provide for cooperation and exchange of information in the area of product safety and compliance, including market surveillance, enforcement activities and measures, standardization related activities, exchanges of officials, and coordinated product recalls (or other similar actions). For medical devices that are locally manufactured but use components from other countries, the “rules of origin” criteria will need to be reviewed. Depending on which countries products will ultimately be sold in, manufacturers may start seeking alternative sources for components if this would allow them to benefit from no tariffs. The rules for placing medical devices on the Northern Ireland market will differ from those in the UK.

Healthcare Fraud and Abuse Laws

In the United States, we are subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, transparency and other healthcare fraud and abuse laws.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including cash, improper discounts, and free or reduced price items and services. Among other things, the U.S. federal Anti-Kickback Statute has been interpreted to apply to arrangements between medical device manufacturers on the one hand and prescribers and purchasers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. The government can exercise enforcement discretion in taking action against unprotected activities. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws, which establish similar prohibitions, and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers and self-pay patients.

The federal false claims, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

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The federal Health Insurance Portability and Accountability Act of 1996 created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to additional healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives.

Violations of fraud and abuse laws, including federal and state anti-kickback and false claims laws, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Coverage and Reimbursement

In the United States, our currently cleared products are not separately reimbursed by any third-party payors and if covered, are paid for as part of the procedure in which the product is used. Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. Our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for the procedures in which our products are used. Failure by physicians, hospitals, ambulatory surgery centers and other users of our products to obtain coverage and adequate reimbursement from third-party payors for procedures in which our products are used, or adverse changes in government and private third-party payors’ coverage and reimbursement policies, may adversely impact demand for our products.

Based on our experience to date, third-party payors generally reimburse for the procedures in which our products are used only if the patient meets the established medical necessity criteria for surgery. Some payors are moving toward a managed care system and control their healthcare costs by establishing coverage policies that categorically restrict coverage of certain procedures, or by limiting authorization for procedures, including elective procedures using our devices. No uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor. Third-party payors are increasingly auditing and challenging the prices charged for medical products and services with concern for upcoding, miscoding, using inappropriate modifiers, or billing for inappropriate care settings. Some third-party payors must approve coverage for new or innovative devices or procedures before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for our product unless reimbursement approval can be obtained and/or maintained from governmental and private third-party payors.

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In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products.

We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services. Third-party payors are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, and exploration of more cost-effective methods of delivering healthcare. In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. In the European Union, member states are facing increased pressure to limit public healthcare spending. There can be no assurance that procedures using our products will be covered for a specific indication, that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. More and more, local, product specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirement.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

The implementation of the Affordable Care Act, or ACA, in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA, among other things, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Since its enactment, there have been judicial, executive and political challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. It is unclear how healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the law or our business.

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In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models, such as accountable care organizations.

We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Data Privacy and Security Laws

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA, and federal and state consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. In addition, certain state and non-U.S. laws, such as the CCPA, the CPRA and the GDPR, govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

In Europe, the GDPR went into effect on May 25, 2018 and introduces strict requirements for processing the personal data of European Union data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the preceding financial year of the noncompliant company, whichever is greater.

Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union.

Further, from January 1, 2021, companies have to comply with the GDPR and also the United Kingdom General Data Protection Regulation, or the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is also unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. Currently there is a four- to six-month grace period agreed in the EU and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest, while the parties discuss an adequacy decision. The European Commission published a draft adequacy decision on February 19, 2021. If adopted, the decision will enable data transfers from EU member states to the United Kingdom for a four-year period, subject to subsequent extensions.

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Environmental Matters

Based on our current operations, environmental protection requirements do not have a significant financial and operational effect on the capital expenditures, earnings and competitive position of our Company in the current financial year and are not expected to have a significant effect in the reasonably foreseeable future.

Employees

As of April 1, 2022, we have seven full-time employees.

Facilities

Our corporate headquarters are located in Bellevue, WA, where we lease 5,643 rentable square feet of office space pursuant to a sublease agreement with Wicresoft North America Company Limited. The sublease term commenced February 1, 2022, and is scheduled to end December 31, 2024. Rent is payable monthly in advance at an annual base rate of $33/rentable square foot, with $1 annual increases thereafter, together with our proportionate share of operating costs. We delivered a security deposit at the beginning of the sublease equal to $49,367, together with one month’s rent to be applied to month three following a two-month rent abatement period.

We also lease 2,457 rentable square feet of space in Kent, WA, from Davis Property & Investment, LLC, which we use for our signal recording and preparation operations and other research and development activities. The five-year term of this lease commenced April 21, 2021, and is scheduled to end on the 36-month anniversary of the commencement date. Over the term of this lease, base rent ranges from $2,880 to $3,055 per month plus our proportionate share of operating costs. We delivered a security deposit at the beginning of the lease equal to $3,055 and one-month’s rent equal to $2,880.

Legal Proceedings

From time to time, we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceedings; however, pursuant to an arbitrated settlement with two former employees and founders of the Company, we are obligated for the payment of a severance amount to these individuals. Payment of the full amount has to date been deferred pursuant to a series of agreements, and we remain current in our scheduled payment obligations under those agreements. We expect payment obligations to be deferred in part and forgiven in part as of the date of this prospectus.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

EMulate has, since its inception in 2002, invented, developed, and advanced its technology such that it will present alternative and improved methods of treatment for those suffering from serious diseases and conditions such as cancer, chronic and acute pain, and mental health maladies. Our technology is new in the medical industry. We believe the improved treatment modalities our technology provides are attractive to patients and the physicians treating them. Pharmaceutical and other entities desiring to treat underserved patient populations or improve currently available treatments for all patients will likely be interested in transacting with EMulate to make its technology available for such purposes. Our operations and expenditures have been, and will continue to be, directed to these ends.

In the therapeutic area of oncology, EMulate is pivotal trial-ready for the treatment of adult and pediatric brain cancers, and we have established a subsidiary, Cellsana Therapeutics, Inc., to provide transactional and partnering flexibility in the oncology sector. Planned-for initiatives for continuing development include pivotal trials in treating GBM and DMG/DIPG

Our ulRFE therapeutic system has potential treatment applications in a wide range of diseases other than cancer. We are conducting pre-clinical animal studies and collecting data from limited human exposures in the therapeutic areas of acute and chronic pain management and mental health and other CNS conditions. Our subsidiaries, Indolor Therapeutics, Inc. and Mensana Therapeutics, Inc., respectively, have been established to provide transactional and partnering flexibility in those sectors. Continuing development in these areas includes confirmatory pre-clinical studies and, later, clinical trials in treating acute and chronic pain and mental health conditions.

As funding and resources allow, we will also continue our investigations into the therapeutic areas of animal health and ag-bio. We have proof of concept validation in each of those areas.

As we have done with Hapbee Technologies, Inc., we will look for opportunities to commercialize our technology in the non-medical space. Hapbee Technologies is already at the commercialization/revenue stage, and we are capable of producing the same results with other companies.

With this Offering, we are seeking sufficient capital to enable us to continue the technology and business expansion already well underway.

Plan of Operations

Our planned operating expenses consist of research, development, pre-clinical studies, clinical trials and general and administrative expenses. Personnel costs are a significant component for each category of operating expenses and consist of wages, benefits and bonuses. Personnel costs also include share-based compensation. We expect personnel costs to continue to increase as we hire new employees to continue to grow our business.

Our operations, research, development, pre-clinical and clinical trial activity is focused on advancing our technology through the pivotal trial stage for multiple tumor types, for pain management treatments, and for mental health treatment. Our activity will also focus on improving the delivery systems of our devices. Research, development, pre-clinical and clinical trials costs, including direct and allocated expenses, are expensed as incurred and consist primarily of the following: personnel costs (including share-based compensation) for those employees involved in our research, development, pre-clinical studies, clinical trials, regulatory and medical affairs activities; costs to conduct research, development, pre-clinical studies and clinical trial activity through agreements with contract research organizations and other third parties; facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment and laboratory and other supplies; manufacturing expenses associated with EMulate Therapeutics’ medical device systems; and professional fees related to regulatory approvals.

General and administrative expenses consist primarily of personnel costs, professional fees and facilities costs. General and administrative personnel costs (including share-based compensation) include our executive, finance, human resources and legal functions. Our professional fees consist primarily of accounting, legal and other consulting costs. We expect that general and administrative expenses will increase in absolute dollars to support our growth. In addition, following the consummation of this Offering, we expect to incur significant additional legal and accounting costs related to compliance with SEC rules and regulations, including the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and compliance with Nasdaq rules, as well as additional insurance, investor relations and other costs associated with being a public company.

Factors Affecting our Business and Results of Operations

We believe there are several important factors that have impacted and that will continue to impact our business and results of operations. These factors include, but are limited to:

●	[●]

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Results of Operations

Comparison of Year Ended December 31, 2021 and Year Ended December 31, 2020

	Years Ended December 31,
	2021	2020
	Amount	Amount
(in thousands)
Royalty Revenue, related party	$221	$113
License Revenue, related party	20	–

Operating expenses:

Research and development	1,536	2,064

General and administrative	10,033	8,685

Total operating expenses	11,569	10,749

Loss from operations	(11,328)	(10,636)

Other income (expense):
Unrealized gain (loss) on investment	(8,089)	14,777
Other income	318	–

Other income	(2,993)	(1,521)
Total other income (expense)	(10,764)	13,256

Net income (loss)	$(22,092)	$2,620

Revenues

Royalty revenue is derived from [●]. Royalty revenue increased approximately $108 thousand, or [●]%, from $113 thousand for the year ended December 31, 2020, to $221 thousand for the year ended December 31, 2021. The increase can be explained by [●]. We believe royalty revenue will continue to increase as [●].

License revenue is derived from [●]. License revenue was approximately $20 thousand for the year ended December 31, 2021, and we had no license revenue for the year ended December 31, 2020. We expect license revenue to increase as [●].

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Costs and Expenses

Research and development costs consists of [●]. Research and development costs decreased approximately $528 thousand, or [●]%, from approximately $2.1 million for the year ended December 31, 2020, to approximately $1.5 million for the year ended December 31, 2021, mainly because of [●]. We expect research and development costs to [increase/decrease] as we grow, primarily due to [●].

Other Income (Expense)

Unrealized gain (loss) on investment relate to our minority investment in Hapbee. For the year ended December 31, 2021, we had a loss on investment of approximately $8.1 million attributable to [●]. By comparison, for the year ended December 31, 2020, we had a gain on investment of approximately $14.8 million attributable to [●]. The change is primarily due to [●].

We recorded interest expense of approximately $3.0 million for the year ended December 31, 2021, which was a difference of $1.5 million, or [●]%, from interest expense of approximately $1.5 million for the year ended December 31, 2020. The change is due to [●].

Other income consists of [●]. We recorded other income, related to the gain forgiveness of SBA PPP loan originated in 2021, of approximately $318 thousand for the year ended December 31, 2021, and we had no other income for the year ended December 31, 2020.

Liquidity and Capital Resources

Our principal liquidity requirements are for research and development, working capital and capital expenditures. We fund our liquidity requirements primarily through cash on hand, cash flows from equity funding, borrowings. licensing fees and royalty receipts. As of December 31, 2021, we had cash on hand of $345 thousand.

The following table summarizes our cash flows from operating, investing, and financing activities:

	Years Ended December 31,
	2021	2020
(in thousands)
Net cash used in operating activities	$(3,322)	$(4,018)
Net cash provided by (used in) investing activities	—	—
Net cash provided by financing activities	3,550	2,765

Net increase (decrease) in cash and restricted cash	$228	$(1,253)

Operating Activities – Cash used in operating activities primarily consisted of unrealized gain (loss) on investment, stock-based compensation and deferred compensation and post-employment benefits.

Financing Activities – Net cash provided by in financing activities primarily consisted of proceeds from the issuance of convertible notes in the aggregate principal amount of approximately $1.8 million for the year ended December 31, 2021 and approximately $2.0 million for the year ended December 31, 2020. For the year ended December 31, 2021, we also received approximately $1.7 million from the exercise of common stock purchase warrants.

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Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements.

The SEC defines critical accounting policies as those that are, in management’s view, most important to the portrayal of our financial condition and results of operations and those that require significant judgments and estimates.

The accounting principles we utilized in preparing our consolidated financial statements conform in all material respects to U.S GAAP.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that we have not yet adopted that we believe are applicable or would have a material impact on our financial statements. For more information regarding recent accounting pronouncements, refer to Note 2(n) to our audited financial statements contained elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

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MANAGEMENT

Our directors were elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will and will have qualified. The following table sets forth the name, age, and position held with respect to our present executive officers and directors.

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers:

Name	Age	Position
Chris E. Rivera	60	President, Chief Executive Officer and Chairman of the Board
Steven Pope	68	Corporate Secretary and Sr. VP, General Counsel
Bennett M. (Mike) Butters	72	Director
Andrew Daniels	65	Director
Richard Henriques	66	Director
John Kingma	63	Director
Charles E. McNerney	66	Director

Chris E. Rivera, President, Chief Executive Officer and Chairman of the Board

Chris E. Rivera, age 60, has been the CEO, President and Chairman of EMulate since the beginning of 2016. He brings more than 30 years of experience in the biotechnology industry. Chris was the Founder and CEO of Hyperion Therapeutics, which was acquired by Horizon Pharma in 2015, the Senior Vice President and head of Commercial Operations at both Tercica, where he led the cross-licensing transaction between Tercica and Ipsen, and Genzyme Therapeutics, where he built and ran Genzyme’s US renal Commercial Operations, he also helped launch Genzyme’s renal division globally. Prior to Genzyme, he helped build Cephalon and Centocor’s initial commercial infrastructures.

From 2009 to 2015, Chris was the President & CEO of the Washington Biotechnology & Biomedical Association (WBBA), where he was responsible for building the biotechnology industry in Washington state. While at the WBBA, he oversaw one of Washington’s largest and fastest growing economic industries, including mentoring more than 400 life science start-up companies, and co-founding WINGS – Washington’s Medical Technology angel network.

He has also been recognized as a state and national leader through his appointments as co-Chair for the Governor’s life science and global health advisory committee, Governor’s Higher Education Task Force, the Washington Global Health Funding Commission, and Chairman, for the national Council of State Bioscience Associations.

Chris joined the Board of Directors of CV6 Therapeutics in 2018. CV6 Therapeutics, based in Belfast, Ireland, is a drug development company focused on the discovery, development and commercialization of novel therapies for the treatment of human diseases.

Chris holds a master’s degree from the University of Oklahoma Health Sciences Center; a bachelor’s degree from Northwestern Oklahoma State University; and studied marketing and management at the Albers Graduate School of Business and Economics at Seattle University.

Steven Pope, Corporate Secretary and Senior Vice President, General Counsel

Steven Pope, age 68, has been the Senior Vice President, General Counsel and Corporate Secretary of EMulate since September 2010. He is responsible for overseeing the legal affairs of the Company, including contracts, securities, governance, intellectual property, and employment matters. Steven has over 30 years of experience advising early and late-stage companies regarding these matters. Prior to joining EMulate Therapeutics, Steven was a Partner at Perkins Coie LLP, where he spent over 20 years in private practice.

Steven received his J.D. cum laude from Seattle University School of Law where he was a member of the Law Review, his M.A. from the University of Oxford, and his B.A. summa cum laude from Gonzaga University.

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Bennett M. (Mike) Butters, Director

Bennett M. (Mike) Butters, age 72, has served as a Director of the Company since its inception in February 2002. He led the early concept and design efforts for the development of the Company’s platform technology, including production of the system for recording and optimizing the Company’s molecular signals known as our Molecular Interrogation and Data System (MIDS). Mike brings particular technological expertise to the Board’s analysis and discussions. He also continues to assist the Company in its operations, having pioneered new concepts in signal acquisition, post signal processing, and signal transduction. His career in health care in both the private and public sectors, together with his background in electronics and radio frequency design and engineering, has provided a valuable multidisciplinary framework for enabling and executing innovation within the Company.

Andrew Daniels, Director

Andrew Daniels, age 65, has served as a Director of the Company since August 2018. He is a seasoned business executive and successful entrepreneur, an active angel investor, and serves on multiple governing boards with companies in the areas of venture capital, wealth management agriculture, health care, technology innovation, commodity trading and AI-driven global hedge fund trading. He has invested in dozens of early-stage companies and recently founded Kronus Innovations, a bio-agricultural company specializing in tailored applications using the Company’s ulRFE technology to improve efficiencies in plant science, animal health and bio-fuels. He serves on the Board of Directors for Pendleton Square Trust Company in Chattanooga, Tennessee, and Capitalogix Trading in Coppell, Texas, and he serves as a regional board member for St. Jude Children’s Research Hospital.

Richard Henriques, Director

Richard Henriques, age 66, has served as a Director of the Company since late 2016. He is an experienced financial executive with an extensive background in the large-capitalization pharmaceutical, early-stage biotechnology, and nonprofit industries. He served as Chief Financial Officer of the Bill & Melinda Gates Foundation from 2010 to 2014. Prior to joining the Bill & Melinda Gates Foundation, Richard spent 27 years at Merck & Company.

John Kingma, Director

John Kingma, age 63, has served as a Director of the Company since 2003. He served as the Company’s CFO from 2003 to 2012, responsible for capital financing as well as all other CFO duties. John has more than 35 years’ experience in finance and business management and leadership and is a member of the Washington Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Charles E. McNerney, Director

Charles E. McNerney, age 66, has served as a Director of the Company since late 2016. He is a seasoned executive with over 24 years of multi-disciplined security, operations and core engineering experience at Microsoft. He has designed, implemented and led the information security organization for a multinational, Fortune 50 technology company to include Physical and Digital Protection globally. He is a respected security leader across the industry and is recognized for his ability to navigate corporate risk through innovative leadership and vision.

As the Chief Information Security Officer for Microsoft Corp and then as Chief Information Security Officer in MSN from 1995 to 2002, Charles was responsible for enterprise-wide information security, compliance and business continuity efforts. This included our Corporate Facilities in addition to creating the Security Plan for the expansion of Microsoft’s Digital Assets such as Bing, Hotmail, Xbox and Cloud Infrastructure. Charles led a global team of security professionals with a strategic focus on information protection, assessment, awareness, governance and enterprise business continuity. Charles was responsible for Piracy and Trade in addition to updating Microsoft’s CIO and Board of Directors on worldwide physical and digital risks.

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In 2019, Charles became Vice President and Chief Information Security Officer for Expedia Group in Seattle Washington responsible for Digital and Physical Security globally. This encompassed Privacy, Risk and Digital Threats to the company along with Risk and Compliance for internal and external audit.

Charles has the proven ability to build robust and successful security programs, leveraging his deep technical background and strong business acumen to align security engineering with executive vision.

Xavier A. Figueroa

David C. Matteson

Donna Morgan Murray

Our directors are elected for a term of one year and until their successors qualified, nominated, and elected.

Role of the Board

It is the paramount duty of the board to oversee our management in the competent and ethical operation of the company on a day-to-day basis and to assure that the long-term interests of the shareholders are being served. To satisfy this duty, the directors take a proactive, focused approach to their positions, and set standards to ensure that we are committed to business success through maintenance of ambitious standards of responsibility and ethics.

Director Terms; Qualifications

Members of our board of directors serve until the next annual meeting of stockholders, or until their successors have been duly elected.

When considering whether directors and nominees have the experience, qualifications, attributes and skills to enable the board of directors to satisfy its oversight responsibilities effectively in light of the Company’s business and structure, the board of directors focuses primarily on the industry and transactional experience, and other background, in addition to any unique skills or attributes associated with a director.

Director or Officer Involvement in Certain Legal Proceedings

There are no material proceedings to which any director or officer, or any associate of any such director or officer, is a party that is adverse to our Company or any of our subsidiaries or has a material interest adverse to our Company or any of our subsidiaries. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years. No director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

Directors and Officers Liability Insurance

The Company has and plans on maintaining directors’ and officers’ liability insurance insuring its directors and officers against liability for acts or omissions in their capacities as directors or officers, subject to certain exclusions. Such insurance may also insure the Company against losses, which it may incur in indemnifying its officers and directors. In addition, officers and directors also have indemnification rights under applicable laws, and the Company’s Articles of Incorporation and Bylaws.

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Director Independence

The listing rules of Nasdaq require that independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a material relationship with it that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, the board of directors has determined that three are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of the Company’s capital stock by each non-employee director, and any transactions involving them described in the section captioned “— Certain relationships and related transactions and director independence.”

Board Committees

As of the closing of the offering, our Board will have established the following three standing committees: audit committee; compensation committee; and nominating and governance committee, or nominating committee. Each of our independent directors, Richard Henriques, Charles McNerney and Andrew Daniels, will serve on each committee. Our Board will adopt written charters for each of these committees. Upon completion of this Offering, copies of the charters will be available on our website. Our Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The Audit Committee, among other things, will be responsible for:

●	appointing; approving the compensation of; overseeing the work of; and assessing the independence, qualifications, and performance of the independent auditor;

●	reviewing the internal audit function, including its independence, plans, and budget;

●	approving, in advance, audit and any permissible non-audit services performed by our independent auditor;

●	reviewing our internal controls with the independent auditor, the internal auditor, and management;

●	reviewing the adequacy of our accounting and financial controls as reported by the independent auditor, the internal auditor, and management;

●	overseeing our financial compliance system; and

●	overseeing our major risk exposures regarding the Company’s accounting and financial reporting policies, the activities of our internal audit function, and information technology.

The board of directors has affirmatively determined that each member of the Audit Committee meets the additional independence criteria applicable to audit committee members under SEC rules and Nasdaq listing rules. Effective upon the completion of this Offering the board of directors will adopt a written charter setting forth the authority and responsibilities of the Audit Committee. The Board has affirmatively determined that each member of the Audit Committee is financially literate, and that [●] meets the qualifications of an Audit Committee financial expert.

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The Audit Committee will consist of Richard Henriques, Charles McNerney, and Andrew Daniels. Richard Henriques will chair the Audit Committee. We believe that, after consummation of this Offering, the functioning of the Audit Committee will comply with the applicable requirements of the rules and regulations of the Nasdaq listing rules and the SEC.

Compensation Committee

The Compensation Committee will be responsible for:

●	reviewing and making recommendations to the Board with respect to the compensation of our officers and directors, including the CEO;

●	overseeing and administering the Company’s executive compensation plans, including equity-based awards;

●	negotiating and overseeing employment agreements with officers and directors; and

●	overseeing how the Company’s compensation policies and practices may affect the Company’s risk management practices and/or risk-taking incentives.

Effective upon the completion of this Offering, the board of directors will adopt a written charter setting forth the authority and responsibilities of the Compensation Committee.

The Compensation Committee will consist of [●]. [●] will serve as chairman of the Compensation Committee. The board of directors has affirmatively determined that each member of the Compensation Committee meets the independence criteria applicable to compensation committee members under SEC rules and Nasdaq listing rules. The Company believes that, after the consummation of the offering, the composition of the Compensation Committee will meet the requirements for independence under, and the functioning of such Compensation Committee will comply with, any applicable requirements of the rules and regulations of Nasdaq listing rules and the SEC.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, among other things, will be responsible for:

●	reviewing and assessing the development of the executive officers and considering and making recommendations to the Board regarding promotion and succession issues;

●	evaluating and reporting to the Board on the performance and effectiveness of the directors, committees and the Board as a whole;

●	working with the Board to determine the appropriate and desirable mix of characteristics, skills, expertise and experience, including diversity considerations, for the full Board and each committee;

●	annually presenting to the Board a list of individuals recommended to be nominated for election to the Board;

●	reviewing, evaluating, and recommending changes to the Company’s Corporate Governance Principles and Committee Charters;

●	recommending to the Board individuals to be elected to fill vacancies and newly created directorships;

●	overseeing the Company’s compliance program, including the Code of Conduct; and

●	overseeing and evaluating how the Company’s corporate governance and legal and regulatory compliance policies and practices, including leadership, structure, and succession planning, that may affect the Company’s major risk exposures.

Effective upon completion of this Offering., the board of directors will adopt a written charter setting forth the authority and responsibilities of the Corporate Governance/Nominating Committee.

The Nominating and Corporate Governance Committees will consist of Richard Henriques, Charles McNerney and Andrew Daniels. Richard Henriques will serve as chairperson. The Company’s board of directors has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the independent director guidelines of Nasdaq listing rules.

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Compensation Committee Interlocks and Insider Participation

None of the Company’s executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of the Company’s board of directors or its compensation committee. None of the members of the Company’s compensation committee is, or has ever been, an officer or employee of the Company.

Code of Business Conduct and Ethics

Prior to the completion of this Offering, the Company’s Board of Directors will adopt a code of business conduct and ethics applicable to its employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of Nasdaq. The code of business conduct and ethics will be publicly available on the Company’s website. Any substantive amendments or waivers of the code of business conduct and ethics or code of ethics for senior financial officers may be made only by the Company’s board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Corporate Governance Guidelines

Prior to the completion of this Offering, the Company’s board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of Nasdaq.

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EXECUTIVE AND DIRECTOR COMPENSATION

Executive Officers’ Compensation

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation earned by or paid to our Chief Executive Officer and to other persons who served as executive officers as, at, or during the fiscal year ended December 31, 2021, or who earned compensation exceeding $100,000 during fiscal year 2021 (the “Named Executive Officers”), for services as executive officers for the last two fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Options Awards ($)	All Other Compensation ($)	Total ($)
Chris E. Rivera	2021	[●]	[●]	[●]	[●]	[●]	[●]
Chief Executive Officer	2020	[●]	[●]	[●]	[●]	[●]	[●]

Steven Pope	2021	[●]	[●]	[●]	[●]	[●]	[●]
Corporate Secretary and General Counsel	2020	[●]	[●]	[●]	[●]	[●]	[●]

[●]	2021	[●]	[●]	[●]	[●]	[●]	[●]
	2020	[●]	[●]	[●]	[●]	[●]	[●]

(1)	[●]

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards held by the Named Executive Officers as of December 31, 2021:

	Option Awards(1)				Stock Awards
Name	Number of Securities Underlying Unexercised Options, Exercisable (#)	Number of Securities Underlying Unexercised Options, Not Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
[●]	[●]		[●]	[●]	[●]	[●]

(1)	All option awards reflect stock options granted under the Company’s Amended and Restated 2016 Equity Incentive Plan that vested fully upon grant.

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Amended and Restated 2016 Equity Incentive Plan (the “Plan”)

On October 27, 2016, we established the EMulate Therapeutics, Inc. Amended and Restated 2016 Equity Incentive Plan, or the Plan. The purpose of the Plan is to advance the interests of the Company and its shareholders by providing an incentive to attract, retain and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company. As of the date of this prospectus, [●] shares remain available for issuance under the Plan.

The following summary briefly describes the principal features of the Plan and is qualified in its entirety by reference to the full text of the Plan.

Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Awards, (d) Restricted Stock, and (e) Restricted Stock Units.

Purpose of the Plan: The purpose of the Plan is to advance the interests of the Company and its shareholders by providing an incentive to attract, retain and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company.

Administration of the Plan: The Plan is currently administered by our board of directors and will be administered by our compensation committee once it is established (which we refer to as the administrator). Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan will be those employees, consultants, and directors of our company and its subsidiaries who are selected by the administrator.

Shares Available under the Plan: The maximum number of shares of our Common Stock that may be delivered to participants under the Plan is 7,700,000, among which 5,500,000 shares may be issued pursuant to stock options and 2,200,000 shares may be issued pursuant to awards granted as RSUs, Stock Awards or Restricted Stock Awards. subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.

Stock Options

General. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

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Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash, by tender to the Company or attestation to the ownership of shares of Common Stock owned by the holder of the option, by delivery of a properly executed notice together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the stock option, or by such other consideration as may be approved by the board of directors of the Company from time to time to the extent permitted by applicable law.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive stock option is an option that is intended to qualify under certain provisions of the Internal Revenue Code of 1986 (the “Code”), for more favorable tax treatment than applies to non-qualified stock options. Any option that does not qualify as an incentive stock option will be a non-qualified stock option. Under the Code, certain restrictions apply to incentive stock options. For example, the exercise price for incentive stock options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive stock option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder’s lifetime only by the holder. In addition, no incentive stock options may be granted to a holder that is first exercisable in a single year if that option, together with all incentive stock options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Awards: Stock awards can also be granted under the Plan. A stock award is a grant of shares of Common Stock or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Restricted Stock: Restricted Stock is an award of shares of Common Stock, either with payment of a purchase price or without payment of a purchase price, the rights of ownership of which are subject to vesting or similar restrictions prescribed by the board of directors of the Company.

Restricted Stock Units: Restricted Stock Units is an award denominated in units of shares of Common Stock that represents an unfunded, unsecured right to receive the fair market value of one share of Common Stock for each unit subject to the award in cash, Common Stock or other securities on the date of vesting or settlement.

Performance Criteria: Under the Plan, one or more performance criteria will be used by the administrator in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of our company, as the administrator may deem appropriate.

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Other Material provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, except to (i) increase the number of shares available under the Plan, (ii) change the persons eligible for incentive stock options under the Plan, (iii) other amendment of the Plan that would require approval of the Company’s shareholders under any applicable law, regulation or rule.

Employment Agreement(s)

Chris E. Rivera. On April 27, 2016, we entered into an employment agreement with our President and Chief Executive Officer, Chris E. Rivera, which was amended and restated on March 15, 2022. Pursuant to the employment agreement, until June 30, 2022, Mr. Rivera receives an annual salary of $188,500. From and after June 30, 2022, Mr. Rivera will receive an annual salary of $881,700. In addition, Mr. Rivera may receive (i) an annual incentive bonus of up to 100% of his base salary determined by the board of directors based on his achievement of his annual goals, and (ii) an annual award of a stock options or RSUs to be determined by the board of directors based on his achievement of his annual goals. The annual goals shall be identified by the employee in writing within 60 days following each February 1 and are subject to approval by the board of directors. Any stock option awards shall vest upon issuance, have an exercise price equal to the fair market value of the Common Stock at the time the option is granted and will expire in seven years after the date of grant. Mr. Rivera’s service may be terminated for cause (as defined under the agreement) by the Company, without cause by either the Company or Mr. Rivera, or for good reason (as defined under the agreement) by Mr. Rivera. If the employment agreement terminates for any reason except termination by the Company for cause or a change of control (as defined under the agreement) occurs during the term of the agreement and Mr. Rivera’s employment is terminated for any reason prior to the expiration of one year following the date of the change of control, Mr. Rivera will receive a severance payment equal to the total of his annual base salary plus any annual incentive bonus that he is entitled to for the relevant year, subject to the effective and execution of a full settlement agreement and mutual release of claims. In addition, the Company will maintain and effect for five years following the date of any termination of Mr. Rivera’s employment all employee health and welfare benefit plans, programs and policies, unless Mr. Rivera is covered by a substantially similar plan, program or policy by another employer during such five-year period. We also provide standard indemnification and directors’ and officers’ insurance, which will remain in effect for six years following the date of termination.

Steven Pope. On August 20, 2015, we entered into an employment agreement with our Senior Vice President, General Counsel and Secretary, Steve Pope, which was amended and restated on March 15, 2022. Pursuant to the employment agreement, until June 30, 2022, Mr. Pope receives an annual salary of $172,020. From and after June 30, 2022, Mr. Pope will receive an annual salary of $553,800. In addition, Mr. Pope may receive (i) an annual incentive bonus of up to 60% of his base salary determined by the board of directors based on his achievement of his annual goals, and (ii) an annual award of a stock options or RSUs to be determined by the board of directors based on his achievement of his annual goals. The annual goals shall be identified by the employee in writing within 60 days following each February 1 and are subject to approval by the board of directors. Any stock option awards shall vest upon issuance, have an exercise price equal to the fair market value of the Common Stock at the time the option is granted, and will expire in seven years after the date of grant. Mr. Pope’s service may be terminated for cause (as defined under the agreement) by the Company, without cause by either the Company or Mr. Pope, or for good reason (as defined under the agreement) by Mr. Pope. If the employment agreement terminates for any reason except termination by the Company for cause or a change of control (as defined under the agreement) occurs during the term of the agreement and Mr. Pope’s employment is terminated for any reason prior to the expiration of one year following the date of the change of control, Mr. Pope will receive a severance payment equal to the total of his annual base salary plus any annual incentive bonus that he is entitled to for the relevant year, subject to the effective and execution of a full settlement agreement and mutual release of claims. In addition, the Company will maintain and effect for five years following the date of any termination of Mr. Pope’s employment all employee health and welfare benefit plans, programs and policies, unless Mr. Pope is covered by a substantially similar plan, program or policy by another employer during such five-year period. We also provide standard indemnification and directors’ and officers’ insurance, which will remain in effect for six years following the date of termination.

David C. Matteson. On August 20, 2015, we entered into an employment agreement with our Vice President and Investors Relations and Education, David Matteson, which was amended and restated on March 15, 2022. Pursuant to the employment agreement, until June 30, 2022, Mr. Matteson receives an annual salary of $103,731. From and after June 30, 2022, Mr. Matteson will receive an annual salary of $385,500. In addition, Mr. Matteson may receive (i) an annual incentive bonus of up to 40% of his base salary determined by the board of directors based on his achievement of his annual goals, and (ii) an annual award of a stock options or RSUs to be determined by the board of directors based on his achievement of his annual goals. The annual goals shall be identified by the employee in writing within 60 days following each February 1 and are subject to approval by the board of directors. Any stock option awards shall vest upon issuance, have an exercise price equal to the fair market value of the Common Stock at the time the option is granted, and will expire in seven years after the date of grant. Mr. Matteson’s service may be terminated for cause (as defined under the agreement) by the Company, without cause by either the Company or Mr. Matteson, or for good reason (as defined under the agreement) by Mr. Matteson. If the employment agreement terminates for any reason except termination by the Company for cause or a change of control (as defined under the agreement) occurs during the term of the agreement and Mr. Matteson’s employment is terminated for any reason prior to the expiration of one year following the date of the change of control, Mr. Matteson will receive a severance payment equal to the total of his annual base salary plus any annual incentive bonus that he is entitled to for the relevant year, subject to the effective and execution of a full settlement agreement and mutual release of claims. In addition, the Company will maintain and effect for five years following the date of any termination of Mr. Matteson’s employment all employee health and welfare benefit plans, programs and policies, unless Mr. Matteson is covered by a substantially similar plan, program or policy by another employer during such five-year period.

Kyle J. Kingma. On November 1, 2010, we entered into an employment agreement with our Senior Vice President, Finance, Kyle J. Kingma, which was amended and restated on April 18, 2022. Pursuant to the employment agreement, until June 30, 2022, Mr. Kingma receives an annual salary of $160,000. From and after June 30, 2022, Mr. Kingma will receive an annual salary of $332,800. In addition, Mr. Kingma may receive (i) an annual incentive bonus of up to 60% of his base salary determined by the board of directors based on his achievement of his annual goals, and (ii) an annual award of a stock options or RSUs to be determined by the board of directors based on his achievement of his annual goals. The annual goals shall be identified by the employee in writing within 60 days following each February 1 and subject to approval by the board of directors. Any stock option awards shall vest upon issuance, have an exercise price equal to the fair market value of the Common Stock at the time the option is granted, and will expire in seven years after the date of grant. Mr. Kingma’s service may be terminated for cause (as defined under the agreement) by the Company, without cause by either the Company or Mr. Kingma, or for good reason (as defined under the agreement) by Mr. Kingma. If the employment agreement terminates for any reason except termination by the Company for cause or a change of control (as defined under the agreement) occurs during the term of the agreement and Mr. Kingma’s employment is terminated for any reason prior to the expiration of one year following the date of the change of control, Mr. Kingma will receive a severance payment equal to the total of his annual base salary plus any annual incentive bonus that he is entitled to for the relevant year, subject to the effective and execution of a full settlement agreement and mutual release of claims. In addition, the Company will maintain and effect for five years following the date of any termination of Mr. Kingma’s employment all employee health and welfare benefit plans, programs and policies, unless Mr. Kingma is covered by a substantially similar plan, program or policy by another employer during such five-year period.

Post-Employment Benefits

On March 15, 2022, the Company entered into amended and restated employment agreements with several key executive employees. The agreements were established to allow them to be terminated at any time by the Company with or without cause upon written notice to the employee or by the employee for good reason or otherwise. The agreements represent an ongoing termination benefit arrangement, which entitles the employees to nonretirement post-employment benefits, such as wages and other benefits, from date of termination, whether voluntary on the part of the employee or involuntary other than for Cause (the Company has an obligation to make payments in either case), and provides for payments to be made under certain conditions related to a change in control of the Company. Messrs. Rivera, Pope, Matteson and Kingma are entitled to these benefits.

Director Compensation

Non-employee directors receive annual grants, as determined by the Compensation Committee and the Board, of options to purchase shares of our common stock for their service on the board of directors. Such options vest immediately upon issuance, have a fair market value exercise price as determined by the Board, and expire seven years from the grant date.

Director Consulting Agreement

In 2016, the Company entered into a consulting agreement with Mr. Bennett Butters for the performance of services related to ongoing research and intellectual property development. For the years ended December 31, 2021 and December 31, 2020, the Company paid $17,000 and $45,000 in accordance with this agreement, respectively. The agreement expires upon termination by the Company or the consultant.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of December 31, 2021, respecting the beneficial ownership of our outstanding common stock by: (i) any holder of more than 5%; (ii) each of the Named Executive Officers and directors; and (iii) our directors and Named Executive Officers as a group, based on [●] shares of Common Stock outstanding as of [●]. Except as otherwise indicated, each stockholder listed below has sole voting and investment power over the shares beneficially owned:

Name and Address of Owner	Shares of Common Stock Owned Beneficially	Percent of Class Before the Offering		Percent of Class After the Offering

5% Holders
[●]	[●]	[●]	%	[●]	%
[●]	[●]	[●]	%	[●]	%

Officers and Directors
Chris E. Rivera	[●]	[●]	%	[●]	%
Steven Pope	[●]	[●]	%	[●]	%
Bennett M. (Mike) Butters	[●]	[●]	%	[●]	%
Andrew Daniels	[●]	[●]	%	[●]	%
Richard Henriques	[●]	[●]	%	[●]	%
John Kingma	[●]	[●]	%	[●]	%
Charles E. McNerney	[●]	[●]	%	[●]	%
[●]	[●]	[●]	%	[●]	%
[●]	[●]	[●]	%	[●]	%
Total of Officers and Directors ([●] Persons)	[●]	[●]	%	[●]	%

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CERTAIN RELATIONS AND RELATED PERSONS TRANSACTIONS

SEC rules require us to disclose any transaction since the beginning of our last fiscal year or any currently proposed transaction in which we are a participant in which the amount involved exceeded or will exceed $120,000 and in which any related person has or will have a direct or indirect material interest. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

We have entered into related party transactions with Nancy Nordhoff.

[●]

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DESCRIPTION OF OUR SECURITIES

General

Our Articles of Incorporation, as amended, authorize us to issue up to 50,000,000 shares of capital stock, consisting of 40,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value $0.001, 1,817,333 of which are designated as Series A Preferred Stock and 2,400,000 of which are designated as Series A-1 Preferred Stock.

Common Stock

Our Articles of Incorporation authorizes the issuance of 40,000,000 shares of common stock, par value $0.001. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding common stock will be able to elect the entire board of directors and, if they do so, minority stockholders would not be able to elect any persons to the board of directors. Our Bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for stockholders’ meetings, except respecting certain matters for which a greater percentage quorum is required by statute or the Bylaws.

Our stockholders have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of our liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

Holders of common stock are entitled to receive such dividends as the board of directors may, from time to time, declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends in the foreseeable future.

Preferred Stock

Our Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, par value $0.001, We have two series of preferred stock issued and outstanding, Series A Preferred Stock and Series A-1 Preferred Stock. The board of directors is empowered, without stockholder approval, to designate and issue additional series of preferred stock with dividend, liquidation, conversion, voting, or other rights or restrictions, including the right to issue convertible securities with no limitations on conversion, which could adversely affect the voting power or other rights of the holders of our common stock, substantially dilute a common stockholder’s interest, and depress the price of our common stock.

The following table provides details regarding the authorized and outstanding shares of our Series A and Series A-1 preferred stock at each of our fiscal years ended December 31, 2021 and December 31, 2020.

	December 31, 2021
			Shares
	Authorized	Shares	issuable upon	Carrying	Liquidation
	shares	outstanding	conversion	amount	preference
Series A	1,817,333	1,817,225	1,817,225	1,236	3,066
Series A-1	2,400,000	2,399,997	3,839,994	18,000	18,000
Totals	4,217,333	4,217,222	5,657,219	19,236	21,066

	December 31, 2020
			Shares
	Authorized	Shares	issuable upon	Carrying	Liquidation
	shares	outstanding	conversion	amount	preference
Series A	1,817,333	1,817,225	1,817,225	1,236	2,967
Series A-1	2,400,000	2,399,997	3,839,994	18,000	18,000
Totals	4,217,333	4,217,222	5,657,219	19,236	20,967

Each share of Series A preferred stock and Series A-1 preferred stock is convertible, at the option of the holder, into common stock at a ratio of 1:1 and 1:1.6, respectively. These ratios will be adjusted for any stock split, dividend, combination or other recapitalization. Further, each share of Series A and Series A-1 preferred stock automatically converts into common stock (i) with the affirmative vote, written consent or agreement of the holders of a majority of the then outstanding Series A preferred stock and Series A 1 preferred stock, voting together as a class, (ii) upon the voluntary conversion of a majority of the authorized and issued Series A preferred stock or Series A-1 preferred stock, or (iii) immediately prior to the closing of an underwritten initial public offering of common stock.

Holders of Series A and Series A-1 preferred stock have the right to vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.

Cash dividends are payable only when, as and if declared by our board of directors on the Series A and Series A-1 preferred stock. The Series A-1 preferred stockholders have the right to receive dividends prior and in preference to Series A preferred stockholders and our common stock at a rate of $7.50 per share. The Series A preferred stockholders have the right to receive dividends prior and in preference to our common stockholders at a rate of $0.68 per share.

Each series of the Series A and Series A-1 preferred stock has liquidation and dissolution preferences over, and restricts the payment of dividends to, other equity securities, including our common stock. In the event of any liquidation, dissolution, or winding up of the Company, the Series A-1 preferred stock has a preference to any distribution of assets to holders of Series A preferred stock and our common stock in an amount per share equal to $7.50, plus declared but unpaid dividends, if any. The Series A preferred stock has a preference to any distribution of assets to holders of our common stock in an amount per share equal to $0.68, plus an amount equal to 8% per annum on the issue price of the Series A preferred stock, plus declared but unpaid dividends, if any. As of December 31, 2021, and December 31, 2020, the liquidation preference of each share of Series A preferred stock was $1.69 and $1.63, respectively.

Authority to Issue Stock

The board of directors has the authority to issue the authorized but unissued shares of common stock without action by the stockholders. The issuance of such shares would reduce the percentage ownership held by current stockholders.

As of [●], 2022, there were [●] shares of our common stock outstanding and [●], and [●] shares reserved for issuance pursuant to outstanding grants under the Plan. Our Company is authorized, without stockholder approval, to issue additional shares of authorized but unissued capital stock.

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Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to declare and pay dividends and then only at the times and in the amounts that our Board may determine.

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held on all matters properly submitted to a vote of stockholders on which holders of common stock are entitled to vote. We have not provided for cumulative voting for the election of directors in our Certificate of Incorporation. The directors are elected by a plurality of the outstanding shares entitled to vote on the election of directors.

No Pre-emptive or Similar Rights

Our Common Stock is not entitled to pre-emptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right of First Refusal and Co-Sale Agreement

On March 22, 2002, the Company entered into a Right of First Refusal and Co-Sale Agreement (the “Agreement”) with John T. Butters, Bennett M. Butters, and Lisa C. Butters (“Founders”), which imposes restrictions on the transfer of our capital stock. The Agreement shall terminate upon the earlier to occur of (a) the closing of this offering; or (b) a merger, acquisition, share exchange or other transaction or series of transactions in which the shareholders of the Company immediately prior to such transaction or series of transactions do not own a majority of the outstanding shares and a majority of the voting power of the surviving entity after such transaction or transactions or any sale, lease or other disposition of all or substantially all of the assets of the Company or other dissolution, liquidation or winding up of the Company.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, with preferred stock to be paid first, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Our Board is authorized, subject to limitations prescribed by the Washington Business Corporations Act, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix, determine and amend the designation, powers, preferences and rights of the shares of each Series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders, subject to provisions, preferences, voting powers, limitations and relative rights of any series of Preferred Stock then outstanding, the designation, preferences, voting powers, limitations, and relative rights of the shares of any series that is wholly unissued or to be established and to designate the number of shares within that series, before the issuance of any shares of that series. Our Board can also increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock, without any further vote or action by our stockholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Options

As of December 31, 2021, options to purchase [●] shares of our common stock were outstanding under our Plan, of which [●] were exercisable and of which [●] were unvested as of that date.

Warrants

As of December 31, 2021, warrants to purchase an aggregate of [●] shares of our common stock were outstanding, with a weighted average exercise price of $[●] per share. On [●], we issued warrants to [●], in connection with [●]. Pursuant to the terms of the warrants, the number of shares for which the warrant is exercisable is determined by [●]. If unexercised, these warrants will expire on the 7th anniversary of their issuance dates.

The warrants will neither expire nor be automatically exercised upon the closing of this Offering. The warrants provide that the holder thereof may elect to exercise the warrant on a net “cashless” basis at any time prior to the expiration thereof. Assuming the closing of this Offering occurs, the fair market value of one share of our common stock in connection with any cashless exercise shall be the closing price or last sale price per share of our common stock on the or other public trading market on which our common stock is traded on the business day immediately prior to the date the holder elects to exercise the warrants on a cashless basis.

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Anti-Takeover Effects of our Articles of Incorporation, Bylaws and Washington Law

Our amended and restated Articles of Incorporation (“Amended and Restated Articles of Incorporation”) and Bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Meetings of Shareholders

Our Amended and Restated Articles of Incorporation and our Bylaws will provide that only our board of directors, our Chairman of our board of directors, our Chief Executive Officer or our President may call special meetings of shareholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of shareholders. Our Bylaws will limit the business that may be conducted at an annual meeting of shareholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our Bylaws will establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date that our proxy statement was released to shareholders in connection with the previous year’s annual meeting. Our Bylaws will specify the requirements as to form and content of all shareholders’ notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

Amendment to our Articles of Incorporation and Bylaws

Any amendment of our amended and restated Articles of Incorporation must first be submitted to our shareholders by us or our board of directors, and the amendment of certain articles or sections, including articles or sections relating to who may call special meetings of the shareholders, our board of directors, indemnification of our directors and officers, supermajority voting and amendments to our Bylaws, requires the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment voting together as a single group. Our Bylaws may be amended by our board of directors, subject to any limitations set forth in our Bylaws, and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment voting together as a single group.

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Washington Anti-Takeover Law

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the WBCA generally prohibits a target corporation from engaging in specified “significant business transactions” with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage unsolicited attempts to acquire us. An “acquiring person” is generally defined as a person or group of persons that beneficially owns the voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation. The target corporation may not engage in “significant business transactions,” as defined in Chapter 23B.19, for a period of five years after the date of the transaction in which the person became an acquiring person, unless (1) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the share acquisition causing the person to become an “acquiring person,” or (2) the significant business transaction was both approved by the majority of the members of the target corporation’s board of directors and authorized at a shareholder meeting by at least two-thirds of the votes entitled to be cast by the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. “Significant business transactions” include, among other things:

●	a merger or share exchange with, disposition of assets to or issuance or redemption of stock to or from, the acquiring person;
●	a termination of 5% or more of the employees of the target corporation employed in the State of Washington as a result of the acquiring person’s acquisition of 10% or more of the shares, whether at one time or over the five-year period following the share acquisition;
●	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder; or
●	liquidating or dissolving the target corporation.

After the five-year period, a “significant business transaction” may occur, as long as it complies with “fair price” provisions specified in the statute or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not opt out of this statute.

Transfer Agent and Registrar

eShares, Inc. dba Carta, Inc. is the Company’s transfer agent with respect of our Common Stock. The principal business address of Carta, Inc. is 333 Bush Street, Suite 2300, San Francisco, CA 94104. Phone: (650) 669-8381.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for the Company’s Common Stock, and a liquid trading market for its Common Stock may not develop or be sustained after this Offering. Future sales of substantial amounts of the Company’s Common Stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time, and could impair the Company’s ability to raise capital through sales of equity or equity-related securities.

Only a limited number of shares of the Company’s Common Stock will be available for sale in the public market for a period of several months after completion of this Offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of the Company’s Common Stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of its Common Stock. Although the Company intends to list its Common Stock on the Nasdaq, the Company cannot ensure that there will be an active market for its Common Stock.

Of the shares to be outstanding immediately after the completion of this Offering, we expect that the shares to be sold in this Offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act; these restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once the Company has been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of the Company’s affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of its Common Stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than Company affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, the Company’s affiliates or persons selling shares of its Common Stock on behalf of its affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

(a)	1% of the number of shares of the Company’s capital stock then outstanding; or

(b)	the average weekly trading volume of the Company’s Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by the Company’s affiliates or persons selling shares of its Common Stock on behalf of its affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of the Company’s Common Stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of the Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of the Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the lock-up period described below.

Lock-Up Agreements

In connection with this Offering, the Company has agreed to a 120-day “lock-up” period and its officers, directors and [●] stockholders have agreed to a 180-day “lock-up” period from the closing of this Offering, with respect to the shares that they beneficially own, including shares issuable upon the exercise of convertible securities and options that are currently outstanding or which may be issued. This means that, for a period of 120 days for the Company and for a period of 180 days for the officers directors and [●] stockholders following the closing of this Offering, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the underwriters. Officers’ and Directors’ 180-day restricted period is subject to extension upon certain events and the terms of the lock-up agreements may be waived at the underwriters’ discretion. The lock-up restrictions, specified exceptions and the circumstances under which the lock-up periods may be extended are described in more detail under “Underwriting.”

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF THE COMPANY’S COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of the Company’s Common Stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to the Company’s operations or to the purchase, ownership or disposition of its shares, has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

●	tax-exempt organizations or governmental organizations;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of the Company’s capital stock (except to the extent specifically set forth below);

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

●	persons who hold the Company’s Common Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive the Company’s Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons who do not hold the Company’s Common Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

●	persons deemed to sell the Company’s Common Stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds the Company’s Common Stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold the Company’s Common Stock, and partners in such partnerships, should consult their tax advisors.

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You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of the Company’s Common Stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

●	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in “Dividend Policy,” the Company has never declared or paid cash dividends on its Common Stock and do not anticipate paying any dividends on its Common Stock in the foreseeable future. However, if the Company does make distributions on its Common Stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed the Company’s current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in the Company’s Common Stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “— Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of the Company’s Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the Company or its paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from the withholding tax described above. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

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Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of the Company’s Common Stock unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

●	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs, and certain other conditions are met; or

●	the Company’s Common Stock constitutes a United States real property interest by reason of its status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding your disposition of the Company’s Common Stock, or (ii) your holding period for its Common Stock.

The Company believes that it is not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether it is a USRPHC depends on the fair market value of its U.S. real property relative to the fair market value of its other business assets, there can be no assurance that the Company will not become a USRPHC in the future. Even if it becomes a USRPHC, however, as long as the Company’s Common Stock is regularly traded on an established securities market, such Common Stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded Common Stock at any time during the shorter of (i) the five-year period preceding your disposition of the Company’s Common Stock, or (ii) your holding period for the Company’s Common Stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, the Company must report annually to the IRS, regardless of whether any tax was withheld, the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of the Company’s Common Stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of the Company’s Common Stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none, or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our Common Stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of the Company’s Common Stock on or after January 1, 2019. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in the Company’s Common Stock.

Each prospective investor should consult a tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of the Company’s Common Stock, including the consequences of any proposed change in applicable laws.

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UNDERWRITING

EF Hutton, division of Benchmark LLC (“EF Hutton”) is acting as representative of the underwriters (the “Representative”). Subject to the terms and conditions of an underwriting agreement between the Company and the Representative, the Company has agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Name of Representative	Number of Common Shares
EF Hutton

The underwriters are committed to purchase all the common shares offered by the Company other than those covered by the option described below, if any, are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are not obligated to purchase the common shares covered by the underwriters’ option described below. The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The underwriters propose initially to offer the common shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $ per common share. If all of the common shares offered by the Company are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to the Company. The information assumes either no exercise or full exercise of the option the Company granted to the Representative.

	Per Unit	Total Without Exercise of Representative’s Option	Total With Full Exercise of Representative’s Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The Company has agreed to pay the Representative’s expenses relating to the offering, (a) all filing fees and expenses relating to the registration of the common shares with the Commission; (b) all fees and expenses relating to the listing of the common shares on a national exchange; (c) all fees, expenses and disbursements relating to the registration or qualification of the common shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be Representative’s counsel, not to exceed $15,000) unless such filings are not required in connection with the Company’s proposed listing on a national exchange; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the common shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of documents related to this offering; (f) transfer and/or stamp taxes, if any, payable upon the transfer of the common shares from the Company to the Representative; and (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of this offering by FINRA; (i) all fees, expenses and disbursements relating to background checks of the Company’s directors and officers in an amount not to exceed $15,000; (j) up to $20,000 of the Representative’s actual accountable “road show” expenses for this offering; and (k) the $29,500 cost associated with EF Hutton’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering. Additionally, the Company has provided an expense advance to the Representative of $20,000, which shall be applied towards out-of-pocket accountable expenses and any portion of the advance shall be returned back to the Company to the extent not actually incurred in compliance with FINRA Rule 5110(f)(2)(C).

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The Company estimates that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $[●].

Option

The Company has granted the underwriters an option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase up to an additional [●] common shares. If the underwriters exercise all or part of this option, they will purchase common shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount.

Discretionary Accounts

The underwriters do not intend to confirm sales of the common shares offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to “lock-up” agreements, the Company and its executive officers and directors, and certain of its stockholders, have agreed, without the prior written consent of the Representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of the Company’s common shares or any securities convertible into or exercisable or exchangeable for common shares of the Company (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of), enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the Company’s common shares, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of the Company’s common shares or securities convertible into or exercisable or exchangeable for the Company’s common shares or any other securities of the Company or publicly disclose the intention to do any of the foregoing, subject to customary exceptions. In the case of the Company, the lock-up restrictions shall be for a period of 120 days from the closing of the offering to which this prospectus relates, and in the case of the Company’s executive officers, directors, and shareholders beneficially owning 5% or more of the Company’s common shares, the lock-up period shall be for a period of 180 days from the closing of the offering to which this prospectus relates.

Certain Post Offering Investments

The Company has agreed to pay EF Hutton an aggregate cash fee of 8.0% of the aggregate gross proceeds received by the Company, up to $50,000,000 in gross proceeds, plus 6.0% of the aggregate gross proceeds received by the Company in excess of $50,000,000, from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company during the Engagement Period, in connection with such financing that involves the filing of a registration statement (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to the Company in an offering in which the Company has direct knowledge of such party’s participation. For the purposes of this paragraph, the term “Engagement Period” means the period beginning December 6, 2021 and ending on the earlier of (i) twelve (12) months thereafter, or (ii) the final closing, if any, of this offering.

Indemnification

The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

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Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the option. If the underwriters sell more securities than could be covered by exercise of the option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Company’s securities or preventing or retarding a decline in the market price of its securities. As a result, the price of the Company’s securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither the Company nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the Company’s securities. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in the Company’s common shares. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common shares at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the Representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

From time to time, certain of the underwriters and their affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to the Company in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, the Company has no present arrangements with any of the underwriters for any further services.

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Market Information

The public offering price will be determined by discussions between the Company and the Representative. In addition to prevailing market conditions, the factors to be considered in these discussions will include:

●	an assessment of the Company’s management and the underwriters as to the price at which investors might be willing to participate in this offering;

●	the history of, and prospects for, the Company and the industry in which the Company competes;

●	the Company’s past and present financial information;

●	the Company’s past and present operations, and the prospects for, and timing of, its future revenues;

●	the present state of the Company’s development; and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to those of the Company.

An active trading market for the common shares may not develop. It is also possible that after the offering, the common shares will not trade in the public market at or above the public offering price.

Offer and Sale Restrictions Outside the United States

Other than in the United States, no action has been taken by the Company or the underwriters that would permit a public offering of the common shares offered by this prospectus in any jurisdiction where action for that purpose is required. The common shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such common shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

105

LEGAL MATTERS

The validity of the Common Stock offered by us in this Offering will be passed upon for us by Lucosky Brookman LLP, Woodbridge, New Jersey. Certain legal matters will be passed upon for the underwriter by Seward & Kissel LLP, New York, New York.

106

EXPERTS

The financial statements as of December 31, 2021 and 2020, included in this registration statement have been so included in reliance upon the report of MaloneBailey LLP, Houston, Texas, an independent registered public accounting firm, given on the authority of said firm as an expert in auditing and accounting.

107

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available on the website of the SEC referred to above. The information contained in, or that can be accessed through, our website is not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Common Stock.

108

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EMulate Therapeutics, Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EMulate Therapeutics, Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2020.

Houston, Texas

May 6, 2022

F-2

EMULATE THERAPEUTICS, INC.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2021	2020
Assets
Current assets:
Cash	$345	$117
Prepaid expenses and other current assets	—	166
Total current assets	345	283
Investments	6,688	14,777
Property and equipment, net	130	282
Capital lease financing, net	374	601
Restricted cash	200	200
Total assets	$7,737	$16,143
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,755	$2,820
Accrued and other current liabilities	14,937	14,710
Promissory notes payable due to related parties, net of debt discount	576	1,662
Current convertible notes payable	4,974	3,037
Current convertible notes due to related parties, net of debt discount	2,503	952
Current portion of capital lease obligations	198	210
SBA promissory notes	9	—
Deferred compensation and postemployment benefits, current portion	13,320	11,964
Total current liabilities	39,272	35,355
Deferred compensation and postemployment benefits, net of current portion	14,577	14,369
Convertible notes payable, net of debt discount	201	—
Convertible notes due to related parties	30	100
Promissory notes payable	115	194
SBA promissory notes, net of current	465	474
Long term portion of capital lease obligations, net of current	226	440
Other liabilities	—	75
Total liabilities	54,886	51,007
Commitments and contingencies
Stockholders’ deficit:
Preferred stock, $0.001 par value. Authorized 10,000,000 shares:
Series A convertible preferred stock. Authorized, 1,817,333 shares; issued and outstanding, 1,817,225 shares at December 31, 2021 and December 31, 2020	1,236	1,236
Series A-1 convertible preferred stock. Authorized, 2,400,000 shares; issued and outstanding, 2,399,997 shares at December 31, 2021 and December 31, 2020	18,000	18,000
Common stock, $0.001 par value. Authorized, 40,000,000 shares; issued and outstanding, 14,752,697 and 13,738,293 shares at December 31, 2021 and December 31, 2020, respectively	15	14
Additional paid-in capital	102,109	92,303
Accumulated deficit	(168,509)	(146,417)
Total stockholders’ deficit	(47,149)	(34,864)
Total liabilities and stockholders’ deficit	$7,737	$16,143

The accompanying footnotes are integral to the Consolidated financial statements

F-3

EMULATE THERAPEUTICS, INC.

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Years ended December 31,
	2021	2020
Royalty revenue, related party	$221	$113
License revenue, related party	20	—
Operating expenses
Research and development	1,536	2,064
General and administrative	10,033	8,685
Total operating expenses	11,569	10,749
Loss from operations	(11,328)	(10,636)
Other income (expense):
Unrealized gain (loss) on investment	(8,089)	14,777
Other income	318	—
Interest expense	(2,993)	(1,521)
Total other income (expense)	(10,764)	13,256
Net income (loss)	$(22,092)	$2,620
Less: Net loss attributable to noncontrolling interest	—	(837)
Net income (loss) attributable to EMulate Therapeutics	$(22,092)	$3,457
Net income (loss) per share, basic	$(1.61)	$0.26
Net income (loss) loss per share, diluted	$(1.61)	$0.18
Weighted-average common shares outstanding, basic	13,744,737	13,479,379
Weighted-average common shares outstanding, diluted	13,744,737	19,692,595

The accompanying footnotes are integral to the Consolidated financial statements

F-4

EMULATE THERAPEUTICS, INC.

Consolidated Statements of Changes in Stockholders’ Deficit

(In thousands, except share and per share amounts)

	Series A convertible		Series A-1 convertible
	preferred stock		preferred stock		Common stock		Additional			Total
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Accumulated deficit	Noncontrolling Interest	stockholders’ deficit
Balance, December 31, 2019	1,817,225	$1,236	2,399,997	$18,000	13,650,116	$14	$87,800	$(149,874)	$108	$(42,716)
Proceeds from exercise of common stock options and warrants	—	—	—	—	240	—	3	—	—	3
Conversion of convertible note payables and	—	—	—	—	87,937	—	898	—	—	898
accrued interest to common stock
Stock-based compensation	—	—	—	—	—	—	3,602	—	—	3,602
Deconsolidation of Hapbee Technologies, Inc.	—	—	—	—	—	—	—	—	729	729
Net Income	—	—	—	—	—	—	—	3,457	(837)	2,620
Balance, December 31, 2020	1,817,225	$1,236	2,399,997	$18,000	13,738,293	$14	$92,303	$(146,417)	$—	$(34,864)
Proceeds from exercise of common stock warrants	—	—	—	—	965,306	1	1,637	—	—	1,638
Exercise of common stock warrants to reduce promissory notes payable	—	—	—	—	49,098	—	102	—	—	102
Warrant inducement	—	—	—	—	—	—	831	—	—	831
Stock-based compensation	—	—	—	—	—	—	6,038	—	—	6,038
Options granted to reduce accrued bonus and deferred compensation	—	—	—	—	—	—	1,198	—	—	1,198
Net loss	—	—	—	—	—	—	—	(22,092)	—	(22,092)
Balance, December 31, 2021	1,817,225	$1,236	2,399,997	$18,000	14,752,697	$15	$102,109	$(168,509)	$—	$(47,149)

The accompanying footnotes are integral to the Consolidated financial statements

F-5

EMULATE THERAPEUTICS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	December 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$(22,092)	$2,620
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Unrealized (gain) loss on investment	8,089	(14,777)
Depreciation and amortization	379	389
Loss on disposal of property and equipment, net	—	109
Stock-based compensation	6,038	3,602
Amortization of discounts on promissory notes payable and convertible notes	665	205
Gain on PPP loan forgiveness	(314)	—
Inducement expense	831	—
Change in operating assets and liabilities:
Accounts receivable and prepaid expenses	166	(28)
Accounts payable	2	485
Accrued and other current liabilities	1,192	1,036
Deferred compensation and postemployment benefits	1,722	2,341
Net cash used in operating activities	(3,322)	(4,018)
Cash flows from financing activities:
Payments on finance lease obligations	(226)	(162)
Borrowings on convertible notes payable	1,766	1,950
Borrowings on convertible notes payable - related party	158	600
Borrowings on promissory notes payable - related party	185	—
Repayment of promissory notes payable - related party	(285)	(100)
Proceeds from SBA PPP Loan	314	474
Proceeds from exercise of common stock warrants	1,638	3
Net cash provided by financing activities	3,550	2,765
Net increase (decrease) in cash and restricted cash for the period	228	(1,253)
Cash and restricted cash at beginning of the year	317	1,570
Cash and restricted cash at end of the period	$545	$317

Supplemental Information
Cash paid for interest	$—	$70
Cash paid for income taxes	$—	$—

Non-cash investing and financing activities
Options granted to reduce accrued bonus and deferred compensation	$1,198	—
Conversion of convertible notes and accrued interest into common stock	$—	$898
Conversion of promissory notes and accounts payable into convertible notes payable	$1,029	$—
Reduction in promissory notes for the exercise of warrants	$102	$—

The accompanying footnotes are integral to the Consolidated financial statements

F-6

EMulate Therapeutics, Inc.

Notes to the Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands, except for share and per share amounts)

(1)	Nature of Business and Basis of Presentation

(a)	Nature of Business

EMulate Therapeutics, Inc. (the “Company”) was incorporated in Washington State on February 7, 2002. EMulate Therapeutics, Inc. is a clinical stage therapeutic device company developing noninvasive therapies for cancers and other serious diseases.

As of the date of this report, the Company was a holding company owning 100% of the following non-operating subsidiaries: Cellsana Therapeutics, Inc., Indolor Therapeutics, Inc. and Mensana Therapeutics, Inc.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. The global status of the COVID-19 pandemic continues to rapidly evolve. The extent to which the pandemic may impact our business and clinical studies will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing guidelines, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. The response to the pandemic may result in permanent changes to the environment in which we operate as described above in ways we are unable to predict. The COVID-19 pandemic may also have the effect of heightening many of the other risks described herein.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. The specific impact on our financial condition, results of operations and cash flows resulting from this conflict is not determinable as of the date hereof. However, to the extent that such military action spreads to other countries, intensifies, or otherwise remains active, such action could result in conditions or circumstances that have a material adverse effect on our financial condition, results of operations, and cash flows.

(b)	Basis of Presentation

The accompanying financial statements present the balance sheets, statements of operations, stockholders’ deficit and cash flows of the Company. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as of December 31,2021 and 2020. Significant intercompany balance and transaction have been eliminated.

In January 2019, the Company formed Hapbee Technologies, Inc. (“Hapbee”), formerly Elevation Technologies, Inc., in order to utilize the Company’s technology for non-regulated applications. Hapbee was incorporated in Canada and is a Canadian operation. Multiple license agreements, as amended, were entered into between the Company and Hapbee for use of the technology.

Upon formation, Hapbee was a wholly-owned subsidiary of the Company. The Board of Directors of Hapbee consisted of three members, two of whom are also members of the Company’s board of directors. Subsequent to the formation, Hapbee initiated a round of financing offering 5 million shares of Hapbee common stock at $1.00 per share.

While the Company held 48% of the outstanding common shares of Hapbee Technologies, Inc. (“Hapbee”) as of December 31, 2019, or 6,250,000 shares, the Company consolidated Hapbee as the Company was determined to be the primary beneficiary under ASC 810, Consolidation, through its holding 2 of Hapbee’s 3 board seats, with a noncontrolling interest recorded by the Company for the interest in Hapbee held by third parties.

According to ASC 810, the Company has determined that application of the variable interest entity (“VIE”) is accorded to the Company’s ownership interest in Hapbee Technologies, Inc., as the Company holds a power component over Hapbee through Board Members, and as the Company has the right of benefits, but is not subject to loss absorption obligations, the Company would be deemed to having a controlling interest.

F-7

On June 15, 2020, the shareholders of Hapbee elected a new board consisting of 6 members, of which only 2 are also members of the Company’s board of directors. As a result, the Company no longer holds a majority of the board seats of Hapbee and therefore no longer the primary beneficiary. Under ASC 810, this resulted in the Company deconsolidating Hapbee. Through deconsolidation, the Company recorded $262 of net assets in Hapbee as a gain on the income statement. Additionally, the deconsolidation resulted in the removal of the non-controlling interest totaling $729 as of June 15, 2020.

As the Company still held 25% as of December 31, 2021 and 46% as of December 31, 2020 of the outstanding shares of Hapbee after deconsolidation and therefore is presumed to have significant influence, the investment in Hapbee is accounted for using the fair value election option as an equity method investment. See Note (4).

The accompanying consolidated financial statements include Cellsana Therapeutics, Inc., Mensana Therapeutics, Inc. and Indolor Therapeutics, Inc., which are wholly-owned subsidiaries of the Company. These entities are currently non-operating and do not have any operations, assets, liabilities, or contributed equity.

(d)	Going Concern and Liquidity

As of December 31, 2021 the Company had cash and restricted cash of $545, insufficient revenue to meet its ongoing operating expenses, liabilities of $54,886 accumulated losses of $168,509, and a shareholders’ deficit of $47,149. The Company has generated minimal revenues through its license agreements with Hapbee Technologies. The Company received $221 in royalty revenues from a related party during the year ended December 31, 2021.

The financial statements for the year ended December 31, 2021 have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company anticipates future losses in the development of its business raising substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and, or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand, loans from directors and, or, the sale of common stock, and seeking licensing opportunities for its technology in medical and non-medical industries. There is no assurance that this series of events will be satisfactorily completed.

The financial statements do not include any adjustments related to the recoverability and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimated fair value of the Company’s common stock; the recoverability of deferred tax assets; stock based compensation to employees as well as equity based transactions with nonemployees; and other contingencies.

(b)	Cash Equivalents and Restricted Cash

The Company considers as cash and cash equivalents all cash on deposit, highly liquid investments with a maturity of three months or less at the date of purchase. There were no cash equivalents held by the Company at December 31, 2021 and December 31, 2020.

The following table provides a reconciliation of cash and restricted cash reported within the accompanying balance sheets that sum to the total of the same such amounts shown in the accompanying statements of cash flows:

	December 31, 2021	December 31, 2020
Cash	$345	117
Restricted cash included in other long-term assets	200	200
Total cash and restricted cash shown in the consolidated statements of cash flows	$545	317

F-8

Restricted cash included in other long term assets on the accompanying balance sheets represents a deposit placed in a bank account controlled by the Company whose use is restricted based on the terms of the Company’s operating lease for its headquarter facilities in Bellevue, Washington as the lessor required a reserve account be established.

(c)	Concentration of Credit Risk

The Company places the majority of its cash in one financial institution. At times, cash may be in excess of the FDIC insurance limit. To date, there have been no losses in such accounts.

(d)	Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Equipment originally acquired under capital leases is stated at the present value of future minimum lease payments at inception of the lease less accumulated amortization. Equipment held under capital leases is amortized on a straight line basis over the shorter of the lease term or estimated useful life of the asset. Leasehold improvements are recorded at cost and are depreciated over the shorter of the remaining lease term or their estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the financial statements, and any resulting gain or loss is recognized as a component of research and development or general and administrative expenses in the statements of operations for the period depending on the nature of the equipment. The majority of the Company’s equipment is used for research and development.

Depreciation and amortization is computed using the straight line method over the estimated useful lives of the assets as follows:

Laboratory and office equipment, furniture and fixtures	5 to 10 years

Leasehold improvements	Shorter of estimated improvement life or lease term

Software and electronic equipment	3 years

Long lived assets, such as equipment, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In 2020, the Company sold equipment that was not being used and determined there was obsolete equipment, which was written off. The Company incurred a loss of $109 due to these activities. No other triggering events were identified during the years ended December 31, 2021 and December 31, 2020.

(e)	Capital Leases

The Company leases certain equipment under capital leases. Capital leases are recorded at the present value of the future minimum lease payments at the inception of the lease. As of December 31, 2021 and December 31, 2020 there was $424 and $650 in total capital lease liability, and $374 and $601 in capital lease financing assets, respectively.

(f)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Authoritative guidance requires the Company to classify all deferred tax liabilities and assets as noncurrent in the financial statements.

The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2021 and December 31, 2020, the Company has recorded a full valuation allowance against the net deferred tax assets related to temporary differences and operating losses because there is significant uncertainty as to the realizability of the deferred tax assets.

F-9

The Company follows authoritative guidance in accounting for uncertain tax positions and has evaluated its tax positions taken for all open tax years. The Company is subject to income tax examination by federal tax authorities for tax years beginning in 2017; however, to the extent allowed by law, the tax authorities may have the right to examine prior periods where NOLs and tax credits were generated and carried forward, make adjustments up to the amount of the carryforwards.

(g)	Investment in Hapbee Technologies, Inc. The Company accounts for investments in less than 50% owned and more than 20% owned entities using the equity method of accounting. In accordance with ASC 825-10-15, the Company has elected the fair value option for these investments, with unrealized holding gains and losses during the period included in earnings.

(h)	Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, adopted on January 1, 2018 using the modified retrospective method. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Central to the revenue recognition framework is a five-step revenue recognition model that requires the Company to:

1)	Identify the contract,
2)	Identify the performance obligations of the contract,
3)	Determine the transaction price of the contract,
4)	Allocate the transaction price to the performance obligations, and
5)	Recognize revenue upon the Company satisfying each performance obligation

The Company’s primary source of revenue is from royalty and distribution fees under license agreements. There are no performance obligations by the Company and the revenues for the years ended December 31, 2021 and 2020 were nominal.

(i)	General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits, and related compensation costs, including stock based compensation, for employees not directly involved in research and development activities. General and administrative expenses also include an allocation of rent expense on leased facilities, as well as third party professional services, including any equity based transactions in exchange for services.

(j)	Operating Leases

Leases are reviewed by management based on the provisions of ASC 840 and examined to see if they are required to be categorized as an operating lease, a capital lease, or a financing transaction, see note 5(a). The Company leases office space under operating lease agreements. Minimum rent including tenant improvement allowances, rent holidays and rent escalation clauses on operating leases is expensed on a straight-line basis over the term of the lease. See Note 5(a) for more information on capital leases.

(k)	Stock Based Compensation

The Company accounts for all employee and non-employee stock based compensation expense in accordance with the authoritative guidance included in ASC Topic 718, Compensation – Stock Based Compensation (“ASC 718”). Authoritative guidance requires that all stock based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award.

Compensation expense recognized includes the estimated expense for stock options or common stock warrants granted to employees, founders and certain advisors of the Company, based on the grant date fair value estimated in accordance with the provisions of ASC 718, which includes use of the Black Scholes option pricing model to estimate grant date fair value, and is recognized on a straight line basis over the applicable vesting period for each award. Forfeitures are recorded for employee share based awards as incurred. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. See note 11 for more information on stock based compensation.

F-10

(l)	Deferred Financing Costs

Costs with respect to issuance of common stock, warrants, stock options or debt instruments by the Company are initially deferred and ultimately offset against the proceeds from such equity transactions or amortized as debt discount over the term of any debt funding if successful or expensed if the proposed equity or debt transaction is unsuccessful.

(m)	Research and Development Costs

Costs incurred in research and development activities are listed separately and expensed as incurred.

(n)	New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which revises the accounting related to lessee accounting. Under the new guidance, lessees will be required to recognize a lease liability and a right of use asset for substantially all leases. This guidance is expected to be adopted beginning January 1, 2022. The Company analyzed the potential impact of the adoption and determined there was no material impact due to adoption.

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation–Stock Compensation (Topic 718) – Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor has paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The Company has adopted the guidance as of January 1, 2020 and there was no material impact due to the adoption.

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments by removing major separation models required under current U.S. GAAP. The Company early adopted ASU 2020-06 on January 1, 2021. Accordingly, the Company will no longer account for convertible notes with beneficial conversion features as separate liability and equity components. In accordance with ASU 2020-06, the Company will account for convertible notes as a single liability instrument. The adoption of ASU 2020-06 under the modified retrospective method had no impact on the Company’s financial statements.

In May 2021, the FASB issued ASU 2021-04, Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. Among other things, the amendments affect (i) the accounting for freestanding equity-classified written call option modifications or exchanges which remain equity classified after the modification or exchange and (ii) the recognition and measurement of earnings per share for certain modifications or exchanges. The Company early adopted ASU 2021-04 effective January 1, 2021 and applied it prospectively to applicable transactions, including the warrant inducement in Note 10 (d). The Company treated the inducement as a modification and recognized expense for the difference in fair value of the modified warrant and the fair value of the warrant immediately before modification. See Note 10 (d).

(3)	Financial Instruments

Fair value measurements are determined based on the assumption that market participants would use in pricing an asset or liability. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

●	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

●	Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs which reflect a reporting entity’s own assumptions about the assumptions that market participants would use for pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted cash flow model.

F-11

The recorded amounts of financial instruments, including cash equivalents, accounts payable, and promissory notes approximate their market values as of December 31, 2021 and December 31, 2020 due to the intended short-term maturities of these financial instruments.

(4)	Investment in Unconsolidated Affiliate

On June 15, 2020, the Company no longer holds a majority of the board seats of Hapbee and therefore was no longer the primary beneficiary (note 1c). Concurrently, Hapbee completed a forward stock split on a 1-for-4.5 basis resulting in the total common shares outstanding increasing to 60,547,500 and the Company then holding 28,125,000 common shares post-split (6,250,000 x 4.5). Hapbee amended its articles of incorporation to include multiple voting shares, of which the Company exchanged its 28,125,000 common shares for 281,250 multiple voting shares. The Company was required to remeasure it’s retained interest in Hapbee at fair value and include any resulting adjustments as part of a gain or loss recognized on deconsolidation. The Company shares are 100% held by the Company and escrowed for a period of 36 months. The shares are released from escrow at a rate of 10% upon Listing Date, and 15% every six months thereafter over the period of 36 months. As of December 31, 2021 112,500 multiple voting shares had been released from Escrow. The Company held 25% and 46% of the outstanding shares of Hapbee as of December 31, 2021 and December 31, 2020, respectively

The fair value of the Company’s investment in Hapbee was determined using the market price of Hapbee’s publicly-traded shares. The following table sets forth the change in fair value of the Company’s investment in Hapbee for the years ended December 31, 2021 and 2020:

Investment in Hapbee, as of December 31, 2019	$-
Retained Interest June 15, 2020	6,250
Change in fair value	8,527
Investment in Hapbee, as of December 31, 2020	14,777
Change in fair value	(8,089)
Investment in Hapbee, as of December 31, 2021	$6,688

(5)	Property and Equipment

	December 31, 2021	December 31, 2020
Laboratory and office equipment, furniture and fixtures	$994	994
Capital Leased equipment	1,186	1,186
Leasehold improvements	611	611
	2,791	2,791
Less accumulated depreciation and amortization	(2,287)	(1,908)
	$504	883

Depreciation and amortization expense on property and equipment was $379 and $389 for the years ended December 31, 2021 and December 31, 2020.

(a)	Capital Leases

The Company leases certain equipment under capital leases. Equipment financed and used for collateral include only the physical units; the software and signals loaded on the controller units are not included in the financing agreements. Capital Leases are recorded at the present value of the future minimum lease payments at the inception of the lease. Equipment capitalized under capital leases as of December 31, 2021 and December 31, 2020 totaled $1,186 and $1,186, respectively. Due to the coronavirus epidemic, the Company negotiated deferral agreements, extending lease terms for specific agreements 1-3 months in 2020. Future minimum lease payments under capital leases were as follows for the years ending December 31:

2022	$230
2023	179
2024	65
Total minimum lease payments	474
Less imputed interest	50
$424

F-12

(6)	Debt

The Company has issued debt to related and non-related parties of the Company. In connection with certain of these notes the Company also issued warrants with a legal life of seven years to purchase common stock. The Company recognizes the cost of warrants issued with the debt as debt discounts in the financial statements, which is recorded at the warrants relative fair value measured based on the grant date fair value of the award. The Company estimates the fair value of each warrant at the grant date by using the Black-Scholes option pricing model. See note 10 for assumptions used to value the warrants. The Company amortizes the discount under the effective interest method over the term of the respective note. The Company evaluated the promissory notes that were converted into convertible notes and determined there was no accounting impact as a result of the modifications. The Company analyzed the conversion options in the convertible note payables for derivative accounting consideration under ASC 815 and determined that the transactions do not qualify for derivative treatment.

Five-year Minimum Payments
2022	$8,308
2023	$100
2024	-
2025 and thereafter	465
Total	$8,873

(a) Notes payable due to related parties as of December 31, 2021 and December 31, 2020:

	December 31,	December 31,
	2021	2020
In May 2016, the Company issued an unsecured promissory note to a related party in the amount of $100 with a maturity date of October 2016 and an annual interest rate of 9%. In May 2021, June 2021 and August 2021, a total of $21 was reduced for payment of warrants exercised in lieu of cash proceeds (see note 10(a)). The promissory note is past due and payable upon demand as of December 31, 2021.	$79	$100

In August 2017, the Company issued an unsecured promissory note to a related party in the amount of $200 with a maturity date of August 2019 and an annual interest rate of 8%. The promissory note is past due and payable upon demand as of December 31, 2021.	200	200

In April 2018, the Company issued an unsecured promissory note to a related party in the amount of $500 with a maturity date of May 2018 and an annual interest rate of 9%. In connection with the note issuance the Company issued warrants to purchase 14,677 shares of common stock at an exercise price of $10.22. The Company recorded a discount related to the warrants in the amount of $84. In May 2018 the Company issued additional warrants to purchase 4,892 shares of common stock at an exercise price of $10.22. In July 2021, an agreement was signed converting the promissory note into a convertible note. Refer to table (c).	-	500

F-13

In May 2018, the Company issued an unsecured promissory note to a related party in the amount of $100 with a maturity date of May 2019 and an annual interest rate of 9%. In connection with the promissory note issuance the Company issued warrants to purchase 4,892 shares of common stock at an exercise price of $10.22. The Company recorded a discount related to the warrants in the amount of $25. The promissory note is past due and payable upon demand as of December 31, 2021.	100	100

In June 2018, the Company issued an unsecured promissory note to a related party in the amount of $150 with a maturity date of June 2019 and an annual interest rate of 9%. An amendment was signed, extending the maturity date to October 2020. In February 2021, an agreement was signed converting the promissory note into a convertible note. Refer to table (c)	-	150

In July 2018, the Company issued an unsecured promissory note to a related party in the amount of $100 with a maturity date of July 2019 and an annual interest rate of 9%. In August 2021, $3 was reduced for payment of warrants exercised in lieu of cash proceeds (see note 10(a)). The promissory note is past due and payable upon demand as of December 31, 2021.	97	100

In December 2018, the Company issued an unsecured promissory note to a related party in the amount of $155 with a maturity date of April 2020 and an annual interest rate of 9%. As per the monthly payment terms of the agreement were not paid and $30 is due as of December 31, 2020, and included in accounts payable. In February 2021, an agreement was signed converting the promissory note and accounts payable into a convertible note. Refer to table (c)	-	112

In October 2019, the Company issued an unsecured promissory note to a related party in the amount of $200 with a maturity date of October 2020 and an annual interest rate of 10%. In February 2021, an agreement was signed converting the promissory note into a convertible note. Refer to table (c)	-	200

In December 2019, the Company issued an unsecured promissory note to a related party in the amount of $300 with a maturity date of March 2020 and an annual interest rate of 10%. In October 2021, the remainder due on the promissory note was fully repaid.	-	200

In July 2021, the Company issued an unsecured promissory note to a related party in the amount of $150 with a maturity date due on demand but no earlier than September 30, 2021. A payment of $85 was applied to the principal in October 2021. The note earns interest at 10% and is outstanding as of December 31, 2021.	65	-

In July 2021, the Company issued an unsecured promissory note to a related party in the amount of $35 with a maturity date due on demand but no earlier than September 30, 2021. The note earns interest at 10% and is outstanding as of December 31, 2021.	35	-

Notes payable due to related parties	$576	$1,662
Total notes payable due to related parties	$576	$1,662

F-14

(b) Note payable due as of December 31, 2021 and December 31, 2020:

	December 31,	December 31,
	2021	2020
In December 2017 the Company entered into an unsecured promissory note for $150, bearing interest at a rate of 10% per annum, with a maturity date of July 2022. As per the monthly payment terms of the agreement which were not paid and $34 is due as of December 31, 2021 and 2020 and included in accounts payable. In August 2021, $78 was reduced for payment of warrants exercised in lieu of cash proceeds (see note 10(a)). The promissory note is outstanding as of December 31, 2021.	$15	$94

In September 2018 the Company entered into an unsecured promissory note for $100, bearing interest at a rate of 10% per annum, with a maturity date of October 2023. The promissory note is outstanding as of December 31, 2021.	100	100

In May 2020, the Company entered into an unsecured loan agreement with Union Bank for $314 pursuant to the Paycheck Protection Program (PPP) with the Small Business Association. The loan has a maturity date of May 2022 and bears interest at 1% per annum. In September 2021, the Company received full forgiveness for the outstanding loan. The gain on the forgiveness is included in other income on the income statement.	-	314

In November 2020, the Company entered into an -secured loan agreement with the Small Business Association via the Economic Injury and Disaster Loan program (EIDL) for $160, bearing interest at a rate of 3.75% per annum, with a maturity date of November 2050. The loan has a general security interest in the Company’s collateral.	160	160

In March 2021, the Company entered into an unsecured loan agreement with Union Bank for $314 pursuant to the Paycheck Protection Program (PPP) with the Small Business Association. The loan has a maturity date of March 2, 2026 and bears interest at 1% per annum. The PPP loan is eligible for forgiveness under the terms of the CARES Act, wherein each Borrower can apply for and be granted forgiveness for all or a portion of the PPP Loan. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds in accordance with the terms of the CARES Act. No assurance is provided that any Borrower will obtain forgiveness under any relevant PPP Loan in whole or in part.	314	-

Total notes and SBA loan payables	$589	$668
Less notes and SBA loan payables – current	(9)	-
Total notes and SBA loan payables, net of current	$580	$668

F-15

(c) Convertible notes due as of December 31, 2021 and December 31, 2020:

	December 31,	December 31,
	2021	2020

During 2019, the Company opened a round of unsecured convertible note financing. The round has a Maturity Date of September 6, 2021 with an interest component of 10%. On September 3, 2021 the Board extended the Maturity Date to the earlier of a) February 28, 2022 b) upon the consummation of deemed liquidation. The round includes Put Features for subscribers, the terms of which are dependent upon the amount invested. At maturity the principal and accrued interest of convertible notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00, in any case rounded down to the nearest whole share of the common stock as of the date of conversion. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time the Notes are outstanding prior to the Maturity Date, the Holder may (a) elect to convert the Outstanding Balance into Equity Securities. Conversion price equal to the highest cash price paid for the Nonqualified Equity Securities or (b) Convertible into common stock at a conversion price equal to the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion

Included in this round, the Company issued an unsecured convertible note in September 2019 in the amount of $250 with a maturity date of the earlier of February 2022 or consummation of a deemed liquidation and an annual interest rate of 10% to a related party. In connection with the convertible note issuance the Company issued warrants to purchase 12,916 shares of common stock at an exercise price of $10.22. The Company recorded a discount related to the warrants in the amount of $65. The Company also recognized a beneficial conversion feature of $64 that will be amortized over the life of the note using the effective interest method. The convertible note is outstanding as of December 31, 2021.	$250	$250

Included in the round, the Company issued 32 unsecured convertible notes between January 2020 - December 2020 for an aggregate amount of $1,950. Between January 2021 – December 2021, the Company issued 22 unsecured convertible notes for an aggregate total of $1,766. All convertible notes have a maturity date of the earlier of February 2022 or consummation of a Deemed Liquidation and an annual interest rate of 10%, except for two notes totaling $201 due in August 2023. In connection with the 2020 convertible note the Company issued warrants to purchase 25,000 shares of common stock at an exercise price of $10.22. The warrants were offered as a subscription incentive. The Company recorded a discount related to the warrants in the amount of $3. The Company also recognized a beneficial conversion feature of $3 that will be amortized over the life of the note using the effective interest method. Beneficial conversion feature of $18 was in excess of the convertible debt proceeds and therefore was not recognized. The number of warrants granted to each convertible note holder was dependent upon the principal amount of the investor’s note. Total funds in convertible notes issued during the year ended December 31, 2021 and December 31, 2020 were $1,766 and $1,950, respectively.	5,050	3,284

In June 2019, the Company issued an unsecured convertible note to a related party in the amount of $500 with a maturity date of the earlier of February 2022 or consummation of a deemed liquidation and an annual interest rate of 10%. The conversion price per share is $9.00. In connection with the convertible note issuance the Company issued warrants to purchase 27,777 shares of common stock at an exercise price of $9.00. The Company recorded a discount related to the warrants in the amount of $139. The Company also recognized a beneficial conversion feature of $139 that will be amortized over the life of the note using the effective interest method. In the event the Note has not been repaid or converted prior to the Maturity Date, then upon the Maturity Date, the Outstanding Balance shall automatically convert into that number of shares of Common Stock determined by dividing the Outstanding Balance by the Conversion Price, $9.00. The convertible note is outstanding as of December 31, 2021.	500	500

In January 2020, the Company issued an unsecured convertible note to a related party in the amount of $250 with a maturity date earlier of January 2022 or consummation of a deemed liquidation and an annual interest rate of 10%. The convertible note is outstanding as of December 31, 2021. On September 3, 2021 the Board extended the Maturity Date to February 28, 2022. At maturity the principal and accrued interest of convertible notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time the note is outstanding prior to the maturity date, the holder may elect to convert the outstanding balance into common stock at the higher of a sale of (A) common stock or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion.	250	250

F-16

In September 2020, the Company issued an unsecured convertible note to a related party in the amount of $250 with a maturity date of September 2022 and an annual interest rate of 10%. The convertible note is outstanding as of December 31, 2021 At maturity the principal and accrued interest of convertible notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00.If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time the note is outstanding prior to the maturity date, the holder may elect to convert the outstanding balance into common stock at the higher of a sale of common stock or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion	250	250

In August 2018, the Company issued two unsecured convertible notes in the amount of $63 each with a maturity date of August 2020 and an annual interest rate of 10% The notes have a conversion price equal to the lesser of (1) by dividing the outstanding balance by a conversion price equal to the fair market value per share of Common Stock as of the date of conversion as determined by the higher of the price per share for the most recent (A) sale of common stock to a third party investor by the Company on or prior to date of conversion, or (B) grant of options to an employee or service provider, or (2) $10.22 per share. Upon the maturity date, any outstanding balance shall automatically convert to shares of common stock determined by the conversion price. The convertible notes are outstanding as of December 31, 2021.	125	125

In November 2020, the Company issued an unsecured convertible note to a related party in the amount of $100 with a maturity date of December 2022 or upon the consummation of a deemed liquidation. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 85% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note earns interest at 10% and is outstanding as of December 31, 2021.	100	100

F-17

In February 2021, the Company issued an unsecured convertible note to a related party of $150 which was converted from a promissory note (Refer to table (a)), with a maturity of December 2022, or upon a deemed liquidation and an interest rate of 10% per annum. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 85% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note is outstanding as of December 31, 2021.	150	-

In February 2021, the Company issued an unsecured convertible note to a related party of $142 which was converted from a $112 promissory note and $30 accounts payable (Refer to table (a)), with a maturity of December 2022, or upon a deemed liquidation and an interest rate of 10% per annum. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 85% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note is outstanding as of December 31, 2021.	142	-

In February 2021, the Company issued an unsecured convertible note to a related party of $228 which was converted from a $200 promissory note and additional $28 principal (Refer to table (a)), with a maturity of December 2022, or upon a deemed liquidation and an interest rate of 10% per annum. Prior to maturity, the related party may elect the conversion upon a Company Financing or as a Voluntary Conversion wherein the conversion price would be equal to 85% of the highest cash price paid for the securities sold in the financing to other investors.	228	-

In January 2021, $38 in accounts payables due to a related party was transferred into an unsecured convertible note, with a maturity of December 2022, or upon a deemed liquidation and an interest rate of 3% per annum. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 100% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion.	38	-

F-18

In February 2021, the Company issued an unsecured convertible note to a related party in the amount of $30 with a maturity date of February 2023 or upon the consummation of a deemed liquidation. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At maturity the principal and accrued interest of convertible notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00. At any time the note is outstanding prior to the maturity date, the holder may elect to convert the outstanding balance into common stock at the higher of a sale of common stock or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note earns interest at 10% and is outstanding as of December 31, 2021.	30	-

In July 2021, the Company issued an unsecured convertible note to a related party in the amount of $600, of which $500 was converted from a promissory note (Refer to table (a)), with a maturity date of December 2022 or upon the consummation of a deemed liquidation. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 85% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note earns interest at 10% and is outstanding as of December 31, 2021.	600	-

Total convertible notes payable	$7,713	$4,759
Less discounts	(5)	(670)
Less current portion of convertible notes to third parties	(4,974)	(3,037)
Less current portion of convertible notes to related parties	(2,503)	(952)

Total convertible note payables, net of current portion	$231	$100

F-19

(7)	Deferred Compensation and Postemployment Benefits

As of December 31, 2021 and December 31, 2020, the Company had accrued for the following on the accompanying balance sheets:

	December 31, 2021	December 31, 2020
Deferred Executive Compensation	$6,582	5,319
Deferred compensation, current	—	—
Postemployment benefits, current	6,738	6,645

Total deferred compensation and postemployment benefits, current	13,320	11,964

Deferred compensation, noncurrent	9,100	9,100
Postemployment benefits, noncurrent	5,477	5,269

Total deferred compensation and postemployment benefits	$27,897	26,333

As of December 31, 2021, the Company scheduled payments of the balances of deferred compensation and postemployment benefits over the following years:

	Deferred Compensation	Post-employment benefits
2022	$6,582	6,738
2022	—	—
2023	—	—
2024	—	—
Thereafter	9,100	5,477
Total	$15,682	12,215

Deferred Compensation

The Company has established deferred cash compensation arrangements with certain of the Company’s current or former executive officers through individual employment or related severance agreements. Authoritative guidance for compensation indicates that if elements of both current and future services are present in a deferred compensation plan, only the portion applicable to the current services shall be accrued. The Company had accrued a total of $15,682 and $14,419 as of December 31, 2021 and December 31, 2020, respectively, relating to these deferred compensation arrangements. The majority of the accrued balance at December 31, 2021 and December 31, 2020 is associated with services provided by participants prior to December 31, 2014, when the Company was in its early clinical development stage. Deferred compensation is not discounted because at the end of each reporting period, the aggregate amount of deferred compensation accrued equals the then present value of the benefit expected to be paid to the participants, as required by authoritative guidance.

Payment of accrued deferred compensation amounts relating to current or past services is contingent on the Company having sufficient funds to pay deferred compensation amounts such that payment does not jeopardize the Company’s ability to continue as a going concern, as determined by the Company’s board of directors, and as outlined in the respective employment or related severance agreements with each participant. At such time as the Company may have sufficient liquid assets in the future to pay accrued deferred compensation and, such that payment of deferred compensation would not jeopardize the Company’s ability to continue as a going concern, it is expected that these liabilities will be settled. Amounts that the Company anticipates will be settled within one year of December 31, 2021 primarily relating to the terms outlined in specific severance agreements with former executive officers are classified as current liabilities, with the remaining amounts classified as long-term liabilities on the accompanying balance sheets.

Payments of the noncurrent deferred compensation balance outstanding at December 31, 2021 are contingent on the Company having sufficient funds as disclosed.

Postemployment Benefits

On September 30, 2016 the Company entered into employment agreements with several key executive employees. The agreements were established to allow them to be terminated at any time by the Company with or without cause upon written notice to the employee or by the employee for good reason or otherwise. The agreements represent an ongoing termination benefit arrangement, which entitles the employees to nonretirement postemployment benefits, such as wages and other benefits, from date of termination, whether voluntary on the part of the employee or involuntary (the Company has an obligation to make payments in either case), and also provide for payments to be made under certain conditions related to a change in control of the Company. Pursuant to authoritative guidance, an employer that provides contractual termination benefits shall recognize a liability when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. The cost of termination benefits recognized as a liability shall include the amount of any lump-sum payments and the present value of any expected future payments.

F-20

The Company has recorded accruals for nonretirement postemployment benefits based on annual salaries and bonuses that would be paid in the event of voluntary terminations by key executive employees as of December 31, 2021 and December 31, 2020 totaling $12,215 and $11,914, respectively. The liabilities have not been discounted. On August 1, 2017 payments under the original agreement were not made. Beginning on March 5, 2018 and through June 1, 2020, the Company and key executives entered into multiple deferral agreements primarily through an arbitration process that resulted in adjustments to scheduled payments of principal and interest (12% on outstanding balances). The deferral agreements were triggered due to non-payment. Nominal amounts of principal were paid during the years ended December 31, 2021 and December 31, 2020. In accordance with the Deferral Agreement on June 1, 2020, all payments to the two former executive employees were retroactively applied to interest and not principal. Amounts that the Company anticipates will be settled within one year of December 31, 2021, primarily relating to the terms outlined in specific severance agreements with former executive officers, are classified as current liabilities, with the remaining amounts classified as long-term liabilities on the accompanying balance sheets. Payments to be made under these agreements are not due until one year after the effective termination date of the employees entitled to these benefits and are settled over a period of time not to exceed three years from the effective termination dates via lump sum payments.

The Company has not recorded any accruals for postemployment benefits that would be payable in the event of involuntary terminations because such amounts are not considered probable as of December 31, 2021. The Company has also not recorded any accruals for postemployment benefits for medical coverage to be paid in some circumstances up to five years after the effective termination dates of certain key executive employees as such amounts are not currently probable and cannot be estimated as of December 31, 2021.

(8)	Commitments and Contingencies

The Company has or is subject to the following commitments and contingencies:

(a)	Employment Agreements

In addition to the terms of the employment agreements described in note 7 associated with deferred compensation and postemployment benefits, executive employment agreements with key executives outline compensation to be paid in exchange for services including salaries, annual incentive bonuses and stock option grants. As of December 31 2021, an executive officer of the Company has earned $12,560 in four of four guaranteed annual bonuses payable in years 2017 through 2020, and elected to defer those amounts due to be paid. The Company also accrued $520 in 2021 and 2020 for bonus arrangements with certain employees relating to the successful licensing of its intellectual property and other key milestones in the future. A balance of $13,380 and $13,900 owed to four individuals was included in accrued and other current liabilities on the accompanying balance sheets at December 31, 2021 and December 31, 2020, respectively.

In November 2021, the Company settled outstanding bonuses and deferred compensation of $1,198 with certain employees, granting them options totaling $2,350 in aggregate, see note 11(a).

(b)	CEO Common Stock Bonus in the Event of an IPO

The employment agreement with the Company’s CEO includes a potential one time equity bonus to be paid by granting a variable number of shares of common stock in the event of a future initial public offering (IPO) of the Company’s stock. To receive the equity bonus the CEO must be employed at the time of an IPO, and the Company’s initial market capitalization at the time of the IPO must greater than or equal to $1 billion for any equity bonus to be paid. The ultimate number of shares to be granted is also dependent on several factors including the CEO’s total annual compensation at the time as well as the average total annual compensation at that time of three CEOs of other publicly traded, similarly situated biotechnology companies with equivalent market capitalizations. The number of shares to be received by the CEO increases as a factor of his total annual compensation depending on the size of the initial IPO market capitalization, up to a market capitalization of at least $5 billion.

The potential bonus to be paid in a variable number of shares is treated as a cash bonus award to be settled in shares of the Company’s stock (a share-settled liability) subject to the authoritative guidance in ASC Topic 450, Contingencies, and ASC Topic 710, Compensation. No compensation expense or accrual will be recognized in the Company’s financial statements for this cash bonus award until and if an IPO meeting all of the conditions outlined in the employment agreement triggering the payment of this share-settled liability occurs.

F-21

(c)	Leases

The Company is party to lease agreements for headquarters and research facilities located in Seattle, Washington that are classified as operating leases. The Company has irrevocable standby letters of credit with a bank issued to the Company’s landlord. The letter of credit is secured by $200 in cash funds controlled by the Company and is classified as other long term assets on the accompanying balance sheets as of December 31, 2021 and 2020. The letter of credit is renewable annually and expired on January 31, 2022.

Rental expense for facilities under operating leases was $399 and $523 for the years ended December 31, 2021 and December 31, 2020, respectively. Due to the coronavirus epidemic, the Company negotiated deferral agreements with two leaseholders in 2020. The accrued liability of $270 due the two leaseholders is current and outstanding as of December 31, 2021 and reported within accounts payable in the balance sheet.

Future minimum lease payments are as follows for the years ending December 31:

Operating leases
2022	206
2023	229
2024	198
Total	$633

(d)	Collaborative Agreements

A collaborative arrangement is a contractual arrangement that involves a joint operating activity. A contract with a collaborator or a partner is in the scope of ASC 606 if the counterparty meets the definition of a customer for part or all of the arrangement. If the counterparty is not considered a customer, these arrangements follow the guidance in ASC Topic 808, Collaborative Arrangements, or other authoritative literature. Arrangements accounted for under ASC 808 can involve two or more parties who are considered collaborators but not customers, and are both: (i) active participants in the activity; and (ii) exposed to significant risks and rewards dependent on the commercial success of the activity.

The Company enters into collaborative arrangements from time to time for the research and development, manufacture and/or commercialization of its products and/or product candidates.

To date the Company’s collaborative arrangements have included any development and commercial performance milestone payments, cost sharing, royalty payments and/or profit sharing. The Company’s collaboration agreements to date have been performed with no guarantee of either technological or commercial success and each is unique in nature.

(e)	Exclusive License Agreement

In 2017 the Company entered into an exclusive patent license agreement for use of the Company’s technology in a specific territory and in a specific field by a third party. The Company received a $3,000 up-front payment under the agreement. Up front fees are non-refundable and non-cancellable. The Company evaluated the license agreement under ASC 606-10-55-62 and concluded that neither of the criteria exist. The agreement also included further payments the Company could receive contingent on meeting certain milestones. Under the agreement the Company can receive royalties for use of the patents in certain products sold. There were no revenues in 2021 and 2020.

(f)	Exclusive Distribution Agreement

In 2019 the Company entered into an exclusive distribution agreement with a seven-year term and an automatic annual renewal after the initial term, unless terminated prior to renewal, where the Company can earn revenues as a supplier for the third party’s exclusive distribution of the licensed technology in the respective territory. The agreement included an up-front payment to the Company of $50 with further payments contingent on meeting certain milestones. Up front fees are non-refundable and non-cancellable. The Company evaluated the license agreement under ASC 606-10-55-62 and concluded that neither of the criteria exist. There were no revenues during the years ending December 31, 2021 or 2020.

(g)	Exclusive License Agreement

In 2019, the Company entered into multiple exclusive license agreements with their former subsidiary, Hapbee Technologies, Inc. for use of the technology. The license agreements required upfront payments of $1,530 and royalties based on Hapbee sales of product utilizing the licensed technology. Upfront fees are non-refundable and non-cancellable. The Company evaluated the license agreement under ASC 606-10-55-62 and concluded that neither of the criteria exist. During 2020, the Company received $702 from Hapbee Technologies, the remainder due from the $1,530 upfront license agreement fee, signed in 2019. The license agreements have an initial term of twenty years.

In 2021, the Company entered into two exclusive license agreements with Hapbee Technologies, Inc. for the use of the technology. The license agreements required an upfront payment of $10 each and royalties based on Hapbee sales of product utilizing the licensed technology. The license agreements have an initial term of twenty years. The $20 in revenues was included in license revenue on the accompanying statements of operations at December 31, 2021.

F-22

Royalty Revenues

In accordance with two licensing agreements with a related party, the Company has collected royalty revenues in the amount of $221 and $113,during the years ended December 31, 2021 and December 31, 2020, respectively.

(h)	Consulting Agreements

In 2016, the Company entered into a consulting agreement with a director of the Company for the performance of services related to ongoing research and intellectual property development. During the years ended December 31, 2021 and December 31, 2020, the Company paid $17 and $45 in accordance with this agreement, respectively. A balance of $89 and $83 owed to the director was included in accounts payable on the accompanying balance sheet at December 31, 2021 and December 31, 2020, respectively.

(i)	Legal Matters and Arbitration

The Company is subject from time to time to other legal proceedings and claims arising in the ordinary course of business. At this time, the Company does not believe that the resolution of any such matters will have a material adverse effect on its financial position, results of operations or cash flows.

(9)	Convertible Preferred Stock

The Company’s amended articles of incorporation provide that it has authorized for issuance 10,000,000 shares of classes of preferred stock, with a par value of $0.001 per share. Shares of preferred stock may be issued in one or more series, with designations, preferences, and limitations established by the Company’s board of directors.

The Company’s Series A convertible preferred stock consists of 1,817,333 authorized shares and cannot be increased or decreased. As of both December 31, 2021 and December 31, 2020 the Company had issued 1,817,225 of Series A convertible preferred stock in exchange for cash or the conversion of promissory notes.

The Series A-1 convertible preferred stock consists of 2,400,000 authorized shares and cannot be increased or decreased. As of both December 31, 2021 and December 31, 2020, the Company had issued approximately 2,400,000 shares of Series A-1 convertible preferred stock in exchange for cash or the conversion of promissory notes.

The Company did not incur any significant financing costs with respect to the issuance of its Series A or Series A-1 convertible preferred stock.

	December 31, 2021
	Authorized shares	Shares outstanding	Shares issuable upon conversion	Carrying amount	Liquidation preference
Series A	1,817,333	1,817,225	1,817,225	1,236	3,066
Series A-1	2,400,000	2,399,997	3,839,994	18,000	18,000
Totals	4,217,333	4,217,222	5,657,219	19,236	21,066

	December 31, 2020
	Authorized shares	Shares outstanding	Shares issuable upon conversion	Carrying amount	Liquidation preference
Series A	1,817,333	1,817,225	1,817,225	1,236	2,967
Series A-1	2,400,000	2,399,997	3,839,994	18,000	18,000
Totals	4,217,333	4,217,222	5,657,219	19,236	20,967

(a)	Ranking

Each series of preferred stock has liquidation and dissolution preferences over, and restricts the payment of dividends to, other equity securities of the Company including its common stock. The Series A-1 convertible preferred stock has liquidation and dissolution preferences over Series A convertible preferred stock and common stock. Series A convertible preferred stock has liquidation and dissolution preferences over common stock.

F-23

(b)	Dividends

Cash dividends are payable only when, as and if declared by the Company’s board of directors on the Series A and Series A-1 convertible preferred stock. Any such dividends shall not be cumulative.

The Series A-1 convertible preferred stockholders hold a dividend preference over other holders. The Series A-1 convertible preferred stock dividend preference gives the Series A-1 convertible preferred stockholders the right to receive dividends prior and in preference to declaration or payment of any dividend on the Series A convertible preferred stock or the Company’s common stock, at a rate of $7.50 per share.

The Series A convertible preferred stockholders hold a dividend preference over certain other holders. The Series A dividend preference gives the Series A convertible preferred stockholders the right to receive dividends prior and in preference to declaration or payment of any dividend on the Company’s common stock, at a rate of $0.68 per share.

The Series A and Series A-1 convertible preferred stock and convertible preferred stock dividend preferences are not cumulative. This right is received only when, as and if declared by the board of directors. The Series A and A-1 convertible preferred stock dividend preferences shall be deemed waived upon conversion of the Series A and Series A-1 convertible preferred stock into common stock.

(c)	Redemption

The Series A and Series A-1 convertible preferred stock do not contain mandatory redemption features.

Any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, constitutes a liquidation, including a deemed liquidation including the sale of all or substantially all of the Company’s assets or the acquisition of the Company by means of a merger, consolidation, share exchange, or reorganization that transfers voting control in excess of fifty percent (50%) of the Company’s voting power. This triggers the payment of liquidation preference amounts under the terms of the preferred stock designations. These liquidation characteristics do not require classification of any outstanding series of convertible preferred stock outside of the shareholders’ equity/deficit section of the accompanying balance sheets as there are no factors associated with a liquidation considered to be outside the control of the Company. As such, the Series A and Series A-1 convertible preferred stock are classified as a component of stockholders’ equity/deficit.

(d)	Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A-1 convertible preferred stock shall receive, prior and in preference to any distribution of the assets to holders of the Company’s Series A convertible preferred stock and common stock an amount per share equal to $7.50, plus declared but unpaid dividends, if any. If the assets and funds are insufficient to pay this liquidation preference, then the entire assets or funds of the Company will be distributed evenly to holders of Series A-1 convertible preferred stock.

Holders of Series A convertible preferred stock shall receive, prior and in preference to any distribution of the assets to holders of the Company’s common stock an amount per share equal to $0.68, plus an amount equal to 8% per annum on the issue price plus declared but unpaid dividends, if any. As of December 31, 2021 and December 31, 2020, the liquidation preference of each share of Series A convertible preferred stock is $1.69 and $1.63, respectively. If the assets and funds are insufficient to pay this liquidation preference, then the entire assets or funds of the Company will be distributed evenly to holders of Series A convertible preferred stock.

Once all of the above has occurred, the remaining assets will be distributed to holders of the Company’s common stock on a pro rata basis.

(e)	Voting Rights

Holders of shares of each of the series of convertible preferred stock shall have the right to vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled, together with the holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

(f)	Conversion Rights

Each share of Series A and Series A-1 convertible preferred stock shall be convertible, at the option of the holder thereof, into common stock as determined at a ratio of 1:1 and 1:1.6, respectively. These ratios will be adjusted for payment of all or any portion of any stock split, dividend, combination, or other recapitalization as defined.

F-24

Further, each share of Series A and Series A-1 convertible preferred stock shall automatically be converted into common stock (i) with the approval, by affirmative vote, written consent or agreement, of the holders of a majority of the then outstanding Series A convertible preferred stock or Series A 1 convertible preferred stock, voting together as a class, (ii) upon the prior voluntary conversion of a majority of the Series A or A-1 convertible preferred stock, or (iii) immediately prior to the closing of an underwritten initial public offering of common stock.

(10)	Common Stock

The Company’s amended articles of incorporation provide for authorization to issue 40,000,000 shares of common stock, with a par value of $0.001 per share. Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the outstanding series of convertible preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company. The holders of shares of common stock are entitled to one vote for each share held.

(a)	Proceeds from Issuance of Common Stock

No cash proceeds from the sale of common stock were received during the years ended December 31, 2021 and December 31, 2020.

During the year ended December 31, 2020, 240 options were exercised for cash proceeds of $3. No options were exercised during the year ended December 31, 2021. During the year ended December 31, 2021, 837,556 warrants were exercised for cash proceeds of $1,638 and 127,750 warrants were exercised on a cashless basis. During the year ended December 31, 2021, 49,098 warrants exercised for the reduction in debt $102 in lieu of cash proceeds. (see note 6(a)). No warrants were exercised in 2020.

During the year ended December 31, 2020, one convertible note reached maturity on August 12, 2020 and triggered the conversion of the outstanding note, including accrued interest. This note converted at a total of $898 into 87,937 shares of Common Stock. No convertible notes were converted during the year ended December 31, 2021.

During year ended 2019, the Company’s subsidiary, Hapbee Technologies, Inc., received cash proceeds of $2,900 net of $24 issuance cost for the sale of 13,050,000 common stock shares to investors. The CEO of Hapbee Technologies, Inc. was issued 16,875,000 shares of common stock. The shares were retroactively adjusted at a 4.5:1 forward split effective on June 15, 2020 from their original issuance.

(b)	Shares Reserved for Issuance

The following shares of common stock were reserved for issuance at December 31:

	Shares
	December 31,2021	December 31,2020
Series A convertible preferred stock issued and outstanding	1,817,225	1,817,225
Series A-1 convertible preferred stock issued and outstanding	3,839,994	3,839,994
Stock options approved to be issued from 2016 Stock Incentive Plan	4,370,701	3,045,246
Common stock warrants issued and outstanding	644,024	1,778,617
	10,671,944	10,481,082

(c)	Stockholder Agreements

The Company, the founding stockholders, and other stockholders are party to a Right of First Refusal and Co Sale Agreement that provide for certain restrictions on the transfer of Company stock. The Company has the right of first refusal if any stockholder owning stock wishes to dispose of their stock; the founding stockholders have the right of second refusal on such shares in their pro rata share of ownership.

F-25

(d)	Common Stock Warrants

During the year ended December 31, 2020, the Company issued warrants in connections with certain debt issuances totaling 25,000. See note 6 for identification of warrants respective terms issued and applied debt discounts (see note 6).

During the year ended December 31, 2020, the Company issued warrants for services totaling 250,000 at an exercise price of $2.00 with an expiration term of 7 years. The Company calculated the fair value using the Black Scholes option pricing model totaling $2,231, the amount is included in stock based compensation expense in the accompanying statements of operations.

During the year ended December 31, 2021, the Company issued warrants for services totaling 10,000 at an exercise price of $10.22 with an expiration term of 7 years. The Company calculated the fair value using the Black Scholes option pricing model totaling $65, the amount is included in stock based compensation expense in the accompanying statements of operations.

In July 2021, the Company offered to a warrant holder an inducement to exercise all or a portion of their warrant for a reduced exercise price from $13.35 per share to $2.00 per share. The warrant holder accepted the inducement offer in August 2021 and subsequently exercised 120,000 shares under the warrant agreement. The inducement resulted in a modification to the award. The Company calculated the fair value of the inducement using the Black-Scholes option pricing model and recognized expense for the difference in fair value of the modified warrant and the fair value of the warrant immediately before modification of $831, which has been recorded as an inducement expense during the year ended December 31, 2021. Assumptions used in the Black-Scholes option pricing model are consistent with those used in its stock based compensation calculations disclosed in Note 11(a).

The fair market value of warrants issued during the years ended December 31, 2021 and December 31, 2020 was determined using the Black-Scholes option pricing model. The assumptions are the same as those used to value the Company’s stock option awards. The Company recognized $2,406 in stock-based compensation expense for non-employee warrants in the accompanying statements of operations for the year ended December 31, 2020. See note 11.

A summary of the warrants as of December 31, 2021 and December 31, 2020 and the changes during the years ended December 31, 2021 and December 31, 2020 are presented below:

		Weighted	Weighted
		average	average
	Number	exercise	contractual
	of warrants	price	life in years
Balance at December 31, 2019	1,507,373	10.19	5.78
Granted	286,700	5.00	5.83
Exercised	—	—
Expired	(15,456)	1.48
Balance at December 31, 2020	1,778,617	9.07	5.00
Granted	10,000	2.00	—
Exercised	(995,343)	9.11
Expired	(149,250)	3.92
Balance at December 31, 2021	644,024	10.07	4.02

At December 31, 2021 and December 31, 2020 there was $0 and $2,888 intrinsic value of the outstanding stock warrants, respectively.

(11)	Stock Based Compensation

Equity Incentive Plan

As of December 31, 2021, the Company’s equity incentive plan included the 2002 Stock Incentive Plan as amended (the “2002 Plan”), the Company’s 2016 Stock Option Plan (the “2016 Plan”), and the Amended and Restated 2016 Equity Incentive Plan (the “Restated 2016 Plan”) (together, the “Plans”), and provide for the granting of incentive stock options, nonqualified stock options and restricted stock units.

Options granted under the Plans generally vest either immediately or over a period of one year from the date of grant with certain options granted in 2021 vest over four years, and generally expire seven years from date of grant. Options granted in November 2021 has an exercise price of $4.09 and the estimated fair value of the Company’s common stock at that time is $9.0. Restricted stock units are subject to time-vesting and liquidity event vesting.

F-26

As of December 31, 2021 and December 31, 2020, there were no shares available for grant under the 2002 Plan. As of December 31, 2021 and December 31, 2020, respectively, there were 1,129,299 and 1,771,131 shares available for the Company to grant under the 2016 Plan of 5,500,000 shares. Restricted stock units are subject to time-vesting and liquidity event vesting.

The grant date fair value of each option award is estimated on the date of grant using the Black Scholes Merton option pricing model. The options granted have a contractual term of 7 years. The Company uses the contractual term to determine the expected term of employee and nonemployee grants. The Company uses comparable peer group public company data to estimate the expected volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company accounts for forfeitures as they occur; as such, the Company does not estimate forfeitures at the time of grant.

(a)	Stock Option Awards

The table below sets forth the assumptions used on the date of grant for estimating the fair value of options granted to employees and non-employees during the years ended December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
Weighted average expected term (years)	7.00	7.00
Risk-free interest rate	1.32-1.46%	1.71-1.72%
Dividend yield	—	—
Volatility	70%	70%

Employees

The Company recognized 5,011 and $1,109 in stock-based compensation expense to employees in the accompanying statements of operations for the years ended December 31, 2021 and December 31, 2020, respectively.

As of December 31, 2021, the total unrecognized compensation expense related to unvested stock options granted to employees is $526 which is expected to be recognized over a period of 4 years.

Non-employees

The Company recognized $962 and $86 in stock-based compensation expense to nonemployees in the accompanying statements of operations for the years ended December 31, 2021 and December 31, 2020 respectively. There is no remaining unrecognized expense for nonemployee options as of December 31, 2021.

The following table summarizes the Company’s stock option activity for the years ended December 31, 2021 and December 31, 2020:

		Weighted	Weighted
		average	average
	Number	exercise	contractual
	of shares	price	life in years
Balance at December 31, 2019	3,950,319	12.08	4.31
Granted	—	—
Exercised	(240)	13.35
Forfeited	—	—
Expired	(221,210)	9.40
Balance at December 31, 2020	3,728,869	12.24	3.55
Granted	1,044,833	4.09
Exercised	—	—
Forfeited	(305,101)	11.25
Expired	(97,900)	7.50
Balance at December 31, 2021	4,370,701	10.46	3.61

As of December 31, 2021 and December 31, 2020, there is $5,163 and $374 intrinsic value of the outstanding stock options, respectively.

As of December 31, 2021, total stock options exercisable is 4,164,535.

F-27

There were no options granted to employees or non-employees in 2020 and 1,044,833 options granted to employees and non-employees during the year ended December 31, 2021. In addition, 347,101 options granted in 2021 were to reduce accrued bonus of $1,040 and deferred compensation of $158 with certain officers and employees.

The following tables reflects the components of stock-based compensation expense recognized in the accompanying statements of operations for the years ended December 31:

	Stock	Stock	Common stock	Common stock
	options –	options –	warrants –	warrants –
December 31, 2020	employees	nonemployees	employees	nonemployees	Total
Research & Development	269	—	—	—	269
General & Administrative	841	86	—	2,406	3,333
	1,110	86	—	2,406	3,602

	Stock	Stock	Common stock	Common stock
	options –	options –	warrants –	warrants –
December 31, 2021	employees	nonemployees	employees	nonemployees	Total
Research & Development	918	—	—	—	918
General & Administrative	4,093	962	—	65	5,120
	5,011	962	—	65	6,038

The weighted average grant date fair value of options granted during 2021 and 2020 was $6.73 and $10.12, respectively. There were 240 options exercised during 2020 and no options were exercised during the year ended December 31, 2021.

Subsidiary Shares

During 2019, the Company’s former subsidiary, Hapbee Technologies, issued 200,000 stock options as part of an advisory agreement with a consultant. The options were granted with an exercise price of $1.00, but not approved until January 2020.

(12)	Net Income (Loss) Per Share

Net income (loss) per share is presented in conformity with the two-class method required for multiple classes of common stock and participating securities. The participating securities include Series A and Series A-1 convertible preferred stock, as the holders of these series of preferred stock are entitled to receive a noncumulative dividend in preference to the common stockholders in the event that a dividend is declared on common stock. No dividend was declared on common stock in 2021 and 2020; therefore, there was no allocation of earnings to these participating securities for the year ended December 31, 2021 and 2020. The holders of Series A and Series A-1 preferred stock do not have a contractual obligation to share in the losses. As such, net income (loss) for the years ended December 31, 2021 and December 31, 2020 were not allocated to these participating securities.

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period and excludes any dilutive effects of common stock equivalent shares such as stock options, warrants, convertible notes, and convertible preferred stock. Diluted income (loss) per share is computed using the weighted average number of common shares outstanding and potentially dilutive common stock options, warrants, convertible notes, and convertible preferred stock.

F-28

The following table sets forth the reconciliation of the numerator and denominator utilized in the computation of basic and diluted net income (loss) per share attributable to common stockholders during the periods presented:

	December 31, 2021	December 31, 2020
Numerator
Net income (loss)	$(22,092)	$3,457
Participating securities:
Income allocated to participating securities	-	-
Net income (loss) attributable to common stockholders, for basic and diluted	$(22,092)	$3,457

Denominator
Weighted-average common shares outstanding, for basic computation	13,744,737	13,479,379
Assumed exercise of warrants, net of shares assumed reacquired under the treasury stock method	-	555,997
Assumed conversion of preferred stock under the if-converted method	-	5,657,219
Weighted average shares outstanding for diluted computation	13,744,737	19,692,595

Net income(loss) per share attributable to common stockholders, basic	$(1.61)	$0.26
Net income(loss) per share attributable to common stockholders, diluted	$(1.61)	$0.18

The following potentially dilutive shares of convertible preferred stock, convertible notes payable, and common stock options and warrants were not included in the calculation of diluted shares above as the effect would have been anti-dilutive:

	December 31, 2021	December 31, 2020
Convertible preferred stock	5,657,219	5,657,219
Convertible notes payable	654,093	423,734
Common stock options and warrants	551,628	1,159,264
Total	6,862,940	7,240,217

For the year ended December 31, 2021, common stock equivalents of 330,521 and 3,303,868, respectively, related to warrants and stock options were excluded from diluted earnings per share as the exercise price of these instruments was greater than the average price of the Company’s common stock price throughout the period. For the year ended December 31, 2020, common stock equivalents of 939,554 and 1,923,065, respectively, related to warrants and stock options were excluded from diluted earnings per share as the exercise price of these instruments was greater than the average price of the Company’s common stock price throughout the period.

(13)	Income Taxes

The Company’s income tax (benefit) expense was primarily comprised of tax at statutory rates offset by a full valuation allowance in the United States.

The Company’s effective income tax rate differs from the statutory federal income tax rate for the following reasons:

	2021	2020
Tax computed at the federal statutory rate of 21%	$(4,639)	$685
Credits	(13)	(49)
Nondeductible expenses and other	3,389	448
Uncertain tax positions	3	12
Valuation allowance	1,260	(1,096)

Income tax expense / (benefit)	-	-

Significant components of the Company’s deferred tax assets at December 31, 2021 and 2020 are shown below:

	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$16,957	$15,860
Research and development credits	1,701	1,695
Intangible assets	1,356	1,255
Deferred stock compensation	2,920	4,551
Deferred compensation and post-employment benefits	8,668	8,743
Reserves, accrued expenses, and other, net	126	99
Total deferred tax assets	31,728	32,203
Deferred tax liabilities:
Fixed assets	(7)	(42)
Unrealized Equity Investment Gain	(1,404)	(3,103)
Valuation allowance for deferred income tax assets	(30,317)	(29,058)
Net deferred tax assets	-	-

F-29

The change in the valuation allowance for deferred tax assets for the years ended December 31, 2021 and 2020 was an increase of $1,259 and a decrease of $1,403 respectively.

The Company has incurred losses from operations for the past three years. Due to the impact of these losses, expectation of income tax losses in the near term and the unpredictability of future forecasted results, along with other negative factors, the Company recorded a full valuation allowance in its deferred tax assets.

Pursuant to Internal Revenue Code Section 382 and 383, use of the Company’s net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

As of December 31, 2021, the Company had federal net operating loss carryforwards of approximately $80.7 million. The federal net operating losses will begin to expire in 2022, unless utilized. There are approximately $18.6 million of federal net operating losses that may be carried forward indefinitely. The Company also has federal research tax credit carryforwards of approximately $2.3 million, which will begin to expire in 2022, unless utilized.

Management has evaluated tax positions in accordance with FASB ASC 740. As of December 31, 2021 and 2020, the total amount of unrecognized tax benefits were $567 and $564, respectively. The Company does not anticipate any significant changes to the unrecognized tax benefits to occur in the next 12 months. The amount of unrecognized tax benefits are carried on the balance sheet as a reduction to the Company’s deferred tax assets. No interest or penalties are accrued related to the unrecognized tax benefits.

The Company files income tax returns in the United States and is no longer subject to examination for tax years ending before 2017. However, to the extent allowed by law, the tax authority may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating losses or credit carryforwards. At December 31, 2021 we were not under examination by the tax authority.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act allows net operating losses from the 2018, 2019 and 2020 tax years to be carried back up to five years, provided for an increased interest deduction for tax years 2019 and 2020, as well as the deferral of the employer portion of social security taxes. The Company has determined that the impact of the CARES Act is immaterial to the financial statements.

(14)	Subsequent Events

The Company has evaluated subsequent events and transactions through May 6, 2022, the date the financial statements were available for issuance and identified the below transactions that need to be reported.

In February 2022, the Company amended the maturity date conversion price per share to a price per share equal to the lesser of (1) the fair market value per share of common Stock on the maturity Date, as determined by the higher of the price per share for the most recent (A) sale of common stock to a third party investor by the Company on or prior to the maturity date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase common stock on or prior to the maturity date, or (2) $4.09. As a result, a total of $921 in principal and accrued interest were converted into 225,200 shares of common stock under the amended conversion terms of the notes. The remaining convertible promissory notes had their maturity dates extended to September 1 2022. These extended notes will continue to accrue interest under the original terms of the notes.

In 2022, the Company issued convertible promissory notes (“2022 Notes”) to unrelated parties totaling $685. The maturity date of the 2022 Notes is September 1, 2022. At maturity, principal and accrued interest under the 2022 Notes will be automatically converted into common stock at an exercise price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $4.09. At any time the Notes are outstanding prior to the maturity date, the holder may elect to convert the outstanding balance into common stock at the higher of the most recent sale of common stock or grant of stock options or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion . If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the 2022 Notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. The 2022 Notes accrue interest at 10.0% per annum.

In March 2022, the Company issued an unsecured promissory note to a related party in the amount of $300 with a maturity date of (a) July 2022 or (b) the date by which the Company completes a transaction for the purchase of its equity or debt securities for cash with the principal purpose of raising capital in an amount not less than $2,500, The note has a 10% interest rate.

F-30

In 2021, the Company offered warrant holders an inducement to exercise, or commit to do so, on or before December 23, 2021, all or a portion of their warrants for a reduced exercise price from the exercise price on the face of the warrant to $2.00 per share. The inducement resulted in a modification to the award. In January 2022, cash proceeds of $164 were received related to the exercise of warrants for 82,338 warrant shares.

In March 2022, the Company authorized for issuance stock options to certain officers and employees totaling 394,500 shares of common stock. The options were granted with an exercise price of $4.09. In addition, 428,534 options granted in 2022 were to reduce accrued bonus and deferred compensation of $1,753 with certain officers and employees. Of the total options granted 690,997 vested immediately, 99,037 vested on December 31, 2022, and the balance of 33,000 vest over 3 years.

In March 2022, the Company authorized the issuance of restricted stock units (“RSU”) totaling 2,200,000 shares of common stock of which 1,524,343 shares were granted in April 2022. The RSU’s vest 50% on the one year anniversary of the grant date, with 1/8th of the award vesting each quarter thereafter. The RSU’s will also vest upon a liquidity event, as defined in the RSU agreement as an IPO, merger or acquisition.

In March and April 2022, the Company amended executive employment agreements with four officers or employees of the Company. The amended employment agreements, among other matters, settled certain outstanding amounts owed to these individuals totaling $26,495 Other former officers and employees agreed to forgive a total of $2,858 in outstanding amounts owed to them.

In January 2022, the Company entered into a sublease agreement to lease office space in Bellevue, Washington under a non-cancelable lease which commenced in February 2022. The lease agreement expires in December 2024 and provides for aggregate future lease payments totaling $560.

F-31

[●] Shares of Common Stock

EMULATE THERAPEUTICS, INC.

PROSPECTUS

, 2022

Sole Bookrunner

EF Hutton,

a division of Benchmark Investments, LLC

, 2022

Through and including                   , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an estimate of the expenses (all of which are to be paid by the Company) that we may incur in connection with the securities being registered hereby.

Offering Expenses
SEC registration fee	$	[●]
FINRA filing fee	$	[●]
Nasdaq listing and filing fees		$5,000
Printing expenses		$7,000
Legal fees and expenses		$500,000
Accounting fees and expenses	$	[●]
Miscellaneous	$	[●]
Total	$	[●]

Item 14. Indemnification of Directors and Officers.

RCW 23B.08.320 permits a Washington corporation to, through its articles of corporation, eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, except for the following:

i. acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director;

ii. conduct violating RCW 23B.08.310 relating to unlawful distributions;

iii. any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled; and

iv. any act or omission occurring prior to the date when the provision in the articles of incorporation eliminating or limiting liability becomes effective.

RCW 23B.08.510 authorizes a Washington corporation to indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

i. the individual acted in good faith; and

ii. the individual reasonably believed (a) in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in its best interests, and (b) in all other cases, that the individual’s conduct was at least not opposed to its best interests; and

iii. in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

Notwithstanding the forgoing, a Washington corporation may not indemnify a director under RCW 23B.08.510 in connection with (a) a proceeding by or on behalf of the corporation in which the director RCW 23B.08.320 permits a Washington corporation to, through its articles of corporation, eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, except for the following:

i. acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director;

ii. conduct violating RCW 23B.08.310 relating to unlawful distributions;

iii. any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled; and

iv. any act or omission occurring prior to the date when the provision in the articles of incorporation eliminating or limiting liability becomes effective.

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In addition, our Bylaws provide that:

●	we are required to indemnify our directors and executive officers to the fullest extent not prohibited by Washington law or any other applicable law, subject to limited exceptions;

●	we may indemnify our other officers, employees and other agents as set forth in Washington law or any other applicable law;

●	we are required to advance expenses to our directors and executive officers as incurred in connection with legal proceedings against them for which they may be indemnified; and

●	the rights conferred in the amended and restated Bylaws are not exclusive.

Item 15. Recent Sales of Unregistered Securities.

The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act of 1933, (the “Securities Act”). All amounts below are stated in thousands.

During 2019, the Company opened a round of unsecured convertible note financing. The round has a Maturity Date of September 6, 2021 with an interest component of 10%. On September 3, 2021 the Board extended the Maturity Date to the earlier of a) February 28, 2022 b) upon the consummation of deemed liquidation. The round includes Put Features for subscribers, the terms of which are dependent upon the amount invested. At maturity the principal and accrued interest of convertible notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00, in any case rounded down to the nearest whole share of the common stock as of the date of conversion. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time the Notes are outstanding prior to the Maturity Date, the Holder may (a) elect to convert the Outstanding Balance into Equity Securities. Conversion price equal to the highest cash price paid for the Nonqualified Equity Securities or (b) Convertible into common stock at a conversion price equal to the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion

Included in this round, the Company issued an unsecured convertible note in September 2019 in the amount of $250 with a maturity date of the earlier of February 2022 or consummation of a deemed liquidation and an annual interest rate of 10% to a related party. In connection with the convertible note issuance the Company issued warrants to purchase 12,916 shares of common stock at an exercise price of $10.22. The Company recorded a discount related to the warrants in the amount of $65. The Company also recognized a beneficial conversion feature of $64 that will be amortized over the life of the note using the effective interest method. The convertible note is outstanding as of December 31, 2021.

Included in the round, the Company issued 32 unsecured convertible notes between January 2020 and December 2020 for an aggregate amount of $1,950. Between January 2021 and December 2021, the Company issued 22 unsecured convertible notes for an aggregate total of $1,766. All convertible notes have a maturity date of the earlier of February 2022 or consummation of a Deemed Liquidation and an annual interest rate of 10%, except for two notes totaling $201 due in August 2023. In connection with the 2020 convertible note the Company issued warrants to purchase 25,000 shares of common stock at an exercise price of $10.22. The warrants were offered as a subscription incentive. The Company recorded a discount related to the warrants in the amount of $3. The Company also recognized a beneficial conversion feature of $3 that will be amortized over the life of the note using the effective interest method. Beneficial conversion feature of $18 was in excess of the convertible debt proceeds and therefore was not recognized. The number of warrants granted to each convertible note holder was dependent upon the principal amount of the investor’s note. Total funds in convertible notes issued during the years ended December 31, 2021 and December 31, 2020 were $1,766 and $1,950, respectively.

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In June 2019, the Company issued an unsecured convertible note to a related party in the amount of $500 with a maturity date of the earlier of February 2022 or consummation of a deemed liquidation and an annual interest rate of 10%. The conversion price per share is $9.00. In connection with the convertible note issuance the Company issued warrants to purchase 27,777 shares of common stock at an exercise price of $9.00. The Company recorded a discount related to the warrants in the amount of $139. The Company also recognized a beneficial conversion feature of $139 that will be amortized over the life of the note using the effective interest method. In the event the Note has not been repaid or converted prior to the Maturity Date, then upon the Maturity Date, the Outstanding Balance shall automatically convert into that number of shares of Common Stock determined by dividing the Outstanding Balance by the Conversion Price, $9.00. The convertible note is outstanding as of December 31, 2021.

In January 2020, the Company issued an unsecured convertible note to a related party in the amount of $250 with a maturity date earlier of January 2022 or consummation of a deemed liquidation and an annual interest rate of 10%. The convertible note is outstanding as of December 31, 2021. On September 3, 2021 the Board extended the Maturity Date to February 28, 2022. At maturity the principal and accrued interest of convertible notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time the note is outstanding prior to the maturity date, the holder may elect to convert the outstanding balance into common stock at the higher of a sale of (A) common stock or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion.

In September 2020, the Company issued an unsecured convertible note to a related party in the amount of $250 with a maturity date of September 2022 and an annual interest rate of 10%. The convertible note is outstanding as of December 31, 2021 At maturity the principal and accrued interest of convertible notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00.If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time the note is outstanding prior to the maturity date, the holder may elect to convert the outstanding balance into common stock at the higher of a sale of common stock or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion

In August 2018, the Company issued two unsecured convertible notes in the amount of $63 each with a maturity date of August 2020 and an annual interest rate of 10% The notes have a conversion price equal to the lesser of (1) by dividing the outstanding balance by a conversion price equal to the fair market value per share of Common Stock as of the date of conversion as determined by the higher of the price per share for the most recent (A) sale of common stock to a third party investor by the Company on or prior to date of conversion, or (B) grant of options to an employee or service provider, or (2) $10.22 per share. Upon the maturity date, any outstanding balance shall automatically convert to shares of common stock determined by the conversion price. The convertible notes are outstanding as of December 31, 2021.

II-3

In November 2020, the Company issued an unsecured convertible note to a related party in the amount of $100 with a maturity date of December 2022 or upon the consummation of a deemed liquidation. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 85% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note earns interest at 10% and is outstanding as of December 31, 2021.

In February 2021, the Company issued an unsecured convertible note to a related party of $150 which was converted from a promissory note (Refer to table (a)), with a maturity of December 2022, or upon a deemed liquidation and an interest rate of 10% per annum. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 85% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note is outstanding as of December 31, 2021.

In February 2021, the Company issued an unsecured convertible note to a related party of $142 which was converted from a $112 promissory note and $30 accounts payable (Refer to table (a)), with a maturity of December 2022, or upon a deemed liquidation and an interest rate of 10% per annum. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 85% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note is outstanding as of December 31, 2021.

In February 2021, the Company issued an unsecured convertible note to a related party of $228 which was converted from a $200 promissory note and additional $28 principal (Refer to table (a)), with a maturity of December 2022, or upon a deemed liquidation and an interest rate of 10% per annum. Prior to maturity, the related party may elect the conversion upon a Company Financing or as a Voluntary Conversion wherein the conversion price would be equal to 85% of the highest cash price paid for the securities sold in the financing to other investors.

In January 2021, $38 in accounts payables due to a related party was transferred into an unsecured convertible note, with a maturity of December 2022, or upon a deemed liquidation and an interest rate of 3% per annum. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 100% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion.

In February 2021, the Company issued an unsecured convertible note to a related party in the amount of $30 with a maturity date of February 2023 or upon the consummation of a deemed liquidation. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At maturity the principal and accrued interest of convertible notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00. At any time the note is outstanding prior to the maturity date, the holder may elect to convert the outstanding balance into common stock at the higher of a sale of common stock or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note earns interest at 10% and is outstanding as of December 31, 2021.

II-4

In July 2021, the Company issued an unsecured convertible note to a related party in the amount of $600, of which $500 was converted from a promissory note (Refer to table (a)), with a maturity date of December 2022 or upon the consummation of a deemed liquidation. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time this Note is outstanding prior to the Maturity by a conversion price equal to 85% of the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. The convertible note earns interest at 10% and is outstanding as of December 31, 2021.

In connection with one of the 2020 and 2021 Notes, the Company issued warrants to purchase 25,000 shares of common stock at an exercise price of $10.22. The warrants were offered as a subscription incentive. The number of warrants granted to each holder of 2020 and 2021 Notes was dependent upon the principal amount of the holder’s note.

Unless otherwise stated above, the issuances of these securities were made in reliance upon exemptions provided by Section 4(a)(2) of the Securities Act, Regulation D promulgated thereunder, or Securities Act Rule 701 for the offer and sale of securities not involving a public offering.

No underwriter was engaged in connection with the foregoing sales of securities. The Company has reason to believe that all of the foregoing purchasers were familiar with or had access to information concerning the operations and financial conditions of the Company, and all of those individuals purchasing securities represented that they were accredited investors, acquiring the shares for investment and without a view to the distribution thereof. At the time of issuance, all of the foregoing securities were deemed to be restricted securities for purposes of the Securities Act and the certificates representing such securities bore legends to that effect.

II-5

Item 16. Exhibits and Financial Statement Schedules

Incorporated by
Exhibit		Reference		Filed or Furnished
Number	Exhibit Description	Form	Exhibit	Filing Date	Herewith

3.1*	Articles of Incorporation of EMulate Therapeutics, Inc., filed February 7, 2002

3.2*	Amended and Restated Articles of Incorporation of EMulate Therapeutics, Inc., filed June 30, 2003

3.3*	Amended and Restated Articles of Incorporation of EMulate Therapeutics, Inc., filed February 28, 2012

3.4*	Amended and Restated Articles of Incorporation of EMulate Therapeutics, Inc., filed February 15, 2013

3.5*	Amended and Restated Articles of Incorporation of EMulate Therapeutics, Inc., filed January 24, 2014

3.6*	Articles of Amendment to Amended and Restated Articles of Incorporation of EMulate Therapeutics, Inc., filed February 27, 2019

3.7*	Bylaws of EMulate Therapeutics, Inc.

5.1*	Legal opinion of Lucosky Brookman LLP

10.1*	Distribution Agreement, dated October 10, 2019, by and between EMulate Therapeutics, Inc. and Sayre Therapeutics Private Limited

10.2*	Exclusive License Agreement, dated April 1, 2017, by and between EMulate Therapeutics, Inc. and Teijin Limited

10.3*	Exclusive License Agreement, dated April 21, 2021, by and between EMulate Therapeutics, Inc. and Hapbee Technologies, Inc.

10. 4*	License Agreement, dated July 29, 2021, by and between EMulate Therapeutics, Inc. and Hapbee Technologies, Inc.

10. 5*	Amended and Restated Exclusive License Agreement, dated October 26, 2020, by and between EMulate Therapeutics, Inc. and Hapbee Technologies, Inc.

10. 6*	Amendment to Exclusive License Agreement, dated October 26, 2020, by and between EMulate Therapeutics, Inc. and Hapbee Technologies, Inc.

10.7*	Right of First Refusal and Co-sale Agreement, dated March 22, 2002, by and between EMulate Therapeutics, Inc. and John T. Butters, Bennett M. Butters, and Lisa C. Butters

10. 8*†	Amended and Restated Employment Agreement between EMulate Therapeutics, Inc. and Chris E. Rivera, dated as of March 15, 2022

10. 9*†	Amended and Restated Employment Agreement between EMulate Therapeutics, Inc. and Steven E. Pope, dated as of March 15, 2022

10. 10*†	Amended and Restated Employment Agreement between EMulate Therapeutics, Inc. and David C. Matteson, dated as of March 15, 2022

10. 11*†	Amended and Restated Employment Agreement between EMulate Therapeutics, Inc. and Kyle J. Kingma, dated as of April 18, 2022

10. 12*†	EMulate Therapeutics, Inc. Amended and Restated 2016 Equity Incentive Plan

10. 13*†	Form of Stock Option Agreement for EMulate Therapeutics, Inc. 2016 Equity Incentive Plan

14.1*	Code of Ethics and Business Conduct

21.1*	Subsidiaries of the Registrant

23.1*	Consent of MaloneBailey LLP

23.2*	Consent of Lucosky Brookman LLP (reference is made to Exhibit 5.1)

99.1*	Audit Committee Charter

99.2*	Compensation Committee Charter

99.3*	Nominating and Corporate Governance Committee Charter

101.PRE	XBRL Instance Document

101.INS	XBRL Taxonomy Extension Schema Document

101.SCH	XBRL Taxonomy Extension Calculation Linkbase Document

101.CAL	XBRL Taxonomy Extension Definition Linkbase Document

101.DEF	XBRL Taxonomy Extension Label Linkbase Document

101.LAB	XBRL Taxonomy Extension Presentation Linkbase Document]

107*	Filing Fee Table

* to be filed by amendment

† Executive compensation plan or arrangement.

II-6

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-8

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in [●], on [●], 2022.

EMulate Therapeutics, Inc.

By:
Chris E. Rivera
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer	[●], 2022
(principal executive officer) and Director

/s/	Vice President of Finance	[●], 2022
(principal responsibility for financial and accounting)

/s/	Chairman of the Board	[●], 2022

/s/	Director	[●], 2022

/s/	Director	[●], 2022

/s/	Director	[●], 2022

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